Exhibit 1

Date: 12th September 2013 Report No: R305.2013

NI43-101 Technical Report

Mineral Resource Estimates

for the

MUTANGA URANIUM PROJECT

Denison Mines Corp

Zambia

Africa

By

Malcolm Titley (QP)

BSc MAIG

CSA Global (UK) Ltd

For:	Approved:

Denison Mines Corp 595 Bay Street, Suite 402 Toronto Ontario M5G 2C2 Canada
Galen White Managing Director

Mutanga Uranium Project Denison Mines Corp

Contents

Contents	I
1 Executive Summary	1
1.1 Introduction	1
1.2 Project Description and Location	1
1.3 Geological Setting	2
1.4 Exploration	4
1.5 Sampling and Analysis	5
1.6 Data Validation and Verification	5
1.7 Metallurgical Test Work	6
1.8 Mineral Resource Estimates	6
1.8.1 Mutanga and Dibwe Deposits	6
1.8.2 Dibwe East	7
1.9 Interpretations and Conclusions	11
1.10 Recommendations	14
2 Introduction	16
2.1 Principle Sources of Information	16
2.2 Units	17
2.3 Qualified Person Property Inspection	18
2.4 Zambian Mining Law	18
3 Reliance on Other Experts	19
3.1 Summary	19
4 Property Description and Location	20
4.1 Location of Property	20
4.2 Mineral Tenure	20
4.3 Environmental Liabilities	21
5 Accessibility, Climate, Local Resources, Infrastructure and Physiography	23
5.1 Topography, Elevation and Vegetation	23
5.2 Access to the Property	24
5.3 Climate	24
5.4 Infrastructure	24
6 History	25
6.1 Property Ownership	25
6.2 Previous Owners	25
6.3 Historical Mineral Resource Estimates	26
6.4 Production History	27
7 Geological Setting and Mineralisation	28
7.1 Regional Geology	28
7.2 Stratigraphy	29
7.2.1 Madumabisa Mudstone—MMS	31
7.2.2 Escarpment Grit Formation—EGF	31
7.2.3 Interbedded Sandstone and Mudstone Formation	32
7.3 Depositional Setting	33
7.4 Regional Tectonics and Structure	33
7.4.1 Lusitu Fault Zone	36
7.4.2 Dibwe Fault Zone	36
7.4.3 The Bungua Mountain Fault Zone	37
7.4.4 Minor Faults	38
7.4.5 Structural Geology – Dibwe East (Yeo, G. 2011)	38

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7.5 Deposit and Local Geology	39
7.5.1 Mutanga Mineral Deposit Geology	41
Package A	43
Package B	44
Package C	45
7.5.2 Dibwe Geology	46
7.5.3 Dibwe East Geology	48
7.6 Mineralisation Styles	49
7.7 Type of Mineralization	50
7.7.1 Disseminated Uranium Mineralization	50
7.7.2 Uranium Mineralization Associated With Mudstones & Siltstones	51
7.7.3 Fracture Hosted Uranium Mineralization	52
7.7.4 Uranium Mineralization Associated With Pyrite	53
8 Deposit Types	54
8.1 Summary	54
9 Exploration	56
9.1 Exploration Program	56
9.2 Mutanga Mineral Deposit Historical Exploration	56
9.3 Dibwe—Historical Exploration	57
9.4 Mutanga-Dibwe Area—Historical Exploration	57
9.5 Bungua— Historical Exploration	59
9.6 Other Activities	59
9.7 Airborne Geophysical Surveys	60
10 Drilling	62
10.1 Historic drilling – Pre Omega /Denison	62
10.2 Summary of Drilling – Omega/Denison	63
10.3 Processes for Determining Uranium Content by Borehole Logging	69
10.3.1 Conductivity	70
10.3.2 Resistivity	70
10.3.3 Self-Potential	70
10.3.4 SPR (Single Point Resistance)	70
10.3.5 Deviation	71
10.4 Natural Gamma	71
10.5 CPS to Equivalent U3O8 Grade Conversion	72
10.6 Sampling	72
10.6.1 RC Sampling	72
10.6.2 Scintillometer Logging	73
10.6.3 Core Logging	73
10.7 Core Sampling	74
10.8 Surveying	75
10.8.1 Collar Surveying	75
10.8.2 Down Hole Surveying	76
10.9 Surface Topography Validation 2007	76
10.10 True Thickness	76
11 Sample Preparation, Analyses and Security	77
11.1 Sample Preparation and Security	77
11.2 Analytical Method	78
11.2.1 Pre -2009 Analysis method	78
11.2.2 Post – 2009 Analysis method	78
11.3 Geophysical Probe Calibration QA-QC	78
11.4 Radiometric Logging Quality Assurance and Quality Control Measures	79
11.4.1 Radon	80
11.5 Comparison of gamma derived eU3O8 and Assay U3O8	82
11.5.1 Comparison of gamma derived eU3O8 and Assay Derived U3O8 Pre—2009	82
11.5.2 Dibwe East MRE- 2012	82

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11.5.3 Validity of Radiometric Estimates of Grade and Grade Thickness	83
11.5.4 Summary of Results	83
11.6 Assay QA-QC	86
11.6.1 Pre 2009 QA-QC	86
11.6.2 Field Duplicates	87
11.6.3 Field Standards	88
11.7 QA-QC Conclusions pre- 2009	89
11.8 Post 2009 Assay QA-QC	90
11.8.1 Overview	90
11.8.2 Analysis of QA-QC Data	90
11.8.3 Assay Precision	91
11.8.4 Blanks	94
11.8.5 Third Party Umpire Laboratory—Assay Bias	95
11.9 QA/QC Analysis Summary	96
12 Data Verification	98
12.1 Data review 2009	98
12.2 Data review 2012	98
12.2.1 Site Visit	98
12.2.2 Laboratory Assay Database Checks	98
12.2.3 Sample Recovery	100
12.2.4 Gamma vs. chemical assay check	100
12.2.5 Grid System Transform	103
12.2.6 Database Data Validation	103
13 Mineral Processing and Metallurgical Testing	105
13.1 Mutanga	105
13.2 Dibwe East	105
13.3 Heap Leach Testwork – Mutanga and Dibwe Samples	106
14 Mineral Resource Estimates	108
14.1 Introduction	108
14.2 Mutanga and Dibwe Mineral Resource Estimates (2009)	109
14.2.1 Input Data	109
14.2.2 Database Validation—Micromine	110
14.2.3 Geological Interpretation	111
14.2.4 Statistical Analysis—Mutanga	114
14.2.5 Statistical Analysis—Dibwe	117
14.2.6 In-Situ Dry Bulk Density	119
14.2.7 Geostatistical Analysis	119
14.2.8 Estimation	122
14.2.9 Block Model Extents and Block Size	123
14.2.10 Grade Estimation—Mutanga	123
14.2.11 Grade Estimation Validation—Mutanga	125
14.2.12 Grade Estimation—Dibwe	128
14.2.13 Model Validation – Dibwe	128
14.3 Dibwe East Mineral Resource Estimation 2012	130
14.3.1 Drill Hole Database Loading	130
14.3.2 Geological Interpretation	131
14.3.3 Topography	131
14.3.4 Wireframe Interpretation	132
14.3.5 Sample domaining	137
14.3.6 Density Assignment	138
14.3.7 Top-Cuts	138
14.3.8 Variography	140
14.3.9 Block Model	140
Grade Estimation	141
14.3.10 Block Model Validation	141

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14.3.11 CSA Block Model Validations	143
14.4 Mineral Resource Classification	145
14.4.1 Mineral Resource Classification – Mutanga and Dibwe	145
14.5 Classification of the Dibwe East Mineral Resource Estimate	147
14.6 Mineral Resource Reporting	148
14.7 Comparisons with Previous Mineral Resource Estimates	148
15 Mineral Reserve Estimates	149
16 Mining Methods	150
17 Recovery Methods	151
18 Project Infrastructure	152
19 Market Studies and Contracts	153
20 Environmental Studies, Permitting and Social or Community Impact	154
21 Capital and Operating Costs	155
22 Economic Analysis	156
23 Adjacent Properties	157
24 Other Relevant Data and Information	158
24.1 De-mining and UXO Program	158
25 Interpretation and Conclusions	159
26 Recommendations	162
27 References	164
Glossary of Technical Terms and Abbreviations	165
Date and Signature Page	171

Figures

Figure 1. Project Location	20
Figure 2. Mutanga Project Area	21
Figure 3. Distribution of Karoo Basins in Southern Africa. Showing locations of Karoo rift basin sandstone-hosted uranium mineral deposits: 1) Letlhakane, 2) Mutanga, 3) Kanyemba and 4) Kayelekera	29
Figure 4. Generalized stratigraphy of the Karoo Supergroup in southern Zambia (Nyambe and Utting 1997) Uranium mineralization is restricted to the Escarpment Grit	30
Figure 5. Geological map of the Dibwe-Mutanga area simplified from (Ullmer, E. 2010)), the three main regional fault zones are labelled: LMZ – Lusitu Fault Zone; DFZ – Dibwe Fault zone; BMFZ – Bungua Mountain Fault Zone	34
Figure 6. Schematic NW-SE cross sections through the Mutanga (A-A’) and Dibwe (B-B’) areas. These sections are about 11 km apart. Their locations are shown in Figure 7.5-3	35
Figure 7. Regional setting of the Dibwe-Mutanga mineral deposits near the NW footwall margin of the Mid-Zambezi Karoo graben	35
Figure 8. Local Geology and Geological Setting of the Mutanga Uranium Project	40
Figure 9. Typical EGF Sequence from Bungua Prospect	41
Figure 10. Surface Geology and Drilling Plan of Mutanga Mineral Deposit	42
Figure 11. Package A, MR09, Coarse Pyrite Nodule (pencil pointing up hole)	43
Figure 12. ‘Package A’, MR09, Slump Structure in Sandstones	44
Figure 13. Package B’, MR09, Box 7. Cross Bedding and Lamination	45
Figure 14. ‘Package C, Coarse Sandstones of the EGF	46
Figure 15. Dibwe, Dibwe West and Dibwe North Surface Geology and Drill hole Plan	47
Figure 16. Braided vs. Meandering Facies of the Escarpment Grit Formation	48
Figure 17. Photograph showing mineralization associated with Mn oxide (black)	51
Figure 18. Photograph showing mudclasts	52
Figure 19. Photograph showing mineralization in a fracture with the presence of Mn oxide	53
Figure 20. Dibwe – Mutanga Geological Map	58
Figure 21. Drill Hole Location Plan RDM Series Holes Over 2006 Helicopter-borne Geophysics	58
Figure 22. Bungua Area Geology and Prospect Locations	59
Figure 23. 2011 Airborne magnetic lineaments-faulting – NRG 2006 (Petrie,L 2012)	61
Figure 24. 2011 Airborne radiometric – NRG 2006 (Petrie,L 2012)	61
Figure 25. Collar Plan – Mutanga and Mutanga West. Recent drilling shown in red	69

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Figure 26. Collar Plan – Dibwe, Dibwe East, Dibwe North and Dibwe West. Recent drilling shown in red	69
Figure 27. Repeat Logging of selected Borehole Logs	80
Figure 28. Selected Borehole Logs Showing the Influence of Radon	81
Figure 29. Scatter Graph of GTs for Radiometric uranium vs. XRF Composites	84
Figure 30. Scatter graph of GT’s for radiometric vs. XRF composites after disequilibrium correction	86
Figure 31. Field Duplicate Scatter Plot	87
Figure 32. AMIS0098 Field Standard Assay	92
Figure 33. ALS Chemex Standard Assay	92
Figure 34. Field Duplicate Assay	93
Figure 35. ALS Minerals Duplicate Assays	94
Figure 36. Field Assay Blanks	95
Figure 37. ALS Chemex Minerals vs. Set Point Laboratory U Assay Values	96
Figure 38. Scatter plot of original field sample Vs. Duplicate field sample	99
Figure 39. Historgram and probability plots comparing eU3O8 (blue) against U3O8 (red)	101
Figure 40. Average Grade (ppm) and contained ‘Metal’ for aU3O8 & eU3O8 at a variety of cut-offs	102
Figure 41. Contained ‘Metal’ and Total Composite length for aU3O8 & eU3O8 at a variety of cut-offs	103
Figure 42. Mutanga Mineral Deposit – Typical Domain Cross Section	113
Figure 43. Dibwe Mineral Deposit – Typical Domain Cross Section	113
Figure 44. Close Spaced Drilling used for Geostatistical Analysis	121
Figure 45. Swath Plots MIN3	126
Figure 46. NW-SE Cross Section Through MIN1, Composite Data Shown as Filled Circles, Centred on 194339N, 658611E, 559RL	127
Figure 47. NW-SE Cross Section through MIN2. Composite Data Shown as Filled Circles. Centred on 194617N, 658988E, 571RL	127
Figure 48. Swath Plots, All Domains	129
Figure 49. NW-SE Cross Section through the CENTRAL and SE Domains showing a comparison of input drill hole grades and block model grades. Centred on 185330N, 654398E, 529RL	130
Figure 50. Dibwe East Zones 1 and 2 Total 200ppm grade contour with EGBa horizon 200ppm grade blocks	134
Figure 51. Dibwe East Zones 1 and 2 Total 200ppm grade contour with EGBb horizon 200ppm grade blocks	135
Figure 52. Dibwe East Zones 1 and 2 Total 200ppm grade contour with EGBc horizon 200ppm grade blocks	136
Figure 53. Dibwe East Zones 1 and 2 T EGBa (yellow), EGBb (orange) and EGBc (red) wireframes	137
Figure 54. EGBa_C-Poly Cumulative Frequency and Histogram	139
Figure 55. EGBb_B-Poly Cumulative Frequency and Histogram	139
Figure 56. EGBc_A-Poly Cumulative Frequency and Histogram	140
Figure 57. Grade Validation Block Model NW-SE Cross Section centred on DMD77600-03	142
Figure 58. Swath Plots for Dibwe East – 300m Northing and Easting slices, and 10m bench slices	144
Figure 59. Mutanga Resource Model Coloured by Resource Class	146

Tables

Table 1. Previous Mutanga Mineral Resource Estimates	27
Table 2. Relative Uranium Mineral Abundance	50
Table 3. Drilling completed over the Mutanga Uranium Project (subdivided in to drilling completed 1980-2008 and 2010-2012)	64
Table 4. Significant Intercepts from recent drilling at Dibwe East	68
Table 5. Base station coordinates	75
Table 6. Variations in probe vs. chemical assay	85
Table 7. QA/QC Sample Breakdown	87
Table 8. List of Field Standards with Expected Values (U) and Action Limits	88
Table 9. List of Laboratory Standards with Expected Values and Action Limits	89
Table 10. Quality Control Samples Allocations	90
Table 11. Standard Reference Material	91
Table 12. Quality Control Samples	99
Table 13. Table of summary stats comparing eU3O8 against aU3O8 at a variety of grade cut-offs	102
Table 14. Current CIM compliant Mineral Resource Estimates for the Mutanga Uranium Project (disclosed in 2009 and which remain current in 2013)	109
Table 15. Drilling contained in the 2008 project database	109
Table 16. Drilling subset used in Mineral Resource Estimations in 2008	110
Table 17. GPS Surveyed Holes Re-surveyed by DGPS	111
Table 18. Summary of Raw Data Contained Within Each Domain—Mutanga	115

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Table 19. Descriptive Statistics by Domain – Mutanga	116
Table 20. Top-cut Analysis Performed for Each Domain	117
Table 21. Dibwe Raw Data by Domain and Drill Type	117
Table 22. Descriptive Statistics by Drill Type (Raw Data)—Dibwe	118
Table 23. Top-Cut Analysis – Dibwe	119
Table 24. Variography from the MIN2 and MIN3 Domains	120
Table 25. Details of Variography from Close Spaced Drilling	122
Table 26. Mutanga and Dibwe Block Construction Parameters	123
Table 27. Grade Estimation Search Ellipse and Sample Parameters	124
Table 28. Grade Estimation Search Ellipse and Sample Parameters—Dibwe	128
Table 29. Statistics of drill hole composites within mineralized wireframes	138
Table 30. Block model parameters	141
Table 31. Estimation parameters	141
Table 32. CIM compliant Mineral Resource Inventory – as at 12th September 2013	148

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1	Executive Summary

1.1	Introduction

CSA Global is an internationally recognised, independent geological and mining consultancy with offices in Australia, UK, Russia, Canada, Indonesia and South Africa. CSA Global (UK) Ltd (“CSA”) were requested by Denison Mines Corp (“Denison” or “the issuer”), a uranium explorer and development company with interests in exploration and development projects in Canada, Zambia, Namibia and Mongolia and listed on the TSX exchange and NYSE-MKT, to prepare a Technical Report summarising material aspects of the Mutanga Uranium Project, Zambia, in particular the recently completed Mineral Resource Estimate for the Dibwe East Deposit.

This report is prepared in accordance with the disclosure and reporting requirements set forth in the Toronto Stock Exchange Manual, National Instrument 43-101 (2011)—Standards of Disclosure for Mineral Projects (“NI 43-101”), Companion Policy 43-101CP to NI 43-101, and Form 43-101F1 of NI 43-101. It has been prepared under the supervision of, and by Mr Malcolm Titley of CSA Global on the instruction of Steve Blower of Denison.

Mr Titley is the Qualified Person (QP) as defined by the CIM Definition Standards and Section 5.1 of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, Form 43-101F1 and Companion Policy 43-101CP) for the purposes of this Technical Report.

1.2	Project Description and Location

The Mutanga Uranium Project consists of three main deposits; Mutanga, Dibwe and Dibwe East, which make up the bulk of the Mineral Resources described herein. There are also three minor deposits called Mutanga East, Mutanga Extension and Mutanga West. In addition several other mineral prospects have been identified.

The Mutanga Project area is situated in the Southern Province of Zambia about 200 km south of Lusaka immediately north of Lake Kariba, approximately 31 kilometres northwest of Siavonga.

Denison acquired 100% of the Mutanga Project (“the Project”) in 2007 through the acquisition of OmegaCorp Limited (“Omega”).

Denison held the Large Scale Prospecting License – PL LS 237 in the Siavonga District of Southern Province in the Republic of Zambia. This authorised Denison to carry out exploration activities for copper, cobalt, zinc, gold nickel and uranium for a period of two years from January 6 2009. Mining Licence applications were then completed.

The Mutanga Project is currently comprised of two mining licenses (13880-HQ-LML and 13881-HQ-LML) encompassing 457.3 square kilometres. The mining licenses are held by Denison Mines Zambia Limited, a wholly owned subsidiary of Denison and have a term of 25 years to April 2035.

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The project area has no known environmental liabilities as it has not been subject to any mechanised mining activities.

1.3	Geological Setting

Regionally, the Karoo Supergroup is a thick succession of late Carboniferous to late Triassic terrestrial strata deposited across much of what is now southern Africa. To the south, compression and accretion along the southern margin of Gondwana resulted in formation of the Cape Fold Belt and an extensive foreland basin filled with Karoo strata, whereas to the north, crustal extension due to thermal doming following the assembly of the Pangean supercontinent around 320 Ma resulted in formation of a northeasterly trending series of rift basins. The rifting is believed to have been associated with the breakup of Gondwanaland during the Permian Period, followed by opening of the proto-Indian Ocean in the Jurassic; with a final episode related to the development of the East African Rift system in late Cretaceous and early Tertiary times.

Southwesterly propagation of the East African Rift System across the continent in Cenozoic time led to reactivation of the Karoo rift basins as well as formation of new fault depressions, such as the Okavango Rift, the southeastern extension of the mid-Zambezi and Luangwa rift systems. Many of the Karoo rift basins contain sandstone-hosted uranium mineral deposits, including Letlhakane in the Kalahari Basin of Botswana, Mutanga and Chirundu in the mid- Zambezi Rift of Zambia; Kanyemba in the Cabora Bassa Basin of Zimbabwe, Kayelekera in the Rukuru Basin of Malawi and Nyota in the Selous Basin of Tanzania.

The Karoo Supergroup comprises at least six regional depositional sequences, which reflect broadly synchronous episodes of basin subsidence and climate change, but vary considerably in detail from one sub-basin to another. Karoo strata typically overlie Precambrian crystalline basement rocks.

Three formations in the Lower Karoo Supergroup in the mid-Zambezi Valley of southern Zambia and four in the Upper Karoo Supergroup have been identified. The Late Carboniferous – Permian Lower Karoo Supergroup consists of the basal Siankondobo Sandstone Formation, overlain by the Gwembe Coal Formation, in turn overlain by the Madumabisa Mudstone Formation. The Triassic—Early Jurassic Upper Karoo Supergroup is sub-divided into the Escarpment Grit, overlain by the Interbedded Sandstone and Mudstone, the Red Sandstone and the Batoka Basalt Formation.

The fine-grained texture and characteristic fossils of the Madumabisa Mudstone Formation indicates that it is a lacustrine succession. The laminated mudstones are probably marginal lacustrine deposits, whereas the massive units are distal.

The Escarpment Grit sandstones are interpreted to be fluvial deposits, but they record a major change in fluvial style. Maps produced in the 1970s show southwesterly directed paleocurrents in the “Braided Facies” throughout most of the Mutanga region. The relatively small variance in paleocurrent direction, prevalence of trough cross-bedded sandstones, pebbly sandstones and conglomerates and lack of laterally extensive beds all support interpretation of the “Braided Facies” sandstones as braided stream deposits.

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In the overlying “Meandering Facies” member, thick, upward-fining sandstone beds with cross-bedding and ripple lamination; locally capped by mudstones which can be traced laterally for hundreds of meters, are likely point-bar and flood plain deposits. Measurements of trough and tabular-planar cross-bed foreset azimuths in the Dibwe area indicate northerly transport but show a wide scatter.

Uranium mineralization does not appear to have significant structural controls; hence the structural geology of the area has been relatively neglected. Mineralized zones, however, are offset and impacted by minor faults and fractures. NE-trending faults likely controlled deposition of the Escarpment Grit “Braided Facies” and fault-related folds may control blind mineralization in the Dibwe and Dibwe East area.

The Mutanga area of the Mid-Zambezi Valley is characterized by a series of NE-trending, fault-bounded cuestas or fault blocks, uplifted to the northwest and dipping to the southeast. Three major northeast-trending anastomosing fault systems can be distinguished in the Mutanga area, named here for convenience, the Lusitu, Dibwe and Bungua Mountain fault zones. There are numerous minor faults of limited extent trending northwest to north.

Locally, within the tenement area the Karoo sediments lie in a northeast trending rift valley. Locally the rift valley is hilly with large fault-bounded valleys filled with Permian, Triassic and possibly Cretaceous sediments of the Karoo Supergroup. The sediments have a shallow dip and are displaced by a series of normal faults, which in general, trend parallel to the axis of the valley. Mapping of the Mutanga-Dibwe area delineated normal faults with throws of the order of 100m at intervals of between 100 and 1,500m.

The uranium mineralisation identified to date appears to be restricted to the Escarpment Grit Formation (“EGF”).

Dibwe East is predominantly composed of EGF. The surface geology is characterised by a few scattered sandstone outcrops. Two major units can be distinguished, the “Braided facies” member (EGFb-f) of the lower EGF and the “Meandering facies” member (EGBm-f) of the upper EGF in core, the two units appear to be transitional from one another. The “Braided Facies” is distinguished in outcrop as gritstones, very-coarse-grained to coarse grained sandstones and pebbly sandstones. Ripple lamination is common and mudstone beds are laterally continuous.

Mineralization appears to be later than at least some of the normal faults which cut the Escarpment Grit Formation. This is evident from the good correlation of the radiometric logging data between adjacent holes within the Mutanga mineral deposit separated by interpreted faulting.

The source of the uranium is believed to be the surrounding Proterozoic gneisses and plutonic basement rocks. Having been weathered from these rocks, the uranium was dissolved, transported in solution and precipitated under reducing conditions in siltstones and sandstones. Post lithification fluctuations in the groundwater table caused dissolution, mobilization and redeposition of uranium in reducing, often clay-rich zones and along fractures.

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Uranium mineralisation on the property occurs in a number of different associations, including disseminated uranium mineralisation, fractures and faults and in association with grains of fine pyrite.

The primary mineralization is considered to be of the sandstone hosted fluvial channel type commonly found in the Colorado Plateau.

1.4	Exploration

Historically the Mutanga mineral deposit appears to have been defined by:

•	Outcropping mineralisation.

•	Ground Radiometric Surveys.

•	Air-borne photographic and geophysical surveys.

Available data shows that in the 1980’s AGIP carried out systematic exploration up to and including a resource estimation phase. This exploration activity included:

•	Trenching.

•	Pitting.

The Dibwe Mineral deposit is located approximately 10 to 15km west of the Mutanga area.

Historically the deposit appears to have been defined by:

•	Outcropping mineralisation.

•	Ground radiometric surveys.

•	Air-borne photographic and geophysical surveys.

In 2006 a detailed aeromagnetic and radiometric survey (Symons and Sigfrid, Report on the Interpretation of Aeromagnetic and Radiometric data 2006) was completed over the areas of interest which were revealed during an earlier pre-digital airborne survey. The 2006 survey has confirmed the position and tenor of the existing targets and identified additional, targets.

Prior to Omega/Denison involvement, AGIP and the Zambian geological survey undertook drilling across the Mutanga project area.

The drill program consisted of 14,794 metres of drilling (50 diamond holes for 6833 metres, 119 percussive (wagon drill) holes for 6998 metres and 83 percussive (shallow wagon drill) holes for 963 metres.

Reverse circulation (RC) and Diamond (DD) drilling are the principal methods of exploration and mineralization delineation after initial geophysical surveys.

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In 2006, 11 diamond drill holes were drilled by OmegaCorp to twin previous drilling at the Mutanga mineral deposit. Results confirmed the broad tenor of the historical U3O8 intercepts. Work was also carried out at Bungua, Mutanga and at Dibwe.

During 2007 to 2008 Denison completed work on the Mutanga mineral deposits, focussing on the Mutanga area and the Dibwe area in particular. The work included an appraisal of all available data (maps, plans, sections, limited geological interpretations and radiometrics and AGIP resource estimations). From this information Denison produced several databases covering Mutanga and other prospects.

After a two year delay due to suspension of exploration activities, a two phase drilling campaign resumed in April, 2011. Phase 1 drilling on Dibwe East and Mutanga West targets commenced in April and ended in July 2011 with 72 holes being drilled for a total of 7,564 m. The results for Phase 1 confirmed the continuity of uranium mineralization identified in 2008 drilling program at Dibwe East with a northeast-southwest strike length greater than 2.5 km. Results from the Mutanga West target still require further evaluation and are not considered material to the current Mutanga West resource.

Based on the encouraging results obtained with the Phase 1 drilling over the Dibwe East Zones 1 and 2 targets, a Phase 2 drilling program of 74 holes totalling 7,732 m was completed between August-October 2011. This drilling program discovered primary mineralization at depth and it also increased the strike length to 4.0 km.

Exploration for uranium typically involves identification and testing of sandstones within reduced sedimentary sequences. The primary method of collecting information is through extensive drilling (both RC and diamond drill coring) and the use of downhole geophysical probes. The downhole geophysical probes measure the electrical properties of the rock from which lithologic information can be derived and natural gamma radiation, from which an indirect estimate of uranium content can be made. The downhole geophysical probes measure conductivity, resistivity, self-potential, SPR, deviation and natural gamma. Geophysical probe data was collected from drilling over the property.

1.5	Sampling and Analysis

During recent drilling, quality control samples (reference materials, blanks and duplicates) were included with each analytical run and used to validate gamma data. CSA conducted checks on QA/QC data and the QP is satisfied that the quality of sampling and assay analysis completed is of a standard acceptable for this mineral resource estimate.

1.6	Data Validation and Verification

CSA have completed the following as part of data validation and verification;

•	A current site visit to the property by the QP.

•	Laboratory Assay Database Reviews.

•	Gamma vs. Assay Reviews.

•	Review of Grid Transformations.

•	Database Data Validation.

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No significant or material issues were identified during these reviews and the QP considers the data provided to be suitable for inclusion in the Mineral Resource Estimation.

1.7	Metallurgical Test Work

Recent preliminary metallurgical test work (2012) has been completed by Mintek, South Africa on Dibwe East Deposit drill core samples. Denison supplied Mintek with 18 drill core samples, which were sourced from three different zones over Dibwe East. The test work included head sample characterization and preliminary bottle roll leach tests.

The average grade of samples was 586ppm U3O8. This is higher than the grades of the Mutanga (237 ppm U3O8) and Dibwe (247 ppm U3O8) mineral deposits.

Bottle roll leach tests (-25mm samples) yielded averaged uranium extractions of 85% which are comparable to results achieved for Mutanga (85%) and higher than for Dibwe (75%).

Leaching of fine milled material on six of the drill core samples achieved similar uranium extractions as for the - 25 mm samples. Therefore it appears that the uranium-bearing minerals of the Dibwe East samples are reasonably accessible to leaching at a crush size of - 25 mm.

The average acid consumption of 10 kg/t for the Dibwe East samples is comparable to that of Dibwe (12 kg/t); both being higher than for Mutanga (2.3 kg/t).

1.8	Mineral Resource Estimates

1.8.1	Mutanga and Dibwe Deposits

Subsequent to the historical Mineral Resource Estimates for the Mutanga Uranium Project, tabulated in Table 1, Section 6.3, CSA prepared Mineral Resource Estimate updates for Mutanga, Mutanga Extensions, Mutanga East, Mutanga West and Dibwe in 2008. This work is documented in the 2009 Technical Report filed on Sedar, to which the reader is referred.

The Mutanga mineral deposit contains five mineralised zones; four of these zones were identified during MRE work in 2006, with the fifth being identified following 2007-2008 drilling.

U3O8 grades were estimated into a block model for each deposit, constructed to honour the interpreted mineralised zones and the surface topography. Blocks within each model were coded by the relevant domains using the domain wireframes and then constrained to the surface topography. Blocks situated above the topographic surface were removed. Adequate waste was built into the block models to ensure that they were suitable for open pit optimisation and mine planning.

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Ordinary Kriging was used to estimate U3O8 based on the CSD variogram parameters. Inverse Distance squared (IDW2) estimation was completed as a rough check on the Kriged estimate.

The grade interpolation strategy for both mineral deposits involved setting up search parameters aligned to the geometry of each domain. A series of grade interpolation “runs” were completed, at progressively larger search distances until all blocks received an estimated grade. Constraints were applied to the number of grade values and holes used in the interpolations in order to improve the reliability of the estimates.

Validation of the grade estimates at both deposits included:

•	Comparison of average composite grade with average block grade for each domain.

•	Swath plots of grade trends in depth, northing and easting.

•	Visual validation of composite grades with block grades, throughout the mineral deposit.

•	Comparison of domain wireframe volumes with block volumes.

•	Comparison of IDW estimate with the OK estimate.

1.8.2	Dibwe East

The Mineral Resource Estimation for Dibwe East uses drilling results from 2008 to 2012, which comprises 237 RC and diamond drill holes totalling 21,729 m. The holes were drilled on northwest-southeast oriented fences spaced at approximately 150 m to 200 m intervals along strike with a drill hole spacing of 100 m along the fences. Of the 237 drill holes, 26 were completed over the Mutanga West target which is not included in this resource estimate.

The procedures for geological interpretation of mineralized zones include;

•	Correlation of the geophysical logs.

•	Compositing of mineralized zones based on 10 cm grade (eU3O8) data on selected formations and mineralized horizons.

•	Construction of profile cross-sections, including stratigraphy, lithology, alteration and percent grade uranium at 100 ppm (0.01%), 200 ppm (0.02%), and 300 ppm (0.03%) eU3O8 cut-offs.

Three mineralized horizons were interpreted:

•	EGBa which extends from surface to a depth of approximately 45 m

•	EGBb which extends from approximately 45 m to 80 m below surface

•	EGBc which extends from approximately 80 m to 110 m below surface

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CSA has reviewed the wireframe interpretation completed by Denison and considers the wireframe constraints to be adequate for the current level of study, and considering the current data density.

Wireframe models for the EGBa, EGBb and EGBc horizons were developed using the following steps:

•	Plans for each one of the three mineralized horizons (EGBa, EGBb and EGBc) were plotted showing the average grade of composites over 200 ppm eU3O8 for each drill hole that penetrated the horizon. Composite grade values were computed using the following parameters and a weighted average grade was calculated:

•	Minimum cut-off grade: 200 ppm (0.02% eU3O8)

•	Minimum thickness: 1.0 m

•	Maximum interval waste thickness: 1.0 m

•	Minimum GT value: 200 m-ppm (0.02 m-%)

•	The grade values were contoured for Dibwe-East and the 200 ppm contour was used to delineate the overall lateral extent of the uranium mineralization in all three horizons. Then 200 ppm contours were developed for each individual horizon within the overall contour.

•	Polygons were created to represent the outlines of the mineralized lenses in each horizon using the 200 ppm grade contours.

•	Upper and lower surfaces of each mineralized horizon (EGBa, EGBb and EGBc) were created from the interpreted cross sections and clipped by the polygons.

•	The clipped upper and lower surfaces were imported into Vulcan and converted into 3D wireframes of the individual mineralized lenses in each horizon.

CSA has reviewed the grade wireframes and considers the use of a 200ppm constraint to be appropriate for the current level of study. However, CSA notes that the wireframe interpretations contain, in some parts, significant internal dilution which will require review as data density increases in the future, and this may result in changes to the wireframe volumes as part of further study.

Dibwe East was separated into 3 domains, based on the geological units EGBa, EGBb and EGBc.

Grades were composited over 1m run-length intervals to create a composite database for block estimation purposes. Compositing was restricted to the wireframe models to prohibit the inclusion of known waste material outside the zone of interest during block grade interpolation.

CSA considers this approach to be valid for the current level of study.

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CSA reviewed domain statistics for each of the domains with no issues detected.

A review of Dibwe East density data indicates a mean value of 2.16, 2.8% higher than the other mineral deposits. Review of the core shows some zones of less competent material which have crumbled during drilling and have not been represented in the density test work. CSA is satisfied that the applied density of 2.1 is appropriate.

CSA reviewed the application of a 3,000 ppm eU3O8 top-cut from the composite data provided CSA considers this capping to be appropriate, however as more drilling information is gathered it may be appropriate to assign top-cuts by domain.

Variography was attempted for all three mineralized horizons using 1 m grade composite data within the mineralized wireframes. Meaningful variograms could not be modelled at the current drill hole spacing of approximately 100 m by 200 m. The fractured nature of the upper (EGBa and EGBb) mineralized horizons coupled with the observed high variability in U3O8 in the lower zone (EGBc) did not allow establishment of reliable directions of grade continuity.

Three dimensional block models for all mineralized zones at Dibwe East were constructed using Vulcan version 8.0.3 Mine Modelling Software.

Uranium grades (eU3O8) were interpolated into each block model using an inverse distance weighting squared (IDW2) algorithm for each mineralized horizon. Blocks within each model were coded and constrained by the relevant domains using the zone wireframes.

The grade interpolation strategy involved setting up search parameters in two passes for each domain. Search ellipses were oriented with the long axes oriented parallel to the dominant north-easterly structural trend and zone geometries. Grades were interpolated into the model using the first pass. Blocks which did not receive an interpolated grade were then interpolated in the second pass which resulted in virtually all blocks being populated.

CSA has reviewed the estimation parameters used by Denison and consider these to be appropriate, given the current data density.

CSA reviewed the wireframes and presented, and cross validated wireframe volumes with that of the block model for each domain. CSA were able to replicate the volumes quoted by Denison.

CSA completed the following validation of the Dibwe East Mineral Resource Estimate:

•	A comparison of wireframe volume and block volume. CSA were able to replicate the volume comparisons provided by Denison.

•	A review of global mean grades—block mean vs. composite mean.

•	A visual review of local block and composite grade. This review demonstrated a satisfactory validation of the grade distribution seen within blocks, honouring the distribution within drill hole composites.

•	A review of CSA generated swath plots. CSA concludes that there is an acceptable comparison of block model grade honouring input composite grade, with a degree of smoothing that is commensurate with data density.

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Current drill hole spacing on the Dibwe East mineral deposit is approximately 100 m by 200 m and the spacing is actually wider in deeper parts of the area because not all of the holes were drilled through the B Horizon (EBGb) and particularly the C Horizon (EGBc).

Confidence criteria used to classify the mineral resource include:

•	Grade interpolation parameters.

•	Assessment of the reliability of geological information and sampling data.

•	Drilling and sample density.

•	Geological and grade continuity.

•	Reasonably prospects for economic extraction.

Resources are classified as Inferred Mineral Resources because:

•	The current drill spacing is not adequate to establish grade continuity along strike to with confidence beyond that of Inferred Resources, and deposit specific variography has not been undertaken.

•	Additional assay QA/QC data are required in order to fully validate the use of gamma probe data in resource estimation and quantify disequilibrium factors.

In order to comply with the requirement that a mineral resource must have reasonable prospects for economic extraction, Denison engaged a third party (Roscoe Postle and Associates, (“RPA”) to prepare a preliminary conceptual Whittle pit optimisation for reporting of mineral resources within the conceptual pit shell. The following parameters were used for the preliminary Whittle pit:

•	Pit Slope = 40 degrees

•	Mining Cost = $1.86/t mined

•	Processing Cost = $14.54/t ore

•	Processing Recovery = 90%

•	Selling Price = $70/lb. U3O8

•	Selling Cost = $1.5/lb U3O8

It should be noted that these parameters have not been selected following any economic study but are considered reasonable assumptions for conceptual evaluation with which to constrain the Mineral Resource Estimate to be reported. There are no Mineral Reserves reported for the Dibwe East mineral deposit.

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The table below summarises the CIM compliant Mineral Resource Inventory for the project, as at 12th September 2013.

CIM Compliant Mineral Resource Inventory—Mutanga Uranium Project (as at 12th September 2013)

		Measured			Indicated			Inferred
Deposit	U3O8 lower cut-off	Tonnes (Mt)	U3O8 (ppm)	U3O8 (Mlbs)	Tonnes (Mt)	U3O8 (ppm)	U3O8 (Mlbs)	Tonnes (Mt)	U3O8 (ppm)	U3O8 (Mlbs)
Mutanga	100	1.88	481	2.0	8.40	314	5.8	7.20	206	3.3
Mutanga Extensions	200							0.50	340	0.4
Mutanga East	200							0.20	320	0.1
Mutanga West	200							0.50	340	0.4
Dibwe	100							17.00	234	9.0
Dibwe East	100							39.80	322	28.2
Total		1.88	481	2.0	8.40	314	5.8	65.20	287	41.4

No previous resource estimate has been estimated for Dibwe East, so no comparison is presented here.

1.9	Interpretations and Conclusions

The Mineral Resource Estimate for the Mutanga Uranium Project has been significantly increased (by more than 100%) with the addition of the Dibwe East mineral deposit, based on drilling completed by Denison in 2011. The current MRE includes:

•	Mutanga East and West mineral deposits based on historical drilling and information which pre-dates the 2006 work completed by both OmegaCorp and Denison, previously reported by Denison in the 2009 Technical report, dated 19th March, 2009.

•	Mutanga and Dibwe mineral deposits based on work and drilling completed by OmegaCorp and Denison up to 2009, also reported in the Technical Report dated 19th March, 2009.

•	Dibwe East mineral deposit based on work and drilling completed by Denison up to the end of 2011, which is the focus of this Technical Report.

Additional drilling completed by Denison during 2011 to the west of the Mutanga mineral deposit is still under evaluation and has not been incorporated in the MRE update. A brief review of this drilling data by CSA has determined that the results from this recent drilling data are not material to the current MRE.

A Colorado Plateau-type sedimentary uranium deposit has been discovered within the Dibwe East area. Since only part of the general area has been explored with wide spaced drilling, CSA conclude that there is still potential for additional resources in the area.

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Conclusions based on the 2011 drilling results and our review of exploration, geophysical and sampling data are:

•	The Dibwe East uranium mineralization is located between the Dibwe and Mutanga prospects and is hosted by a number of relatively flat lying to gently southeast dipping units of Karoo sandstone interbedded with siltstone and shale.

•	Exploration data suggest that the uranium mineralization is hosted within paleochannels in meandering stream depositional systems, with fine- to coarse-grained sands and silts containing organic and pyrite material combined with a series of complex redox fronts acting as a reductant for the precipitation of uranium.

•	The Dibwe East mineral deposit consists of three stacked mineralized horizons extending from surface to depths of 130 m. The A Horizon extends from surface to a depth of 45 m; B Horizon extends from 45 m to 80 m; and C Horizon extends from 80 m to 110 m.

•	The Dibwe East mineral deposit extends for a distance of approximately 4 km in the northeast-southwest direction and approximately 500 m in the northwest-southeast direction.

•	Coffinite is dominant at depth in the C Horizon while phurcalite (similar to autunite) is dominant in the A Horizon and B Horizon. The C Horizon is interpreted as primary mineralization from which the A and B Horizons are derived as secondary mineralization.

•	The methodologies of lithologic and radiometric logging procedures, and sampling and assaying during the 2008 to 2011 drilling are industry standard and acceptable for mineral resource estimation. Specific conclusions relating to QA/QC are;

•	The River sand blank used by Denison performed adequately. The majority (73 per cent) of samples analysed returned below detection limit values; however towards the end of the campaign there were some anomalous samples that reported higher than expected.

•	Results from internal standards were acceptable. The AMIS standards performance was acceptable with the majority of samples reporting within acceptable limits for each standard, there were some instances that reported below expected values and a tendency to under report relative to the recommended mean values for AMIS0029, AMIS0096, AMIS0097 and AMIS0114. UREM standard performance was poor; UREM3 and UREM4 averaged approx. 25 per cent below the expected value for both standards, with the expected values for UREM6 and UREM7 not available.

•	Laboratory QA/QC performance was good with each of the standards and BLANK reporting within the expected values, or within acceptable tolerances. Laboratory duplicates have performed well with no issues. ALS has been used as a second laboratory for umpire sampling. A total of 187 umpire samples have been sent for analysis. There is slight bias toward higher values from the ALS result. The data provided suggests adequate internal laboratory QA/QC practices.

•	There were 167 filed duplicate samples taken at a ratio of 1:17 samples. This ratio of QA/QC sampling is adequate and meets the 1:20 that is required. Standards were inserted at approx. 1:20 which is adequate for purpose.

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•	At a cut-off grade of 100 ppm U3O8, as of February 24, 2012, the Inferred Mineral Resources of the Dibwe East mineral deposit total 39.8 million tonnes at an average grade of 322 ppm, containing 28.2 million lbs. of U3O8.

A future upgrade of the Dibwe East Mineral Resource Estimate requires:

•	Improvements in the accuracy of the topographic surface DTM (currently +/-2.5 m).

•	Infill drilling to improve geological and grade continuity to increase the confidence in the classification of the Mineral Resource Estimate.

•	Collection of additional assay and gamma data in order to better understand local disequilibrium effects and the relationship between assay and gamma data used for mineral resource estimation.

•	Additional bulk density data in order to determine if there is a correlation between density and lithology facies or depth below topographic surface.

•	A close spaced drilling program to test local mineralisation variability and provide adequate data for the determination of suitable geostatistical parameters including variography for grade estimation.

•	Consideration of non-linear grade estimation techniques to better estimate the grade tonnage profile for various cut-off grades and mining SMU dimensions.

At the Mutanga and Dibwe mineral deposits the current drilling grid of approximately 100 m × 50 m down to 50 m x 50 m centres (at Mutanga) has seen improvements to the geological model and the structural geometry of the mineral deposits. The infill drilling defines the mineralised zones as narrow, semi-continuous, geologically and structurally controlled zones within fault bounded domains. The closer spaced drilling has allowed a degree of grade continuity to be established even though local grade variability remains high.

At Mutanga the availability of the 50 m x 50 m spaced drill data and degree of structural control has allowed part of the MRE to be classified as Measured and Indicated. However; at Dibwe the geological and grade continuity is not sufficient to classify the MRE better than Inferred. No part of the Dibwe MRE has been classified as Indicated due to:

•	Current drill spacing is not adequate to establish geological and grade continuity along strike.

•	Additional assay QA/QC data is required in order to validate the use of gamma probe data in resource estimation work at Dibwe.

•	Variography modelling has not been possible for Dibwe. In order to increase the confidence in the resource estimate, valid directions and ranges of grade continuity need to be established.

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1.10	Recommendations

Recommendations relevant to all mineral deposits in this Mineral Resource Estimate are:

1.	Completion of a detailed topography digital terrain model, to ensure near surface mineralisation volumes are adequately represented and to validate drill hole collar elevations.

2.	Purchase of an appropriate range of Standard Reference Materials for insertion into the assay sample stream by Denison personnel rather than by the primary laboratory.

3.	Collection of additional bulk density samples from existing and /or new diamond drill core, to provide an adequate data set for further analysis of dry bulk density values. This is required to determine if there is a relationship between density and depth and /or lithology facies.

4.	Complete a preliminary economic analysis of the Mutanga Uranium Project based on the significant increase in mineral resource.

The following recommendations relating to Dibwe East are designed to better understand the geology, structure and geometry of the mineralized horizons, to increase the resource classification to Indicated Mineral Resources, and to assess the preliminary economics.

•	Complete infill RC and diamond drilling to enhance the understanding of the geological and structural controls on U3O8 mineralization and bring drill hole spacing to 100 m by 100 m or closer for all three horizons.

•	Choose a representative 200 m by 200 m area to drill at 40 m or 50 m spacing in order to increase the confidence in the grade continuity and to develop reliable variograms, similar to the work done at the Mutanga mineral deposit (Titley, 2009).

•	Collect in-situ dry bulk density data for both the mineralization and surrounding waste material to improve the tonnage estimate.

•	Carry out additional chemical assaying using full core analysis to better quantify the disequilibrium factor over a range of grades ranges and representative areas.

•	Add a magnetic susceptibility/spectral gamma probe to the logging procedures in open holes to help quantify the relationship observed in the inductive logs.

•	Carry out a preliminary economic assessment which may be in conjunction with potential development of other uranium mineral deposits on the Mutanga property after completion of the scheduled Phase 3 drilling program.

Denison is planning on conducting the following work (Phase 3 program):

•	Preliminary metallurgical test work on Dibwe East Zone 1 (estimated cost $33,000)

•	Mine sensitivity study on Dibwe East (estimated cost $15,000)

•	Relocation planning and hydrology studies (estimated cost $370,00)

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In addition to the above work it is recommended that the following work (Phase 4) also be planned:

•	An in-fill drilling program consisting 105 to 110 drill holes (approximately 10,000 m to 12,500 m) to bring the drill spacing to 100 m by 100 m (estimated cost $1,500,000 to $2,050,000).

•	Assess grade continuity by drilling a 200 m by 200 m area along the southeast flank of the deposit on 50 m spacing (estimated cost $500,000)

•	Preliminary economic assessment (estimated cost $200,000)

It is important to note that due to the current low uranium commodity price (relative to the past 5 years) the timing for the completion of the Phase 3 and 4 work has not been specified.

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2	Introduction

CSA Global is an internationally recognised, independent geological and mining consultancy with offices in Australia, UK, Russia, Canada, Indonesia and South Africa. CSA Global (UK) Ltd (“CSA”) were requested by Denison Mines Corp (“Denison” or “the issuer”), a uranium explorer and development company with interests in exploration and development projects in Canada, Zambia, Namibia and Mongolia and listed on the TSX exchange and NYSE-MKT, to prepare a Technical Report summarising material aspects of the Mutanga Uranium Project, Zambia. This report is prepared in accordance with the disclosure and reporting requirements set forth in the Toronto Stock Exchange Manual, National Instrument 43-101 (2011)—Standards of Disclosure for Mineral Projects (“NI 43-101”), Companion Policy 43-101CP to NI 43-101, and Form 43-101F1 of NI 43-101.

CSA (including its directors and employees) does not have nor hold:

•	any vested interests in any concessions held by Denison, or any adjacent concessions

•	any rights to subscribe to any interests in any of the concessions held by Denison either now or in the future

•	any right to subscribe to any interests or concessions adjacent to those held by Denison either now or in the future

CSA’s only financial interest is the right to charge professional fees at normal commercial rates, plus normal overhead costs, for work carried out in connection with the investigations reported here. Payment of professional fees is not dependent either on project success or project financing.

This report is written to comply with the requirements of the national instrument 43-101 “standards of disclosure for Mineral properties”. It has been prepared under the supervision of and by Mr Malcolm Titley of CSA Global on the instruction of Steve Blower of Denison.

Mr Titley is the Qualified Person (QP) as defined by the CIM Definition Standards and Section 5.1 of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, Form 43-101F1 and Companion Policy 43-101CP) for the purposes of this Technical Report.

2.1	Principle Sources of Information

See Reference List in Section 27 for a full list of documents and reports references as part of this Technical Report preparation.

CSA has had prior involvement with the project between 2006 and 2009 and is in receipt of project data from this time. Much of this information is summarised in an NI43-101 Technical Report titled “NI 43-101 Technical Report – The Mutanga Project, Southern Province, Zambia” dated 19th March 2009 and referred to in this document as “the 2009 report”. Subsequent to 2009 additional information and data relating to exploration and resource development activity over the project has been sourced from Denison.

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In addition to information and data already held, CSA has relied on the following additional information:

•	NI43-101 Technical Report, The Dibwe East Project, Southern Province, Republic of Zambia. Roscoe Postle Associates and Denison Mines Zambia Limited. March 2012.

•	internal data, reports and information prepared by Denison Mines Zambia Limited.

•	assumptions, conditions, and qualifications as set forth in this report; and

•	data, reports, and other information supplied by other third party sources.

Resource modelling and estimation for the Mutanga and Dibwe mineral deposits was completed by CSA in 2009. Additional drilling and data collection by Denison over the project between 2009 and 2013 has been reviewed by CSA and in the light of this additional information, the Mineral Resource Estimates disclosed in 2009 and contained in the 2009 report remain current. An addition to the Mineral Resource inventory for the project includes the Dibwe East deposit which has also been the subject of CSA review as part of this Technical Report preparation.

Resource modelling and estimation for the Dibwe East deposit was completed under the supervision of Mark B. Mathisen, PG, Senior Project Geologist, Denison. Malcolm Titley, MAIG, of CSA has reviewed this work and acts as Qualified Person for the reporting of this Mineral Resource Estimate. Specific activities completed by CSA were;

•	Site visit and validation of data available for inclusion in the Mineral Resource Estimate.

•	Determination of correlation between assays and radiometric logs used for grade estimation.

•	Review of the geological interpretation of mineralized zones.

•	Review and validation of drill hole database and assay certificates.

•	Review and audit of Mineral Resource estimation and classification.

•	Independent validation of the Mineral Resource Estimate.

2.2	Units

All units of measurement used in this Report are metric unless otherwise stated, and are contained in the Glossary of this Technical Report.

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2.3	Qualified Person Property Inspection

Mr Malcolm Titley, Principal Geologist, CSA Global (UK) undertook a current personal inspection of the Mutanga Uranium Project between the 9th and the 11th of September 2013. Previous personal inspections were undertaken in by Mr Titley during the period 2005 to 2008, connected with previous involvement in the project by CSA.

During the current site visit, the following areas were reviewed:

•	Field inspection of Dibwe east drill hole collars. GPS checks and validation of collar coordinates and grid system.

•	Review of Dibwe diamond drill core namely; confirmation of the relationship between lithology and gamma logged mineralization; verification of gamma peaks with scintillometer; and review of the sample intervals dispatched for metallurgical test work compared to head grade assay results.

•	Review of the distribution of core samples selected for dry bulk density measurement, and the procedure used for bulk density determination.

•	Review of gamma probe logging and calibration procedures using a standard site calibration drill hole.

•	General overview of all exploration and drill activities completed since prior involvement, which ceased in 2009.

•	Siting of original hard copy tenement, mining, Zambian development and environmental licences relating to the activities being carried out for the Mutanga Uranium Project.

•	General review of exploration and sample storage facilities including; exploration camp; core storage; core logging; chip tray storage and bulk sample retention yard.

2.4	Zambian Mining Law

Zambia mining laws are based on international standards. The mining act (The Mines and Minerals Development Act, 2008) includes requirements for management of uranium mining and processing. Denison has appropriate permits in place for continued exploration and mining activities, including Large-Scale Mining Licences issued on 26th April, 2010 valid for a period of 25 years. The Licences relate to uranium, coal, sand, clay, gravel and limestone.

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3	Reliance on Other Experts

3.1	Summary

The author of this Technical Report has reviewed available company documentation relating to the project and other public and private information as listed in the “References” section at the end of this Report. In addition, this information has been augmented by first-hand review and on-site observation and data collection conducted by the author.

The Qualified Person takes responsibility for the content of this Technical Report and believes it is accurate and complete in all material aspects. However the QP is not responsible for, nor has undertaken any due diligence regarding the non-technical aspects of this report, which includes:

•	Licencing and Tenure information,

•	The QP has not undertaken any legal verification of the licences or permits for the Mutanga Project nor of agreements whereby Denison has acquired rights to those licences. Original hard copy versions of the mining license agreements have been viewed by the QP. Full legal verification and due diligence of these documents has not been completed.

•	Environmental information

The statements and opinions contained in this report are given in good faith and in the belief they are not false or misleading. The report has an effective date of 12th September 2013 and its conclusions and recommendations could alter over time depending on exploration results, commodity prices and other relevant market factors.

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4	Property Description and Location

The Mutanga Uranium Project consists of three main deposits; Mutanga, Dibwe and Dibwe East, which make up the bulk of the Mineral Resources described herein. There are also three minor deposits called Mutanga East, Mutanga Extension and Mutanga West. In addition several other mineral prospects have been identified.

4.1	Location of Property

The Mutanga Project area is situated in the Southern Province of Zambia about 200 km south of Lusaka immediately north of Lake Kariba and approximately 31 kilometres northwest of Siavonga, Figure 1.

Figure 1. Project Location.

4.2	Mineral Tenure

Denison acquired 100% of the Mutanga Project (the Project) in 2007 through the acquisition of OmegaCorp Limited (Omega).

Denison held the Large Scale Prospecting License – PL LS 237 in the Siavonga District of Southern Province in the Republic of Zambia. This authorised Denison to carry out exploration activities for copper, cobalt, zinc, gold nickel and uranium for a period of two years from January 6 2009. Mining Licence application was then completed.

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The Mutanga Project is comprised of two mining licenses (13880-HQ-LML and 13881-HQ-LML) encompassing 457.3 square kilometres (Figure 2). The mining licenses are held by Denison Mines Zambia Limited, a wholly owned subsidiary of Denison and have a term of 25 years to April 2035.

Figure 2. Mutanga Project Area.

4.3	Environmental Liabilities

The project area has no known environmental liabilities as it has not been subject to any mechanised mining activities.

At the time of reporting the status on the renewal of Denison’s 2013 Zambian Environmental Agency (ZEMA) Licenses was under review. ZEMA have informed Denison that the Zambian parliament is revising some regulation relating to these licenses and therefore have put on hold renewal of the 2013 Licenses until this process is concluded. Denison personnel are in touch with the ZEMA office and have provided communication to CSA confirming that there are no problems with the licenses or their renewal and that the 2012 licenses are current until the review period is finished.

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CSA viewed electronic PDF copies of the following licenses:

•	ZEMA license to discharge effluent.

•	ZEMA license to store hazardous waste.

•	ZEMA license to generate hazardous waste.

•	ZEMA permit to emit air pollution.

•	ZEMA license town and operate a waste disposal site.

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5	Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1	Topography, Elevation and Vegetation

The Project area lies within the Zambezi Rift System in the southern extremities of Zambia. The Zambezi River flows to the east of the area and follows the border between Zambia, Zimbabwe and Mozambique. The topography is defined by the geology and consists of low escarpment type hills with steep and or craggy scarp slopes and gently sloping dip slopes. In general, surface runoff flows off the ridges in a parallel pattern sometimes being fault controlled but mostly contour controlled.

The region lies approximately between 500 m to 960 m above sea level with Lake Kariba situated at 485 m above mean sea level.

The vegetation of the area can be classified based on topographic and climatic factors. The dominant vegetation in the area is as follows:

•	Commiphora – Kirkia thicket on lower Karoo sands

•	Colophospermum mopane woodland on heavy clay soils

•	Southern Isoberlinia – Brachystegia woodland on escarpment soils

•	Acacia woodland on clay soils

The vegetation in the area is described as stable and has had minor effects of mainly human induced disturbances. These may include frequent dry season fires, cutting of trees for poles and fuel wood, clearing for small scale agriculture, grazing and browsing and clearing woodland for settlements.

The area is not currently being used for industrial activities and only small scale subsistence farming occurs in the immediate area. There are many small villages throughout the permit area and several located around the Mutanga and Dibwe mineral deposits. The majority of land is wild bush land and approximately 10% of the area is under agricultural use. Subsistence arable crops are grown such as maize, sorghum and bananas.

There are no permanent large mammals in the area, though it has been noted that there are potential migration routes in the area around Lake Kariba.

There are a range of small animals in the permit such as snakes (puff adders and black mambas), lizards, ants and butterflies. There is also a large occurrence of arachnids and grasshoppers. Birds are found in the permit area including guinea fowl. There have also been sightings of banded mongoose by local people.

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5.2	Access to the Property

The main road from Lusaka to Siavonga (the nearest town to the project site) is in fairly good condition. The mine site itself is located east of the main road and is accessed via 39 kilometres of poorly maintained gravel road, for which a four-wheel drive vehicle is required. The Zyiba Meenda road will be developed for the project. This road heads east from the Dibwe East site and meets the sealed Siavonga road approximately 1 km south of the Lusitu River and village.

5.3	Climate

The climate of the Mutanga Project is described as tropical wet and dry with distinct wet and dry seasons. The wet-hot season is from November to March, with the highest rainfall occurring in February. The mean annual rainfall is recorded as 720 mm. The dry-cool season is from April until October. There is a large variation in the temporal and regional distribution of rainfall.

During the dry-cool season maximum temperatures range from 23°C to 40°C and minimum temperatures range from 6°C to 28°C. During the wet season the maximum temperatures range from 22°C to 46°C and the minimum temperatures range from 20°C to 38°C. The highest maximum temperature that has been recorded at the site was 46°C and the lowest minimum temperature that has been recorded is 6°C.

Data collected on the wind speed indicates that winds are highest in the build-up to the wet-hot season where mean wind speed ranges from approximately five knots up to a maximum of seven knots. There are also marked periods of very calm days during the cold dry months (April to August).

5.4	Infrastructure

Utilink, a Zambian electrical power consulting firm researched a suitable power supply to the Project. The most probable source of power will be from the 88kV substation at Chirundu, some 60km from Mutanga. This substation is supplied via the 330kV high voltage transmission lines from the Kariba North Bank Hydroelectricity Scheme.

Knight Piesold, a hydrogeological consulting firm from South Africa, completed test work (November 2008) to identify source(s) of water for the Project in groundwater adjacent to the future operations.

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6	History

6.1	Property Ownership

Uranium was first identified in the area in 1957 after a ground survey located five anomalous areas in the vicinity of Bungua Hill, west of Siavonga. Further exploration in 1958 and 1959 then found low-grade uranium mineralization that could be followed for over 800 m of strike extent. Confirmation of this uranium mineralization was further defined in two campaigns after regional airborne magnetic and radiometric surveys had been flown over the area in 1974. The Geological Survey of Zambia (GSZ) conducted a ground investigation (1973 to 1977) and a second campaign was conducted by the Italian oil company AGIP S.p.A. (AGIP) from 1974 to 1984, which included investigation of the Mutanga and Dibwe mineral deposits.

In 2004, a prospecting license over AGIP’s main historic uranium prospects was granted to Okorusu Fluorspar Pty Ltd. The license was transferred in 2005 to OmegaCorp. Denison acquired OmegaCorp in 2007 and on 13th April 2010 converted most of the prospecting licence to two mining leases.

6.2	Previous Owners

Below is a summary of known ownership and work undertaken in the Mutanga area:

•	Owner unknown – 1957 - ground survey located five anomalous areas in the vicinity of Bungua Hill, west of Siavonga.

•	Chartered Exploration - 1958 and 1959 - found low-grade uranium mineralization that could be followed for over 800 m of strike extent.

•	Chartered Exploration - 1974 –Confirmation of this uranium mineralization was further defined in two campaigns after regional airborne magnetic and radiometric surveys had been flown over the area, by Geometrics.

•	Zambian Geological Survey (GSZ) - 1973 to 1977 - ground investigation.

•	Italian oil company AGIP S.p.A. (AGIP) - 1974 to 1984 - Exploration ground campaign, included investigation of the Mutanga and Dibwe mineral deposits.

•	Period of inactivity – 1984 – 2004.

•	Okorusu Fluorspar Pty Ltd – 2004 to 2006 – Exploration Unknown.

•	OmegaCorp – 2006 - eleven holes (649 m) at the Mutanga mineral deposit to confirm the uranium deposit identified by AGIP.

•	Denison acquired OmegaCorp Limited in August 2007. Denison is an intermediate, publicly owned, uranium, development and exploration company listed on the Toronto (Canada) and NYSE MKT. OmegaCorp became a wholly owned subsidiary of Denison.

•	The prospecting licence was converted to two mining licences IN 2010 that are currently held by Denison’s wholly owned subsidiary Denison Mines Zambia Limited.

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6.3	Historical Mineral Resource Estimates

Numerous resource estimates have been prepared, using a variety of companies, consultants and methodologies. All estimates compare favourably and demonstrate similar U3O8 grades and tonnages (Table 1).

During the 1970’s AGIP reported a polygonal estimate for the Mutanga mineral deposit at a number of U3O8 cut-off’s. In October 2005 CRM estimated an Inferred Mineral Resource for Mutanga, generated by creating an ore block model within a wireframe. Blocks of 5 m x 5 m x 1 m were created and a global in-situ dry density of 2.2 t/ m3 used to convert volume to tonnes. A lower cut-off of 200ppm was applied to the model. The CRM Mineral Resource estimate was used for public reports.

In April 2005, after receipt of the OmegaCorp MR diamond drilling data (twinned holes), CRM updated the resource model and Mineral Resource Estimate for Mutanga. In November 2005 project drilling and resource investigations were conducted for OmegaCorp. CRM undertook an appraisal of the AGIP data using modern standards and modelled the Mutanga mineral deposit according to JORC Code and guidelines (2004). In November 2005 CRM produced an Inferred Mineral Resource Estimate according to JORC guidelines (2004), of 6.5 million tonnes at an average grade of 375 ppm above a 200 ppm cut-off, with an SG of 2.2.

A resource estimation was completed in 2006 (CSA) for Mutanga, Mutanga Extensions, Mutanga East, Mutanga West and Dibwe mineral deposits. The resource was estimated at a 200 ppm U3O8 lower cut-off grade and classified as Inferred due to the limited understanding of geological continuity, low drilling density and uncertainty surrounding the relationship between the different assay and radiometric methods used to determine the sample U3O8 grades.

The June 2006 resource estimates were classified as Inferred due to consistent indications of global geological and grade continuity supported by reasonable U3O8 variograms. In addition to the uncertainty surrounding absolute U3O8 grades, this resource was not considered for classification as an Indicated Mineral Resource under JORC (2004) due to the low confidence in the local grade estimations, the requirement for clarification on down hole gamma logger grades, the need for increased understanding of the geological controls on mineralisation, mineralogy and specific locations of the in-situ dry density determinations.

Subsequent to June 2006, updates to the Mineral Resource Estimates for Mutanga and Dibwe were completed by CSA in 2008 following additional drilling. These Mineral Resource Estimates remain current and are discussed in Section 14 of this report. Mineral Resource Estimates completed for Mutanga Extensions, Mutanga East and Mutanga West were not updated at that time and therefore also remain current.

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Table 1. Previous Mutanga Mineral Resource Estimates.

Company Name/ Year of Resource Estimate	Category	Cut-Off	Tonnes	Grade	U3O8
		(ppm U3O8)	(Mt)	(ppm U3O8)	(Mlbs)
AGIP (1970’s)	Unclassified*	700	2.40	1,000	5.30
AGIP (1970’s)	Unclassified*	600	3.20	870	6.10
AGIP (1970’s)	Unclassified*	500	4.30	740	7.00
AGIP (1970’s)	Unclassified*	400	4.90	600	6.50
AGIP (1970’s)	Unclassified*	300	7.80	530	9.10
AGIP (1970’s)	Unclassified*	200	9.70	480	10.30
CRM Apr 2005	Unclassified*	200	7.00	400	6.20
CRM Apr 2005	Unclassified*	200	0.90	400	0.80
CRM Nov 2005		200	6.50	375	5.40
Mutanga East	Unclassified*	200	0.30	400	0.29
Mutanga West	Unclassified*	200	0.65	350	0.53
Dibwe	Unclassified*	200	5.00	430	4.70
	Total		12.45	396	10.92
CSA (June 2006)
Mutanga	Inferred**	200	7.00	400	6.20
Dibwe	Inferred**	200	8.20	370	6.60
	Total		16.40	380	13.70

*	Reported for internal use only, unclassified under CIM
**	reported to JORC (2004)

6.4	Production History

To the knowledge of all parties, there is no uranium production history at the Mutanga Project.

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7	Geological Setting and Mineralisation

7.1	Regional Geology

The Karoo Supergroup is a thick succession of late Carboniferous to late Triassic terrestrial strata deposited across much of what is now southern Africa (Figure 3). To the south, compression and accretion along the southern margin of Gondwana resulted in formation of the Cape Fold Belt and an extensive foreland basin filled with Karoo strata, whereas to the north, crustal extension due to thermal doming following the assembly of the Pangean supercontinent around 320 Ma resulted in formation of a northeasterly trending series of rift basins (Yeo, G. 2010). The rifting is believed to have been associated with the breakup of Gondwanaland during the Permian Period, followed by opening of the proto-Indian Ocean in the Jurassic; with a final episode related to the development of the East African Rift system in late Cretaceous and early Tertiary times.

Southwesterly propagation of the East African Rift System across the continent in Cenozoic time led to reactivation of the Karoo rift basins as well as formation of new fault depressions, such as the Okavango Rift (Laletsang et al., 2007; Kinabo et al., 2007), the southeastern extension of the mid-Zambezi and Luangwa rift systems. Many of the Karoo rift basins contain sandstone-hosted uranium mineral deposits, including Letlhakane in the Kalahari Basin of Botswana, Mutanga and Chirundu in the mid- Zambezi Rift of Zambia; Kanyemba in the Cabora Bassa Basin of Zimbabwe, Kayelekera in the Rukuru Basin of Malawi and Nyota in the Selous Basin of Tanzania.

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Figure 3. Distribution of Karoo Basins in Southern Africa. Showing locations of Karoo rift basin sandstone-hosted uranium mineral deposits: 1) Letlhakane, 2) Mutanga, 3)

Kanyemba and 4) Kayelekera.

7.2	Stratigraphy

The Karoo Supergroup comprises at least six regional depositional sequences (Catuneanu et al, 2005), which reflect broadly synchronous episodes of basin subsidence and climate change, but vary considerably in detail from one sub-basin to another (Figure 4). Karoo strata typically overlie Precambrian crystalline basement rocks.

1.	Sequence 1: Comprises glacial deposits (e.g., Dwyka tillite and equivalents) capped by post-glacial lacustrine mudstones laid down in a temperate climate.

2.	Sequence 2: Comprises coal deposits and associated clastic strata accumulated in a warm humid climate (e.g. Gwembe Coal Formation in Zambia).

3.	Sequence 3: Comprises fluvial sandstones deposited in semi-humid to arid conditions, overlain by lacustrine or marine mudstones and limestones (e.g. Lower Madumabisa Formation).

4.	Sequence 4: Comprises lacustrine and fluvial deposits deposited under warm humid to semi-arid conditions (e.g. Upper Madumabisa Formation).

5.	Sequence 5: Comprises fluvial sandstones deposited under warm, hyper-humid conditions capped by lacustrine or more fine-grained fluvial strata deposited under hot, semi-humid conditions (e.g. Escarpment Grit and Interbedded Sandstone and Mudstone formations). A regional unconformity (shown as a heavy dashed line in Figure 4) marks the Permian- Triassic extinction event at the boundary between sequences 4 and 5.

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6.	Sequence 6: Comprises more fine-grained fluvial sandstones capped by Jurassic basalts (e.g. Forest Sandstone and Batoka Basalt). Each sequence is punctuated by an episode of crustal extension and subsidence.

Nyambe and Utting (Nyambe and Utting 1997) described three formations in the Lower Karoo Supergroup in the mid-Zambezi Valley of southern Zambia and four in the Upper Karoo Supergroup (Figure 4). The Late Carboniferous – Permian Lower Karoo Supergroup consists of the basal Siankondobo Sandstone Formation, overlain by the Gwembe Coal Formation, in turn overlain by the Madumabisa Mudstone Formation. The Triassic—Early Jurassic Upper Karoo Supergroup is sub-divided into the Escarpment Grit, overlain by the Interbedded Sandstone and Mudstone, the Red Sandstone and the Batoka Basalt Formation.

Figure 4. Generalized stratigraphy of the Karoo Supergroup in southern Zambia (Nyambe and Utting 1997) Uranium mineralization is restricted to the Escarpment Grit.

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7.2.1	Madumabisa Mudstone—MMS

The Madumabisa Mudstone Formation in the mid-Zambezi Valley comprises up to 640 m of non-carbonaceous, alternating massive, poorly stratified, homogenous mudstone and laminated silty mudstone and siltstone, with minor interbedded calcilutite, sandstone and irregular concretionary calcareous beds (Nyambe and Utting 1997). The massive mudstone beds have a hackly conchoidal fracture and are predominantly grey to green, silty mudstone with minor, but common, concretionary cacilutite beds up to 1.2 m thick. The laminated mudstone/siltstone units comprise green to grey (greyish-white to khaki weathering) parallel laminated to small-scale cross-laminated mudstone and medium bedded siltstone/mudstone with minor calcilutite and sandstone interbeds. Pinkish grey to dark grey colors are common in the medium bedded (coarser) and thinly laminated (finer) units. Ellipsoidal concretionary calcilutite beds have variable lateral persistence and contain up to 30% ostracods, bivalves and fish scales. Thin, dark, bituminous calcilutites and mudstone conglomerate are locally present. Bioturbation is common. The only complete section through the Madumabisa Formation on the Mutanga property is on the southeast side of Bungua Mountain (Prasad, Money and Thieme 1977), where 250m thick sequence unconformably overlies basement rocks.

7.2.2	Escarpment Grit Formation—EGF

The Escarpment Grit Formation and its correlatives in the northern Karoo rift basins lie immediately above the Permian-Triassic boundary and are characterized by extensive braided river deposits. Such deposits are typical of Precambrian fluvial basins, but uncommon in the Phanerozoic (Ward, Montgomery and Smith 2000) suggesting that these widespread braided river deposits resulted from the die-off of plants during the Permian-Triassic extinction event.

The Escarpment Grit Formation consists of course- to very coarse-grained sandstone, locally conglomeratic, that fine upwards into more fine grained sandstones and intercalated mudstones. Silicified wood is abundant locally. AGIP geologists distinguished two informal members in the Escarpment Grit; a lower “Braided Facies” member characterized by relatively poorly sorted sandstones and pebbly sandstones with mudclasts and thin discontinuous mudstones, and an overlying “Meandering Facies” member characterized by well-sorted upward-fining sandstones (i.e., point bar deposits) with mudclasts and pebble-lag layers, interbedded with laterally extensive mudstones.

In areas of poor exposure, the “Braided Facies” can be distinguished from the Meandering Facies by the presence of abundant quartz pebbles at the surface. The thickness of these members is variable, and they appear to thin towards the rift axis. Paleocurrents in the “Braided Facies” are predominantly southwesterly, subparallel to the axis of the mid-Zambezi Rift, whereas paleocurrents in the “Meandering Facies” are highly variable.

A petrographic study of the Escarpment Grit (Prasad and Lehtonen, 1977) in the Bungua Hill area south of Mutanga reported that the sandstones are texturally immature and range from arkosic to sub-arkosic and sublithic arenites and wackes. Arenites predominate. Feldspar content averages 22% (4 to 39%) and is mainly microcline, with minor oligoclase and albite. Both fresh and kaolinized feldspars may be present in the same sample, suggesting a mixture of fresh and weathered source material, rather than diagenetic alteration. Rock fragments average 2.9% (0 to 12.2%), including quartzite, sericitic quartzite, siltstone, chert and jasper range up to 12% of the sandstones.

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Muscovite is common and fresh looking, whereas biotite is less abundant and typically kaolinized and altered to iron oxides. Other accessory minerals comprise less than 0.5% of the sandstones. They include zircon, tourmaline, epidote, rutile, apatite, sphene, garnet and possible augite. Matrix (grains less than fine sand size) averages 9.1% (0 to 23.4%) and includes mica, feldspar, quartz and chlorite, recrystallized from clay. Cements include iron oxide, silica and carbonate. The sandstones range from moderately well to poorly sorted with an average porosity of 6.7%. They are interpreted to be derived from nearby gneisses and granitic rocks of the Katanga Supergroup and Basement Complex.

Stratabound uranium mineralization in the Escarpment Grit is known in the lower part of the “Meandering Facies” at Njame, and in the upper part at Dibwe. Association with boundaries between sandstone-dominated stratigraphic units suggests that permeability contrast is a factor controlling uranium mineralization. Widespread soft-sediment folds suggest syn-depositional seismic activity and fault re-activation and hence, that seismic pumping of diagenetic fluids may have been a factor in mineralization.

7.2.3	Interbedded Sandstone and Mudstone Formation

The Interbedded Sandstone and Mudstone Formation in the mid-Zambezi Valley consists of typically upward-fining very coarse- to very fine-grained sandstone grading into mudstone (Nyambe and Utting 1997). Mudclasts are a dominant feature in these sandstones. The sandstone to mudrock units are interpreted as mainly channel-fill deposits to overbank fines deposited during floods in braided streams transitional to meandering stream systems. The contact between this formation and the Escarpment Grit Formation is gradational and is placed at the base of a sandstone unit underlying the mudstone interbeds. There is approximately 10m of greyish green muddy siltstone and silty mudstone overlain by 10 m of fining upwards sandstones. The mudstone/siltstone beds range from 8-12 cm thick and become thicker towards the top of the sequence. The thin beds are predominantly horizontally laminated with small-scale ripple lamination better developed in the thick beds towards the top of the unit. Kaolinite is abundant, but illite and mixed layer clays are present in minor amounts. Calcite is present in the lower part of the formation.

Prasad and Lehtonen (1977) interpreted the sandstones of the Interbedded Sandstone and Mudstone Formation in the Mutanga area to be less arkosic than those of the Escarpment Grit, but the average feldspar content of 25.6% (0.3% to 37.9%) they report is actually higher. Considering the wide range of values, the difference is probably not statistically significant (Yeo, G. 2011). Rock fragments average 4% (0% to 11.1%), which is also higher than in the Escarpment Grit. The major compositional difference between the sandstones of the Escarpment Grit and overlying Interbedded Sandstone and Mudstone formations appears to be in matrix content, which is twice as high in the latter at 19% (6.7% to 38.8%).

The Interbedded Sandstone and Mudstone Formation, which overlies the Escarpment Grit, contain a Scythian – Anisian assemblage (Nyambe and Utting, 1997); hence the Escarpment Grit was deposited early in the Scythian epoch (very early Triassic). In the Mutanga area, the contact between the Escarpment Grit and the Madumabisa Mudstone is a paraconformity (Prasad and Lehtonen 1977). Towards the mid-Zambezi rift margin, the Escarpment Grit oversteps the Lower Karoo to directly overlie basement gneisses, pegmatites and amphibolites. The known uranium mineral deposits in the mid-Zambezi Basin of southern Zambia are all restricted to the Escarpment Grit.

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7.3	Depositional Setting

The fine-grained texture and characteristic fossils of the Madumabisa Mudstone Formation indicates that it is a lacustrine succession (Nyambe and Utting 1997). The laminated mudstones are probably marginal lacustrine deposits, whereas the massive units are distal.

The Escarpment Grit sandstones are interpreted to be fluvial deposits, but they record a major change in fluvial style. Maps produced in the 1970s by geologists working for the Italian exploration company, AGIP, show southwesterly directed paleocurrents in the “Braided Facies” throughout most of the Mutanga region. The relatively small variance in paleocurrent direction, prevalence of trough cross-bedded sandstones, pebbly sandstones and conglomerates and lack of laterally extensive beds all support interpretation of the “Braided Facies” sandstones as braided stream deposits (Yeo, G.;Kerr, W.;Staley, R. 2010)

In the overlying “Meandering Facies” member, thick, upward-fining sandstone beds with cross-bedding and ripple lamination; locally capped by mudstones which can be traced laterally for hundreds of meters, are likely point-bar and flood plain deposits. Measurements of trough and tabular-planar cross-bed foreset azimuths in the Dibwe area indicate northerly transport but show a wide scatter. The sediment transport direction is very different from the dominantly southwesterly transport observed in the “Braided Facies” member. It may reflect local, syndepositional fault subsidence in the mid-Zambezi Rift (Yeo, G.;Kerr, W.;Staley, R. 2010). The observed sedimentary structures and the wide variance of the paleocurrent data are characteristic of meandering river deposits. The change from braided to meandering rivers likely reflects the re-establishment of river bank stabilizing vegetation, following the Permian-Triassic extinction event, as suggested by (Ward, Montgomery and Smith 2000).

Nyambe and Utting [4] interpreted the Interbedded Sandstone and Mudstone Formation to be a meandering river succession, but the thickness and lateral continuity of the mudstones, lack of evidence for scouring of their tops (e.g. mud chips) and absence of burrows or rootlet traces suggests that the mudstones may be shallow lake or lacustrine pro-delta deposits, rather than flood-plain deposits (Yeo, G.;Kerr, W.;Staley, R. 2010). The sandstones have characteristics of point-bars; hence they may be delta distributary channel deposits.

7.4	Regional Tectonics and Structure

The following information pertaining to structural geology is summarised from an internal report written by Gary Yeo for Denison Mines (Yeo, G. 2011) and reviewed by CSA.

Uranium mineralization does not appear to have significant structural controls; hence the structural geology of the area has been relatively neglected. Mineralized zones, however, are offset and impacted by minor faults and fractures. NE-trending faults likely controlled deposition of the Escarpment Grit “Braided Facies” and fault-related folds may control blind mineralization in the Dibwe and Dibwe East area (Yeo, G. 2011) (Ullmer, E. 2010).

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Regionally, the Mutanga mineral deposit and other uranium occurrences in southern Zambia lie near the NW margin of the Mid-Zambezi Graben (Figure 3). This structure is essentially a half-graben, with its faulted footwall against the Precambrian crystalline rocks on the northwestern, Zambian side and passive onlap on crystalline basement rocks on the southeastern, Zimbabwean side. The Mid-Zambezi Graben is subdivided into two major sub-basins by the NE-trending Kamativi—Chizarira—Matusadona basement block. The N sub-basin is fault-bounded on both its margins and is, hence, a true graben. Cyclic upward fining of Karoo strata (Catuneanu, et al. 2005) reflects episodic, fault-controlled subsidence in the graben.

Figure 5. Geological map of the Dibwe-Mutanga area simplified from (Ullmer, E. 2010)),

the three main regional fault zones are labelled: LMZ – Lusitu Fault Zone; DFZ – Dibwe

Fault zone; BMFZ – Bungua Mountain Fault Zone.

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Figure 6. Schematic NW-SE cross sections through the Mutanga (A-A’) and Dibwe (B-B’)

areas. These sections are about 11 km apart. Their locations are shown in Figure 7.5-3.

Figure 7. Regional setting of the Dibwe-Mutanga mineral deposits near the NW footwall margin of the Mid-Zambezi Karoo graben.

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The Mutanga area of the Mid-Zambezi Valley is characterized by a series of NE-trending, fault-bounded cuestas or fault blocks, uplifted to the northwest and dipping to the southeast. Three major northeast-trending anastomosing fault systems can be distinguished in the Mutanga area, named here for convenience, the Lusitu, Dibwe and Bungua Mountain fault zones (Figure 5 to Figure 7). There are numerous minor faults of limited extent trending northwest to north.

7.4.1	Lusitu Fault Zone

This fault zone roughly follows the valley along the base of the escarpment, where it is obscured by Quaternary and alluvial deposits of the Lusitu and Lusengesi rivers and their tributaries.

Along the northwest side of this fault zone down-throw is clearly to the southeast, with Karoo strata at the base of the basement rocks exposed on the escarpment. Madumabisa rocks appear to onlap basement in the Chalala stream area, suggesting that fault offset locally post-dates deposition of the Madumabisa (late Karoo or younger). The apparent absence of Lower Karoo strata below the Madumabisa in the Mutanga area suggests that it lies in the “steers-horn” zone (White & McKenzie, 1988) or post-rift sag-basin of the mid-Zambezi Rift.

Along the east side of the Lusengesi – Kayubila segment of the fault zone, downthrown is also interpreted to be to the SE of the major fault trace. Younger rocks are exposed to the SE of older. A basin-shaped area of anomalous dips S of the junction of the Dibwe and Changa-Sinadambwe roads is interpreted on Ed’s map to be a collapsed diatreme, but, alternatively, it may be a drag fold related to fault movement (Ullmer, 2009).

In the axial part of the Lusengesi – Kayubila segment, the major fault trace is interpreted to be downthrown to the northwest. The relative age of rocks across the fault is uncertain, but moderately to steeply dipping, north- to northwest-trending bedding on the downthrown side is truncated by moderately dipping, northeast-trending e.g.-bf beds on the upthrown side. A gentle syncline on the downthrown side is a drag fold.

7.4.2	Dibwe Fault Zone

The Dibwe Fault Zone extends through the area of Dibwe village and north of the Mutanga camp. It is a relatively straight, northeast-trending structure, comprising two anastomosing strands along much of its length. Southwest of Mutanga, the strands are subparallel and 400 – 1,500 m apart, whereas north of Mutanga they are up to 2,700 m apart. From geometric reconstructions, vertical displacements on the Dibwe Fault are on the order of 200 m (on cross-section B-B’) to 280 m (on cross-section A-A’).

Southwest of Mutanga, both strands are interpreted to be downthrown to the northwest. On the northwest strand, younger strata (ism and e.g.-Meandering Facies) are downthrown relative to older (e.g.-mf and e.g.-bf). On the southeast strand also, younger strata (e.g.-mf) are downthrown relative to older (e.g.-bf). A gentle syncline in the hanging wall of the NE fault strand and parallel to it, lies about 8 km south-southeast of Chief Sinadambwe’s village on the Lusengesi River. A dome-like feature interpreted to be a diatreme dome lies near Dibwe village. A prominent linear magnetic high coincides with the westernmost strand of the fault SW of Mutanga camp. This may represent a concealed dyke of Batoka basalt intruded along the fault, as interpreted by (Symons & Siegfried, Report on the Interpretation of Aeromagnetic and Radiometric Data over the Kariba Uranium Project, Zmbian, 2006).

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A single fault strand north of Mutanga camp splits into two farther to the northeast. Along these, Madumabisa mudstone is uplifted against Escarpment Grit strata. Although northeast-trending fractures parallel to the cliff edge at Mutanga suggest a fault at the base of the cliff, up-dip projection of the Madumabisa –The Mutanga cliffs have likely eroded back from the Dibwe Fault through undercutting of the mudstone below the sandstone.

North of Mutanga, the southeast fault strand is interpreted to be downthrown to the northwest (e.g. Meandering Facies and Braided Facies downthrown against mm). Although the sense of displacement on the northwest strand, where older strata (mm) to the northwest are in fault contact with younger (e.g.-und) to the southeast, is not indicated on the map, the relative age of the strata also indicate downthrown to the northwest. A gentle anticline lies immediately northwest of this fault strand with its axis parallel to it. A gentle syncline lies parallel and to the northwest of the anticline.

7.4.3	The Bungua Mountain Fault Zone

The Bungua Mountain Fault System comprises two northeast-trending anastomosing fault traces with numerous splays. The two main fault traces pass on either side of Bungua Mountain, join into a narrow zone northeast of Bungua Mountain, where the Lutele stream crosses the trace and splits again into two traces which extend on either side of another basement ridge north of Mbendele stream. Vertical displacement on this fault, from geometric reconstructions, is from about 560 m (on cross-section B-B’) to 680 m (on section A-A’).

Southwest of Bungua Mountain, the east fault trace is interpreted to be downthrown to the northwest, consistent with the presence of younger strata (ism) to the NW and older strata (e.g.-bf) to the southeast. Gentle anticlines lie northwest of both the east and west fault traces with their axes sub-parallel to the faults.

Along the northwest flank of Bungua Mountain, the west fault trace is interpreted to be downthrown to the northwest, with younger strata (ism) to the northwest and older rocks (basement) to the southeast. A gentle anticline with its axis subparallel to this fault trace lies just west of Bungua Mountain.

Along the southeast side of Bungua Mountain, the east fault trace is interpreted to be downthrown to the southeast, with younger strata (mm) to the southeast and basement rocks to the northwest. Note that this sense of offset is opposite to the apparent displacement sense on the same fault trace southeast of Bungua Mountain.

Where the fault traces converge in the valley drained by Lutele stream, downthrown is interpreted to be to the NW, but exposures are poor and lithologies are indicated to be uncertain on the map. Gentle folds, with axes subparallel to the fault trace, lie NW of it.

The W fault trace which extends along the W side of the basement outlier north of Mbendele stream is downthrown to the northwest.

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The sense of offset on the east fault trace near the east side of the map is uncertain.

Prominent linear magnetic highs, comparable to that on the east fault trace of the Dibwe Fault Zone in the Dibwe village area, coincide with the main fault trace along the western base of Bungua Mountain and to the southwest, as well as the fault segment about 10 km northeast of Bungua Mountain that extends along the northwestern base of another crystalline basement block. These too, likely represent concealed Batoka basalt dykes intruded along the fault zone.

7.4.4	Minor Faults

North to northwest trending faults, with extents of less than four kilometres, cross-cut the major fault systems. In contrast with the major faults, they appear to be normal faults. These minor faults likely formed in response to differential uplift on the major faults. One of these extends southerly along the western edge of the Mutanga West and into the Dibwe East mineral deposit.

In the Mutanga area, no evidence for any northwest-trending sinistral faults, such as the fault postulated to separate African Energy’s Njame and Siamboka mineral deposits about 35 km northeast of Mutanga, has been observed.

A striking feature of all three fault zones is the development of gentle folds on their hanging-wall side, whose fold axes lie subparallel to the faults. The close spatial association of folds with faults and their orientation indicates that the folding is related to fault movement. Hanging wall folds are commonly associated with normal faults. Depending on the shape of the fault plane, either rollover anticlines or synclinal drag folds (Khalil and McClay 2002) may be developed. Synclinal drag folds may be formed on the fault-side of rollover anticlines (Yamada and McClay 2004), (Withjack, Islam and La Pointe 1995)).

As noted above, the extensive linear magnetic highs associated with the Dibwe and Bungua Mountain fault zones are interpreted to result from Batoka basalt dykes, which are not exposed at surface. This suggests that these faults were initiated as extensional features following deposition of the Karoo strata, in a final phase of rifting.

Regional seismic studies indicate present-day northwest-southeast crustal extension in the Mid-Zambezi Basin (Dumisani 2001). Hence, NE-trending faults are likely to have been reactivated as normal faults. This is consistent with the apparent post-depositional normal offsets of the faults (Figures 6 and 7). Although we have no direct evidence for when fault reactivation began or what caused it, it seems likely that it is related to propagation of a little-studied southwest branch of the East African Rift System along the Karoo-aged Luangwa and mid-Zambezi rifts and further southwest along the Deka fault zone (Chorowicz 2005) and (Dumisani 2001)).

7.4.5	Structural Geology – Dibwe East (Yeo, G. 2011)

Historic AGIP geology maps of the Dibwe East Zone 1 area show it to be cut by a series of east-northeast- to northeast-trending faults 1 to 6 km long. These faults are subparallel to the major regional fault systems, such as the Dibwe and Bungua Mountain faults. This contrasts with the minor faults at Mutanga and Mutanga West, which have predominantly northerly trends.

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A series of cross-sections constructed roughly perpendicular to the northeast-trending faults show that most of the minor faults in the Dibwe East area are normal faults dipping steeply and mainly downthrown to the northwest. The southeastern faults, however, dip and are downthrown to the southeast. Hence the fault block between the northwest- and southeast-dipping faults is a small horst.

All of the faults in the Mutanga area are interpreted to be normal faults (Money and Prasad 1977); (Staley, R.; Chapewa, D.; Lusambo, V.; Mbomena, G. 2009), (Titley, M. 2009) and (Ullmer 2009)). Continuity of stratigraphic units and offset of stratigraphic boundaries across the faults indicate that most of the observed fault offsets post-date deposition. Thickness changes, occurrence of hanging wall folds and widespread occurrence of soft-sediment deformation features all suggest, however, that some fault displacement was syndepositional. Hence, two distinct structural events have affected the area. Extensional faulting, associated with subsidence of the Mid-Zambezi rift in Upper Karoo time was followed much later by renewed extensional faulting, associated with the SW branch of the East African Rift System. Most of the mapped faults are related to the later event.

The change in thickness of the Escarpment Grit “meandering facies” across the Dibwe Fault, from about 180 m west of the fault to about 195 m east of it, and thinning of the “meandering facies” southeast of Dibwe, to about 70m at Bungua Hill, suggests syndepositional subsidence, controlled by extensional faults. The faults likely propagated upwards as growth faults, since the two distinctive facies units of the Escarpment Grit are continuous across the faults without major thickness changes, except as noted above. The strong southwesterly orientation of Escarpment Grit “braided facies” paleocurrents, suggests deposition in stream systems draining SW parallel to the axes of one or more half-graben, as noted by (Money and Prasad 1977). The presence of numerous circular or elliptical structures, also commonly in the hanging walls of faults and interpreted by (Ullmer 2009) as diatremes, and the widespread occurrence of soft-sediment deformation structures in the Escarpment Grit sandstones, are also consistent with syndepositional seismic activity and faulting.

7.5	Deposit and Local Geology

Within the tenement area the Karoo sediments lie in a northeast trending rift valley. Locally the rift valley is hilly with large fault-bounded valleys filled with Permian, Triassic and possibly Cretaceous sediments of the Karoo Supergroup. The sediments have a shallow dip and are displaced by a series of normal faults, which in general, trend parallel to the axis of the valley (Figure 8). Mapping of the Mutanga-Dibwe area delineated normal faults with throws of the order of 100m at intervals of between 100 and 1,500m.

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Figure 8. Local Geology and Geological Setting of the Mutanga Uranium Project.

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The uranium mineralisation identified to date appears to be restricted to the EGF, Figure 8.

The EGF sequence at the Mutanga mineral deposit comprises at least 120 m of sandstone and conglomerates with occasional mudstones and silts (Figure 9). The EGF overlies the MMF which comprises a grey to dark grey silty mudstone, with a dark red hematised layer representing either oxidising groundwater or a sub-aerial surface. The mudstone forms an impermeable unit and is thought to have prevented uranium mineralisation from moving further down through stratigraphy.

The contact between MMF and overlying EGF is between two and three metres above the dark red hematised layer.

Figure 9. Typical EGF Sequence from Bungua Prospect.

7.5.1	Mutanga Mineral Deposit Geology

The Mutanga mineral deposit is located 31 km northwest of Siavonga and was defined by AGIP the largest ‘fracture-controlled’ target for exploration in the area. See surface geological map Figure 10.

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Figure 10. Surface Geology and Drilling Plan of Mutanga Mineral Deposit.

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Three stratigraphic zones (“Packages”) have been identified from core logging and were utilised as geological boundaries during the resource evaluation phase at Mutanga. The stratigraphic sequence for these packages commences with Package A as the Basal Zone, overlain by Package B and Package C at the top. The three packages are detailed as the following:

Package A

‘Package A’ is approximately 24m thick. Overlying the MMF, a thick, dark grey mudstone coarsening upwards into pyritic, coarse grained sandstones-(Figure 11). Small scale slump structures (Figure 12) and occasional possible dewatering features are observed. Occasional iron oxides are noted. ‘Package A’ is capped by an approximately 5 m thick, coarse matrix-supported conglomerate. This conglomerate marks a sudden, high energy event, possibly a channel. The sequence is thought to be representative of a prograding, possibly deltaic system.

Figure 11. Package A, MR09, Coarse Pyrite Nodule (pencil pointing up hole).

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Figure 12. ‘Package A’, MR09, Slump Structure in Sandstones.

Package B

‘Package B’, approximately 70 m thick. Overlying ‘Package A’ is a sequence of repeated fining up cycles that, as a whole, coarsen upwards. Each fining up unit starts with a very coarse grained sandstone or conglomerate and fines up to a mudstone or siltstone. The units contain a variety of sedimentary structures including trough and tabular cross bedding and laminations (Figure 13).

The fining up cycles are thought to be representative of a fluvial, possibly meandering system, in which mudstones were laid down in calm lacustrine, bow lake or overbank deposits. The deposits laid down in such hiatal periods could give a series of laterally continuous deposits that could be used as marker bands. Their role in mineralisation is discussed below.

Sulphides are observed to within an approximate depth of 50 m from surface. Above this depth oxidization and weathering are evidenced by reddish brown and orange iron oxides and breakdown of micaceous and feldspathic minerals. For drill hole logging purposes, the top of the EGF Package B is taken as being the first down hole presence of mudstone.

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Figure 13. Package B’, MR09, Box 7. Cross Bedding and Lamination.

Package C

‘Package C’, approximately 25 m thick. Overlying ‘Package B’, is interpreted from recent drilling as the uppermost unit within the EGF in the area. ‘Package C’, although possibly related to ‘Package B’, is distinguished by grain size and structural differences. ‘Package C’ comprises bedded, generally very coarse grained sandstones with occasional conglomerates. Both sandstones and conglomerates contain less sedimentary structures than ‘Package B’ and display smaller variation in grain size with little or no cyclic variation (although individual beds can display sedimentary structures). Mudstones are generally absent, although conglomerates often contain mud balls. ‘Package C’ may represent a less ordered environment than Package ‘B’, possibly a braided channel system, Figure 14.

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Figure 14. ‘Package C, Coarse Sandstones of the EGF.

7.5.2	Dibwe Geology

The Dibwe prospect (Dibwe, Dibwe West and Dibwe North) is located approximately 10 to 15 km west of the Mutanga area; see Figure 14 above. Uraniferous mineralisation in the Dibwe area appears to be hosted by relatively un-faulted meandering facies units of the EGF.

The Dibwe area has been split into Dibwe, Dibwe West and Dibwe North, see Figure 15. No data has been located to date for Dibwe West and North and very little for Dibwe. Historically the prospect appears to have been defined by a combination of ground magnetic and airborne radiometric surveys overlain on outcropping mineralisation.

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Figure 15. Dibwe, Dibwe West and Dibwe North Surface Geology and Drill hole Plan.

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7.5.3	Dibwe East Geology

Dibwe East is predominantly composed of Escarpment Grit Formation (EGF). The surface geology is characterised by a few scattered sandstone outcrops. Two major units can be distinguished, the “Braided facies” member (EGFb-f) of the lower EGF and the “Meandering facies” member (EGBm-f) of the upper EGF in core, the two units appear to be transitional from one another. Most of the Dibwe East mineralisation occurs in the Meandering facies.

Figure 16. Braided vs. Meandering Facies of the Escarpment Grit Formation.

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Strata dip at about 8 to 15 degrees in the southeasterly direction and strike in the northeast-southwesterly direction. The sandstones are predominantly massive looking with cross beddings indicating that they are channel deposits. Cross-bed foreset orientations are variable suggesting high sinuosity (meandering) river deposition. Sandstone layers 10-50 m thick tend to alternate with 2-5 m thick mudstones and siltstones. Mudstones can be laterally continuous for hundreds of metres.

Manganese nodules are common at the surface. These manganese nodules are composed of pyrolusite and hollandite and usually contain uranium mineralisation. The uranium is homogeneously distributed within the host manganese and phosphatic minerals. The manganese nodules are believed to have formed by compaction of wet sediments which led to the remobilisation and formation of manganese nodules at the aerated sediment-water interface, and uranium enriched phosphorite lenses below the interface in reducing conditions. Epigenesis occurred through the passage of solution fronts which recrystallised the manganese and phosphatic minerals and remobilised the uranium which was leached away. The mechanism of uranium uptake in manganese phases most probably involves adsorption of ((UO2)3.(OH)5)+ complexes on precipitating minerals.

Mudballs are also present in drill core. These are rounded clasts of clay which bind sediments and minerals to their surfaces. Most of them are pyritic and sticky so they can survive transport of hundreds of metres in a river although they disintegrate eventually.

7.6	Mineralisation Styles

Mineralization appears to be later than at least some of the normal faults which cut the Escarpment Grit Formation. This is evident from the good correlation of the radiometric logging data between adjacent holes within the Mutanga mineral deposit separated by interpreted faulting (Lusambo, V. 2011).

The source of the uranium is believed to be the surrounding Proterozoic gneisses and plutonic basement rocks. Having been weathered from these rocks, the uranium was dissolved, transported in solution and precipitated under reducing conditions in siltstones and sandstones. Post lithification fluctuations in the groundwater table caused dissolution, mobilization and redeposition of uranium in reducing, often clay-rich zones and along fractures.

Mineralization is not strictly associated with a particular unit in the stratigraphic section. It was observed to occur in both the fine-grained and coarser material and mudstones especially where fractures and mud balls occur. Some mineralization occurred in association with manganese oxide or disseminated with pyrite. Mineralization in some bore holes was seen to occur where there was grey alteration, limonite and feldspar alteration and in dark grey mudstones (Sakuwaha 2011). The strata dip in the southeasterly direction and mineralization seems to occur along dip.

In 2011, Denison Mines Zambia Limited requested ALS Chemex laboratory to conduct a mineralogical analysis of four uranium ore samples in order to identify the uranium and gangue minerals present in the various strata, including both low and high grade zones. ALS Laboratory Group-MLA Division – ALS is located in Johannesburg South Africa. The samples were in the form of drill cores. Uranium minerals identified are contained in Table 2.

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Table 2. Relative Uranium Mineral Abundance

			Relative abundance (Wt%)			Particle Count
Mineral	F00988	F00989	F00990	F00991	F00988	F00989	F00990	F00991
Brannerite	0.1	5.9	0.3	0.0	6	1	23	0
Coffinite	97.3	11.2	23.4	0.6	785	5	296	85
Ti-Coffinite	2.2	55.4	2.6	0.2	239	7	164	37
Phurcalite	0.1	0.0	71.8	98.9	4	0	556	427
Curite	0.0	0.0	0.0	0.0	1	0	0	0
Gastunite	0.4	27.5	2.0	0.3	79	10	134	57
Total	100.0	100.0	100.0	100.0

7.7	Type of Mineralization

Uranium mineralisation on the property occurs in a number of different associations.

7.7.1	Disseminated Uranium Mineralization

Disseminated uranium mineralization occurs in sandstones, conglomerates, and within mud layers, mud balls and mud flakes. The uranium is present as interstitial fine grained crystals or small amorphous masses constituting less than 1% by volume.

Grades vary considerably between zones of disseminations, approximately 20 to 2000 ppm U3O8 in mineralization thought to be solely of a disseminated nature.

Lithological units containing iron-oxide and Uraniferous mineralization returned moderate to high assays, as did material containing sulphides (pyrite). Samples from holes MR05, MR08, MR09, MR10 and MR11 contain both sulphides and micas, and disseminated U3O8 and were expected to return low assays.

The presence of sulphides alongside uranium oxides may indicate a transitional zone and/or preferential replacement/reduction of uranium compounds by one chemical route over another (e.g. decaying organic matter over oxidation of sulphides) as Uraniferous groundwater’s moved through the lithologies.

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Figure 17. Photograph showing mineralization associated with Mn oxide (black).

7.7.2	Uranium Mineralization Associated With Mudstones & Siltstones

An association between uranium mineralization (as replacements and selvages) is evident at all prospects. The muddy lithologies include mud balls (within sandstones), flakes and interbeds. In some cases, mud balls may be completely replaced by mineralization.

The degree of replacement varies from fully replaced mud balls to those with a thin selvage of mineralization, whilst others are unmineralized. This is attributed to:

•	Different ground water chemistry,

•	Differing volumes of reducing matter within the mud (fully replaced material may have been a peat like material), and

•	The porosity of the muddy lithology during the influx of uraniferous ground water.

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Figure 18. Photograph showing mudclasts.

7.7.3	Fracture Hosted Uranium Mineralization

Drilling intersected a number of fractures and fault rocks. The fractures intersected in core were generally steep (although several shallower angled fractures were logged). Mineralization is seen as crystal coatings on surfaces and as concentration close to surfaces. Most notably at the Dibwe-Mutanga-Dibwe corridor, these fractures are coated with black Fe/Mn oxides which in turn may be coated with secondary uranium phosphate mineralization (Autunite, meta-Autunite and selenite).

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Figure 19. Photograph showing mineralization in a fracture with the presence of Mn oxide.

7.7.4	Uranium Mineralization Associated With Pyrite

Grains and poorly defined blebs of pyrite occur throughout all the sedimentary lithologies of the Project area. Uranium mineralization may be elevated in some (relatively) pyrite rich zones.

The presence of sulphides in close proximity to uranium oxides may indicate a transitional zone and/or preferential replacement/reduction of uranium compounds by one chemical route over another (e.g. decaying organic matter over oxidation of sulphides) as uraniferous groundwater’s moved through the lithologies.

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8	Deposit Types

8.1	Summary

The primary mineralization is considered to be of the sandstone hosted fluvial channel type commonly found in the Colorado Plateau. Sandstone uranium mineral deposits are generally of three types:

•	Roll-front type mineral deposits—arcuate bodies of mineralization that crosscut sandstone bedding; such as those that occur at the boundary between the up dip and oxidized part of a sandstone body and the deeper down dip reduced part of a sandstone body.

•	Peneconcordant or Tabular sandstone uranium mineral deposits—irregular, elongate lenticular bodies parallel to the depositional trend, also called Colorado Plateau-type deposits, most often occur within generally oxidized sandstone bodies, often in localized reduced zones, such as in association with carbonized wood in the sandstone deposits commonly occur in paleochannels incised into underlying basement rocks.

•	Tectonic/Lithologic mineral deposits—occur in sandstones adjacent to a permeable fault zone; Mineralization forms tongue-shaped ore zones along the permeable sandstone layers adjacent to the fault. Often there are a number of mineralized zones ‘stacked’ vertically on top of each other within sandstone units adjacent to the fault zone (McKay and Miezitis 2001).

Sandstone deposits are contained within medium to coarse-grained sandstones deposited in a continental fluvial or marginal marine sedimentary environment. Impermeable shale or mudstone units are interbedded in the sedimentary sequence and often occur immediately above and below the mineralized horizon (Geology of Uranium Deposits n.d.). Uranium is mobile under oxidizing conditions and precipitates under reducing conditions, and thus the presence of a reducing environment is essential for the formation of uranium mineral deposits in sandstones.

The Karoo basins of southern Africa comprise what may be the world’s largest sandstone-hosted uranium province. Compared to the well-known uranium-bearing sandstone basins of the western US, the area of the Karoo basins is about 30% greater, but their known uranium content as of 2003 was only about 7% of that in the US basins. Whereas both areas contain broadly similar, little deformed, predominantly non-marine strata, mainly of Mesozoic age, the order of magnitude lower apparent uranium content of the Karoo basins indicates that they are relatively underexplored (Yeo, G. 2010).

Although only one Karoo deposit, Paladin’s Kayelekera mineral deposit in Malawi, is currently being mined, others have economic potential (Yeo, G. 2010).

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The mineral deposits have many features in common:

•	All are hosted in fluvial arkosic sandstones that have undergone post-depositional faulting and uplift (tectonic inversion).

•	All lie at or near the surface and hence, typically have strong surface radiometric expression.

•	All appear to have tabular geometry; no classic roll fronts have been convincingly demonstrated.

•	Most feature a range of mineralization styles, including primary uranium oxides and silicates in relatively reduced sandstones, secondary uranyl phosphates or vanadates in more strongly oxidized sandstones, and secondary mineralization remobilized into surficial calcretes.

•	Mineralization is commonly associated with stratigraphic contacts indicative of a marked drop in stream energy.

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9	Exploration

9.1	Exploration Program

Prior to involvement by OmegaCorp and subsequently Denison, no modern exploration had taken place in the area covered by the current 13880-HQ-LML and 13881-HQ-LML licences for approximately 25 years. Minimal regional exploration data or material has been located during recent work and the quality of data and materials varies greatly.

The data and materials located to date comprise:

•	airborne radiometric-geophysics

•	ground radiometric survey data

•	regional geology maps

•	topographic maps

•	Down hole geophysical gamma plots

For ease the 13880-HQ-LML and 13881-HQ-LML licence areas will be discussed as five different areas largely on the basis of AGIP and the GSZ’s work, these are:

•	Mutanga Mineral Deposit (Mutanga Central, Mutanga West and Mutanga East),

•	Dibwe Prospect (Dibwe, Dibwe West and Dibwe North),

•	Mutanga-Dibwe Area (the area of known AGIP work outside of its main ‘concentrated’ activity),

•	Bungua Prospect (Kaumpwe West, Kaumpwe Central, Lutele and Chizwabowa),

•	The remainder of 13880-HQ-LML and 13881-HQ-LML.

9.2	Mutanga Mineral Deposit Historical Exploration

Of the AGIP data (purchased by Total Zambia when AGIP pulled out of the region) of relevance to the PL LS 237 licence area, the data for the Mutanga area is the most complete and comprises, Mutanga, Mutanga West and Mutanga East, see Figure 20.

Historically the Mutanga mineral deposit appears to have been defined by:

•	Outcropping mineralisation.

•	Ground Radiometric Surveys

•	Air-borne photographic and geophysical surveys.

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Available data shows that AGIP carried out systematic exploration up to and including a resource estimation phase. This exploration activity included:

•	Trenching.

•	Pitting.

•	A trial heap leach facility on site and material tested at the National Council for Scientific and Industrial Research (NCSIR) facility in Lusaka.

•	AGIP carried out a Kriged resource estimation using internal company classification criteria, of which little are known.

9.3	Dibwe—Historical Exploration

The Dibwe prospect (Dibwe, Dibwe West and Dibwe North) is located approximately 10 to 15 km west of the Mutanga area. Uraniferous mineralisation in the Dibwe area appears to be hosted by meandering facies units of the EGF.

The Dibwe area has been split into Dibwe, Dibwe West and Dibwe North, see Figure 20. No data has been located to date for Dibwe West and North and very little for Dibwe.

Historically the prospect appears to have been defined by:

•	Outcropping mineralisation.

•	Ground radiometric surveys.

•	Air-borne photographic and geophysical surveys.

As for the Mutanga area, available data shows that AGIP carried out systematic exploration up to and including a resource estimation phase on the Dibwe project area. This work included but was not limited to:

For Dibwe, resource estimation using internal company criteria of which little is known.

9.4	Mutanga-Dibwe Area—Historical Exploration

AGIP data has been identified indicating that a regional style drill program was carried out in the broad Mutanga-Dibwe area. Historic drilling, Denison drilling and geological mapping from this work is presented in Figure 20.

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Figure 20. Dibwe – Mutanga Geological Map.

Figure 21. Drill Hole Location Plan RDM Series Holes Over 2006 Helicopter-borne Geophysics.

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It is assumed that drilling was designed as regional traverses or single holes to test:

•	Ground radiometric surveys.

•	Air-borne photographic and geophysical surveys.

9.5	Bungua— Historical Exploration

The Bungua prospect area is located approximately 25 km west of the Siavonga and comprises a number of prospects, Kaumpwe West, Kaumpwe Central, Kaumpwe Peak, Lutele and Chizwabowa, see Figure 22. Uraniferous mineralisation is hosted by the EGF. The prospect appears to have been defined by:

•	Outcropping mineralisation.

•	Ground radiometric surveys.

•	Air-borne photographic and geophysical surveys.

The Geological Survey of Zambia carried out exploration up to and including a resource estimation phase.

Figure 22. Bungua Area Geology and Prospect Locations.

9.6	Other Activities

As a step towards nuclear fuel/energy production, the National Council for Scientific and Industrial Research (NCSIR), a part of the USA Ministry of Science and Technology, built an industrial scale trial pilot plant at its Lusaka facility. This facility was designed and constructed to test ‘ores’ from various sites in Zambia. Material from the Siavonga area is believed to have been tested in the plant. Details of this work have not been found.

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Based around and probably inclusive of some shallow wagon drill holes are 22 0.75 –1.0 metre pits at the Mutanga mineral deposit. It is thought that material was taken from these pits to a test heap leach at the Mutanga site and possibly to the NCSIR industrial test site in Lusaka.

9.7	Airborne Geophysical Surveys

In 2006 a detailed aeromagnetic and radiometric survey (Symons and Sigfrid, Report on the Interpretation of Aeromagnetic and Radiometric data 2006) was completed over the areas of interest which were revealed during an earlier pre-digital airborne survey. The 2006 survey has confirmed the position and tenor of the existing targets and identified additional, targets.

Conclusions of the 2006 airborne survey noted:

1.	The EGF appears to have two clear radiometric signatures (Figure 24).

2.	The areas marked as D2 appear to have a similar K response but with additional uranium producing a white ternary radiometric signature.

3.	The structures (Figure 23) identified indicate an extensional half-graben regime with normal faults trending in a generally northeast direction. The movement on these faults appears to down throw blocks to the northwest. Later faulting in a northwest, west-northwest and north-northeast direction crosscutting the Karoo stratigraphy is also noted.

Assumptions were made that since the radiometric signal from the equivalent potassium was mapping the near surface expression of the Escarpment Grit Formation (EGF); this implied that the high frequency content from the magnetic signature (2nd vertical derivative grid) was also representative of geological variations within the EGF.

Additionally, there appears to be an inverse trend relationship between the mudstones and sandstones. The units are clearly distinguishable with mudstones having a high mag/low potassium signature and the sandstones as a low mag/high potassium signature (Petrie, L 2012), and resolution of the magnetic dataset is much better at defining faulting, lineaments and/or edges of magnetic domains as evidence in a very cursory mock up lineaments or offsets in the area.

Additional geologic input is necessary to quantify the inverse relationship between the magnetics and potassium.

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Figure 23. 2011 Airborne magnetic lineaments-faulting – NRG 2006 (Petrie,L 2012)

Figure 24. 2011 Airborne radiometric – NRG 2006 (Petrie,L 2012).

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10	Drilling

10.1	Historic drilling – Pre Omega /Denison

Prior to Omega/Denison involvement, AGIP and the Zambian geological survey undertook drilling across the Mutanga project area, this work is briefly summarised below.

Available data for Mutanga (including Mutanga Central, Mutanga West and Mutanga East) shows that AGIP carried out several drilling campaigns that resulted in the completion of;

•	14,794 metres of drilling (50 diamond holes for 6,833 metres, 119 percussive (wagon drill) holes for 6,998 metres and 83 percussive (shallow wagon drill) holes for 963 metres.

Available data for the Dibwe Area shows that AGIP carried out several drilling campaigns. This work included but was not limited to:

•	At Dibwe, 40 diamond drill holes totalling approximately 3,644 metres. Additional unknown number and meterage of percussive (wagon drill).

•	At Dibwe West approximately 70 percussive drill holes were drilled, meterage unknown. No data has yet been identified for this drilling.

•	At Dibwe North approximately 20 percussive drill holes were drilled, meterage unknown. No data has yet been identified for this drilling.

Historic drilling for the broader Mutanga-Dibwe area comprised:

•	36 RDM diamond drill holes and 8 percussive holes (wagon drill) for over 7,000 metres.

•	Diamond holes were generally between 100 and 300 metres deep, with percussive follow up of interesting intersections.

•	30 drill holes are reported to be mineralised with either a ‘significant’ intercept given or an ‘anomalous’ description.

•	In the Mutanga-Dibwe Corridor 33 holes were drilled along an approximate 8 km strike length.

•	At Dibwe 11 diamond holes were drilled to test extensions to known mineralisation, nine of which were reported as mineralised.

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Bungua historical drilling was undertaken by the Geological Survey of Zambia. They carried out several drilling campaigns that resulted in;

•	Approximately 6,000 metres of diamond and percussive drilling (approximately 67 percussive (probably wagon) drill holes and 19 diamond drill holes).

10.2	Summary of Drilling – Omega/Denison

Reverse circulation (RC) and Diamond (DD) drilling are the principal methods of exploration and mineralization delineation after initial geophysical surveys. Drilling is generally conducted during the dry season but can be conducted year round. Well-established drilling industry practices were used in the drilling programs. Drill holes are currently numbered with a prefix of the project (DM) followed by type (C-rotary, D- diamond) followed by the hole number, with almost all drill holes being drilled vertically or at 70 degrees from surface to the target at depth. Older drill holes have differing naming conventions.

In 2006, 11 diamond drill holes were drilled by OmegaCorp to twin previous drilling at the Mutanga mineral deposit. Results confirmed the broad tenor of the historical U3O8 intercepts. Work was also carried out at Bungua, at Mutanga and at Dibwe.

During 2007 to 2008 Denison completed work on the Mutanga mineral deposits, focussing on the Mutanga area and the Dibwe area in particular. The work included an appraisal of all available data (maps, plans, sections, limited geological interpretations and radiometrics and AGIP resource estimations). From this information Denison produced several databases covering Mutanga and other prospects.

Denison commenced drilling operations on July 16, 2008 and completed a total of 91 holes totalling 6,433 metres. The purpose of the drilling program was to:

•	Provide first pass exploration data for the radiometric anomalies identified by the 2006 and 2008 airborne geophysics programs.

•	Provide bulk sample material for metallurgical test work.

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Table 3. Drilling completed over the Mutanga Uranium Project (subdivided in to drilling completed 1980-2008 and 2010-2012).

Drill Hole Summary
Year	Holes	Metres (m)	DDH Holes	DDH Metres (m)	RC/ DDH Holes	RC/DDH Metres	RC Holes	RC Metres
1980	584	42951.2	566	42771.16
2005	7	332.3	7	332.3
2006	187	8882.82	33	1859.82			154	7023
2007	69	4229.4	59	3579.4			10	650
2008	1098	69179.9	429	30730.43	1	100.5	655	37049
Total	1945	125576	1094	79273.11	1	100.5	819	44722
2010	15	808.42	15	808.42
2011	146	15302.6	37	4088.6	9	1252.55	100	9961.4
2012	141	18549.8	58	8241.8			83	10308
Total	302	34660.8	110	13138.82	9	1252.55	183	20269.4

Area

Mutanga	Year	Holes	Metres (m)	DDH Holes	DDH Metres (m)	RC/ DDH Holes	RC/ DDH Metres	RC Holes	RC Metres
	1980	227	11034.2	227	11034.18
	2005	7	332.3	7	332.3
	2006	102	3841.82	32	1789.82			70	2052
	2007	41	2437	32	1897			9	540
	2008	470	25572.8	215	12203.84			253	13169
	Total	847	43218.1	513	27257.14			332	15761
	2010	6	313.3	6	313.3
	2012	1	293	1	293
	Total	7	606.3	7	606.3

Mutanga East	Year	Holes	Metres (m)	DDH Holes	DDH Metres (m)	RC/ DDH Holes	RC/ DDH Metres	RC Holes	RC Metres
	1980	17	1906.91	17	1906.91
	2008	36	2061	10	613			26	1448
	Total	53	3967.91	27	2519.91			26	1448
	2012	8	881	8	881
	Total	8	881	8	881

Mutanga North	Year	Holes	Metres (m)	DDH Holes	DDH Metres (m)	RC/ DDH Holes	RC/ DDH Metres	RC Holes	RC Metres
	2008	5	358					4	258
	Total	5	358					4	258

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Mutanga West	Year	Holes	Metres (m)	DDH Holes	DDH Metres (m)	RC/ DDH Holes	RC/DDH Metres	RC Holes	RC Metres
	1980	29	2410.36	29	2410.36
	2008	12	671	7	422			5	249
	Total	41	3081.36	36	2832.36			5	249
	2011	14	1017.41	3	242.41			11	775
	2012	1	150					1	150
	Total	15	1167.41	3	242.41			12	925

Dibwe	Year	Holes	Metres (m)	DDH Holes	DDH Metres (m)	RC/ DDH Holes	RC/DDH Metres	RC Holes	RC Metres
	1980	73	8567.9	73	8567.9
	2006	25	1362					25	1362
	2007	28	1792.4	27	1682.4			1	110
	2008	224	18376.4	131	12712.36			93	5664
	Total	350	30098.7	231	22962.66			119	7136
	2010	9	495.12	9	495.12
	2012	17	2422	6	1101			11	1321
	Total	26	2917.12	15	1596.12			11	1321

Dibwe East	Year	Holes	Metres (m)	DDH Holes	DDH Metres (m)	RC/ DDH Holes	RC/DDH Metres	RC Holes	RC Metres
	1980	14	3575.5	14	3575.5
	2008	106	7534.73	65	4462.23	1	100.5	34	2372
	Total	120	11110.2	79	8037.73	1	100.5	34	2372
	2011	132	14285.1	34	3846.19	9	1252.55	89	9186.4
	2012	63	8653.8	28	4031.8			35	4622
	Total	195	22938.9	62	7877.99	9	1252.55	124	13808.4

Dibwe North	Year	Holes	Metres (m)	DDH Holes	DDH Metres (m)	RC/ DDH Holes	RC/DDH Metres	RC Holes	RC Metres
	1980	28	3501	28	3501
	2008	119	6586					115	6186
	Total	147	10087	28	3501			115	6186
	2012	37	4450	11	1335			26	3115
	Total	37	4450	11	1335			26	3115

Dibwe West	Year	Holes	Metres (m)	DDH Holes	DDH Metres (m)	RC/ DDH Holes	RC/DDH Metres	RC Holes	RC Metres
	1980	92	9200	92	9200
	2006	8	608					8	608
	2008	30	1532					30	1532
	Total	130	11340	92	9200			38	2140
	2012	5	720	4	600			1	120
	Total	5	720	4	600			1	120

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Bungua	Year	Holes	Metres (m)	DDH Holes	DDH Metres (m)	RC/ DDH Holes	RC/DDH Metres	RC Holes	RC Metres
	1980	104	2755.31	86	2575.31
	2006	52	3071	1	70			51	3001
	Total	156	5826.31	87	2645.31			51	3001

Bungua North	Year	Holes	Metres (m)	DDH Holes	DDH Metres (m)	RC/ DDH Holes	RC/DDH Metres	RC Holes	RC Metres
	2008	16	1504	1	317			15	1187
	Total	16	1504	1	317			15	1187

Changa	Year	Holes	Metres (m)	DDH Holes	DDH Metres (m)	RC/ DDH Holes	RC/DDH Metres	RC Holes	RC Metres
	2008	12	697					12	697
	Total	12	697					12	697

Mbendele	Year	Holes	Metres (m)	DDH Holes	DDH Metres (m)	RC/ DDH Holes	RC/DDH Metres	RC Holes	RC Metres
	2008	30	1957					30	1957
	Total	30	1957					30	1957
	2012	4	380					4	380
	Total	4	380					4	380

Mulendema	Year	Holes	Metres (m)	DDH Holes	DDH Metres (m)	RC/ DDH Holes	RC/DDH Metres	RC Holes	RC Metres
	2008	12	696					12	696
	Total	12	696					12	696
	2012	5	600					5	600
		5	600					5	600

Shante	Year	Holes	Metres (m)	DDH Holes	DDH Metres (m)	RC/ DDH Holes	RC/DDH Metres	RC Holes	RC Metres
	2008	26	1634					26	1634
	Total	26	1634					26	1634

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After a two year delay due to suspension of exploration activities, a two phase drilling campaign resumed in April, 2011. Phase 1 drilling on Dibwe East and Mutanga West targets commenced in April and ended in July 2011 with 72 holes being drilled for a total of 7,564 m. The results for Phase 1 confirmed the continuity of uranium mineralization identified in 2008 drilling program at Dibwe East with a northeast-southwest strike length greater than 2.5 km. Results from the Mutanga West target still require further evaluation and are not considered material to the current Mutanga West resource, and were discouraging.

Based on the encouraging results obtained with the Phase 1 drilling over the Dibwe East Zones 1 and 2 targets, a Phase 2 drilling program of 74 holes totalling 7,732 m was completed between August-October 2011. This drilling program discovered primary mineralization at depth and it also increased the strike length to 4.0 km.

The most notable results from recent drilling at Dibwe East are contained in Table 4.

All holes were logged for lithology, structure, alteration, mineralization and geotechnical characteristics. Data was entered into DHLogger software on laptops in the field. The DHLogger data was transferred into a Fusion database. All drill hole data was validated throughout the drilling program and as an integral component of the subsequent recent resource estimation work. Hard copies of drill logs are stored at site.

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Table 4. Significant Intercepts from recent drilling at Dibwe East

Year	Area	Hole ID	mFrom	mTo	Interval (m)*	eU3O8
2011	Dibwe East	DMC1070	90.15	113	22.8	355
2011	Dibwe East	DMC1143	11.15	33.85	22.7	410
2011	Dibwe East	DMC1131	69.35	91.55	22.2	434
2011	Dibwe East	DMC1070	25.15	43.85	18.7	229
2011	Dibwe East	DMC1102	13.65	31.35	17.7	311
2011	Dibwe East	DMC1100	91.15	108.6	17.4	450
2011	Dibwe East	DMC1035	18.45	34.45	16	259
2011	Dibwe East	DMC1142	58.35	74.15	15.8	311
2012	Dibwe East	DMC1278	101.65	117	15.3	374
2011	Dibwe East	DMC1082	7.35	22.25	14.9	248
2011	Dibwe East	DMC1128	31.25	46.05	14.8	307
2011	Dibwe East	DMD1107	115.15	129.7	14.5	804
2011	Dibwe East	DMD1061	47.15	59.85	12.7	587
2011	Dibwe East	DMD1030	8.15	20.85	12.7	463
2011	Dibwe East	DMC1021	87.95	99.25	11.3	485
2011	Dibwe East	DMC1146	64.85	75.65	10.8	273
2011	Dibwe East	DMC1143	90.05	100.8	10.7	808
2011	Dibwe East	DMC1009	86.75	97.35	10.6	654
2011	Dibwe East	DMC1005	28.15	38.55	10.4	450
2011	Dibwe East	DMC1144	84.95	95.25	10.3	939
2011	Dibwe East	DMD1006	88.45	98.65	10.2	334
2011	Dibwe East	DMD1033	97.85	108	10.1	325
2011	Dibwe East	DMC1068	92.15	102.1	9.9	552
2011	Dibwe East	DMC1130	36.35	45.55	9.2	340
2011	Dibwe East	DMC1141	81.35	90.35	9	292
2011	Dibwe East	DMD1033	79.25	88.15	8.9	419
2011	Dibwe East	DMC1002	87.05	95.95	8.9	316
2011	Dibwe East	DMC1067	111.55	120.2	8.6	939
2011	Dibwe East	DMC1067	67.05	75.65	8.6	218
2011	Dibwe East	DMD1016	35.35	43.95	8.6	212

Note: Significant intercepts are those >200ppm eU3O8 over >1m intercept length and include up to 2m of internal dilution. Of a total of 134 intercepts meeting these criteria, the top 30 are tabulated.

*	interval lengths approximate true width.

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Figure 25. Collar Plan – Mutanga and Mutanga West. Recent drilling shown in red.

Figure 26. Collar Plan – Dibwe, Dibwe East, Dibwe North and Dibwe West. Recent drilling shown in red.

10.3	Processes for Determining Uranium Content by Borehole Logging

Exploration for uranium mineral deposits in Zambia typically involves identification and testing of sandstones within reduced sedimentary sequences. The primary method of collecting information is through extensive drilling (both RC and diamond drill coring) and the use of downhole geophysical probes. The downhole geophysical probes measure the electrical properties of the rock from which lithologic information can be derived and natural gamma radiation, from which an indirect estimate of uranium content can be made. The downhole geophysical probes measure conductivity, resistivity, self-potential, SPR, deviation and natural gamma.

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10.3.1	Conductivity

Conductivity logs measure the electrical conductivity of the soils or rock surrounding the borehole. They provide a detailed measure of changes in conductivity with depth. These logs can be very useful in identifying zones of increased groundwater conductivity, often indicative of contaminant concentrations.

Conductivity logs are also termed electromagnetic induction (EM) logs. The electrical conductivity of soil or rock (and its reciprocal, electrical resistivity) depends on the porosity, groundwater conductivity, degree of saturation, clay content, and other bulk soil properties. Hence it is a useful tool in determining the changes with depth of any of these properties.

10.3.2	Resistivity

Resistivity logging is a method of characterizing the rock or sediment in a borehole by measuring its electrical resistivity. Resistivity is a fundamental material property which represents how strongly a material opposes the flow of electric current.

10.3.3	Self-Potential

The self-potential (SP) log is a measurement used to characterize rock formation properties and is particularly useful in mapping sand/shale contacts. The log works by measuring small electric potentials (measured in millivolts) between depths in the borehole and a grounded voltage at the surface resulting from the flow of electrical current in the earth. The change in voltage through the well bore is caused by a build-up of charge on the well bore walls. Clays and shales (which are composed predominantly of clays) will generate one charge and permeable formations such as sandstone will generate an opposite one. There are many possible sources of these currents; the major source is the different salinity interfaces, such as the borehole fluid (drilling mud) and the formation water (connate water). Whether the mud contains more or less salt than the connate water will determine which way the SP curve will go. SP cannot be used for quantitative interpretation.

10.3.4	SPR (Single Point Resistance)

SPR measures the electrical resistance (ohms) between a surface electrode and electrode in the down-hole probe. Single-point-resistance logs record the electrical resistance between the borehole and an electrical ground at land surface. In general, resistance increases with grain size and decreases with borehole diameter, density of water-bearing fractures, and increasing dissolved-solids concentration of borehole fluid. A fluid-filled borehole is required for single-point-resistance logs. SPR cannot be used for quantitative interpretation but is an excellent source of lithologic information.

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10.3.5	Deviation

Deviation is a measurement made to determine the angle from which a hole drilled deviated from the vertical during drilling. There are two basic deviation survey instruments: one reveals the angle of deviation only, the other indicates both the angle and direction of deviation. The latter has been employed at Mutanga. The three-dimensional location of all the holes is determined with a Reflex instrument in single point mode, which measures the dip and azimuth at roughly 20 m intervals down the hole.

10.4	Natural Gamma

At Mutanga a radiometric (total gamma) probe has been used to measure gamma radiation which is emitted during the natural radioactive decay of uranium (U), thorium (Th) as well as potassium (K).

Potassium decays into two stable isotopes (argon and calcium) which are no longer radioactive, and emits gamma rays with energies of 1.46 MeV. Uranium and thorium, however, decay into daughter- products which are unstable (i.e. radioactive). The decay of uranium forms a series of about a dozen radioactive elements in nature which finally decay to a stable isotope of lead. The decay of thorium forms a similar series of radioelements. As each radioelement in the series decays, it is accompanied by emissions of alpha or beta particles or gamma rays. The gamma rays have specific energies associated with the decaying radionuclide. The most prominent of the gamma rays in the uranium series originate from decay of 214Bi (bismuth), and in the thorium series from decay of 208Tl (thallium).

The gamma radiation is detected by a sodium iodide crystal, which when struck by a gamma ray emits a pulse of light. This pulse of light is amplified by a photomultiplier tube, which outputs a current pulse which is known as “counts per second” or “cps”. The gamma probe is lowered to the bottom of a drill hole and data is recorded as the tool is withdrawn up the hole. The current pulse is carried up a conductive cable and processed by a logging system computer which stores the raw gamma cps data.

Since the concentrations of these naturally occurring radio-elements vary between different rock types, natural gamma-ray logging provides an important tool for lithologic mapping and stratigraphic correlation. For example, in sedimentary rocks, sandstones can be easily distinguished from shales due to the low potassium content of the sandstones compared to the shales. However, the greatest value of the gamma ray log in uranium exploration is determining equivalent uranium grade.

Because there should be an equilibrium relationship between the daughter product and parent, it is possible to compute the quantity (concentration) of parent uranium (238U) and thorium (232Th) in the decay series by counting gamma rays from 214Bi and 208Tl respectively. If the gamma radiation emitted by the daughter products of uranium is in balance with the actual uranium content of the measured interval, then uranium grade can be calculated solely from the gamma intensity measurement.

Down hole cps data is subjected to a complex set of mathematical equations, taking into account the specific parameters of the probe used, speed of logging, size of bore hole, drilling fluids and presence or absence of and type of drill hole casing. The result is an indirect measurement of uranium content within the sphere of measurement of the gamma detector.

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The basis of the indirect uranium grade calculation (referred to as “eU3O8” for “equivalent U3O8”) is the sensitivity of the detector used in the probe which is the ratio of cps to known uranium grade and is referred to as the probe calibration factor. Each detector’s sensitivity is measured when it is first manufactured and is also periodically checked throughout the operating life of each probe against a known set of standard “test pits”, with various known grades of uranium mineralization located at the United States Department of Energy’s Grand Junction, Colorado office or through empirical calculations. In addition, certain boreholes (MTC51600-04) near the Dibwe East property are cased and the probes are periodically checked for any instrument drift. Application of the calibration factor, along with other probe correction factors, allows for immediate grade estimation in the field as each drill hole is logged.

10.5	CPS to Equivalent U3O8 Grade Conversion

An in-house developed computer program known as GAMLOG converts the measured counts per second of the gamma rays into an equivalent percent U3O8 (e% U3O8). GAMLOG is based on other “standard” grade calculation programs that have been developed over the years within the uranium industry using the Scott’s Algorithm developed in 1962.

10.6	Sampling

Sampling of the drill-holes for U3O8 content has been by the following methods:

•	Indirect Down-hole radiometric logging (discussed in Section 10.3 to 10.5),

•	Riffle splitting RC chips,

•	Half drill core.

10.6.1	RC Sampling

All percussion chips were collected via a cyclone and split on site at the time of drilling. The cuttings for each metre were put through a riffle splitter to give a notional 1.5 kg primary sample; a notional 1.5 kg field duplicate and, depending on the hammer size, a residual bulk sample of approximately 15-20 kg.

Approximately 10% of anomalous intercepts (more than twice background level of Counts Per Second as determined by a hand held scintillometer) in RC holes were selected for assay during 2012.

During the 2005-7 drilling approximately 1.5 kg primary samples representing anomalous intervals of RC holes that collapsed before they could be probed were also sent for pressed powder XRF analysis.

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10.6.2	Scintillometer Logging

All drill core and chips were systematically logged with a Terraplus RS-125 Gamma-Ray Spectrometer/Scintillometer, the data entered into DHLogger software and transferred to the Fusion database.

The general concept behind the scintillometer is similar to the gamma probe except the radiometric pulses are displayed on a scale and the respective count rates are recorded manually by the technician logging the core or chips. The hand-held scintillometer provides quantitative data only and cannot be used to calculate uranium grades; however, it does allow the geologist to identify uranium mineralization in the core and to select intervals for geochemical sampling.

Drill core was logged with two readings taken every 0.50 metres on each count with the results being averaged for analytical work.

10.6.3	Core Logging

Prior to core logging DH probe information is reviewed, with the major lithological contacts, structures and mineralised horizons being inferred from the Gamma readings. These inferences are then reviewed alongside the core.

Core is then measured and meter marked, with the core yard technician recording core recovery, longest piece and scintillometer readings.

Once core is marked-up, a geologist records the following information directly into DHLogger:

Lithology (major and minor):

•	Escarpment Grit Formation Package C g B boundary

•	Escarpment Grit Formation Package B g A boundary

•	Escarpment Grit Formation Package A g Madumabisa Mudstone boundary

•	Correlatable mudstone boundaries (in accordance with cross section information)

•	Other significant, unusual or potentially correlatable lithologies.

Alteration:

•	Identify zones of limonite, hematite and goethite by colour.

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Structure:

•	Alpha angles Most core is too broken to permit orientation marks and lines so the collection of beta angles (i.e. angle of rotation against a line running down the bottom of the hole is difficult – or not possible. Thus, record the alpha angles, i.e. the angle to the long core axis. Try to record at least one bedding plane per tray – as well as every measurable contact between the key lithologies.

Fault(s)

•	Other significant, unusual or potentially correlatable structures.

•	Mineralisation (in conjunction with WellCAD and Gamlog data)

•	Confirm/refute high grade zones (i.e. +700 cps) as indicated by the scint data.

•	Attempt to identify ore mineral species and habit.

•	Any other information or comments.

•	Core is then photographed wet and dry before being stacked in the core storage area.

10.7	Core Sampling

Pre 2009 core diameter is typically 76 mm. For zones selected for laboratory analyses, one half of the core will normally be used and the other half retained. The minimum length of core submitted is usually 0.2 metres and the maximum length per sample is 0.4 metres. During this phase of exploration the drill core was cut with a dry diamond blade to minimise core destruction and loss of uranium by flushing of water.

Post 2009 core was selectively sampled, to form a quantitative assessment of mineralization grade and associated elemental abundances, while the systematic and mineralogical samples are collected mainly for exploration purposes to determine patterns applicable to mineral exploration. These sampling types and approaches are typical for uranium exploration and definition drilling programs in the USA and Zambia.

Samples of drill core or reverse circulation drill chips are chosen by geologists in the field based on lithology, mineralization and radiometric data during core logging. These radiometric data are obtained by using a hand-held scintillometer and on the basis of downhole probing results.

Core diameter in the post 2009 drilling reduced to 61.1 mm. Denison obtains assays for all the cored sections through selected mineralized intervals. Any core registering over 100 ppm is flagged for splitting and sent to the lab for assay.

During the post 2009 exploration cores were selected for laboratory analyses, cores are split with a hand splitter with one half of the core normally being shipped to the laboratory and the other being half retained. The maximum length of core submitted is usually 0.5 m and the maximum length of chip sample is one meter.

Additional samples are collected above and below the horizons of interest in order to “close-off” sample intervals. Sample widths are selected according to radiometric values and lithologic breaks or changes. All reasonable efforts are made to ensure that splitting of the core or bulk chip samples are representative and that no significant sampling biases occur. Once the sample intervals are identified, an exclusive sample number is assigned to each interval and recorded by the on-site geologist.

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After the geological logging of the core or chips and the selection of representative samples, all of the remaining drill hole material is stored at site for future reference. Drill core is stored in metal trays where individual drill runs are identified with small wooden blocks, onto which the depth in meters is recorded. Reverse circulation drill chips are stored in numbered and tagged plastic bags. All samples, irrespective of type, are kept in buildings constructed for the purpose.

As standard procedure, field duplicates of reverse circulation drill chips are included in assay suites sent to the laboratory. Reference and blank, meaning unmineralized, samples are used to verify laboratory controls and analytical repeatability.

Grade determinations in mineralized rock, relies primarily on chemical assays of drill core. Given the high rate of core recovery within the mineralized zone, chemical assays are reliable. Locally, core can be broken and blocky, but recovery is generally good with an average overall 91% recovery.

10.8	Surveying

10.8.1	Collar Surveying

Pre 2009—All data collected prior to 2009 was collected using the UTM Coordinate: Arc 1950 Map Datum, Zone 35S. Historical survey control was completed by Datum Surveying Consultants, from Lusaka, Zambia. A high precision GPS system has been used for all recent work. The absolute elevation datum for the area is yet to be accurately determined. Until this datum is established, the elevation datum as estimated by the Denison DGPS system has been used. This datum is on average 8 m lower than the previously used historical datum. As a result all historical data has been adjusted in elevation to fit the current Denison datum.

Post 2009—The collar locations of drill holes are spotted on a grid and collar sites are surveyed by differential base station GPS using the WGS84 UTM zone 35S reference datum. To date and in general, drilling has been conducted on a nominal drill hole grid spacing of 200 m northeast-southwest by 100 m northwest-southeast.

The collar locations for drill holes are surveyed by differential base station GPS using the WGS84 UTM zone 35S reference datum. A Control Station has been established in the Mutanga Camp, coordinates are contained in Table 5.

Table 5. Base station coordinates.

Point ID	Easting	Northing	Height	Comment
DM1	659694.459	8194890.193	613.375	Mutanga Camp
DM2	659634.443	8194801.186	606.785	Mutanga Camp
DM3	653849.147	8185116.706	601.694	Dibwe Camp
DM4	653850.012	8185238.419	611.420	Dibwe Camp

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10.8.2	Down Hole Surveying

Historically, all holes were drilled vertically. No down hole survey data is available for historic drilling prior to OmegaCorp drilling campaigns. However, the amount of deviation is considered to be negligible because:

•	Hole diameters are relatively large indicating large diameter drill rods with limited flexibility;

•	Holes are relatively shallow with depths averaging 40m and ranging from 10 to 110 m; and

•	Bedding is relatively flat and rock competency low.

Omega drilling up until 2006 and Denison’s 2007-2008 drilling campaign consisted of diamond and reverse circulation drilling, predominately drilled vertically, along with some inclined holes. Limited checks on hole deviation demonstrated deviations of less than 2 degrees. All diamond holes were drilled at angles ranging from 55 to 80 degrees and at a number of azimuths although dominantly towards 135 or 315 degrees. Down hole survey measurements were taken using a single shot camera at 15 m down hole intervals.

10.9	Surface Topography Validation 2007

Digital topographic data was supplied by New Resolution Geophysics (NRG), based in South Africa. NRG completed an air borne helicopter geophysical survey in May 2006. As part of that survey topographic elevation points were generated on a 20 m x 20 m regular grid. This grid was extensive and covered the current resource areas adequately. For both the Mutanga and Dibwe mineral deposits the relevant portion of the topographic grid was extracted and converted into a digital wireframe surface. Due to the elevation datum change the wireframe topography surface was warped to fit the surveyed drill hole collar elevations of the OmegaCorp 2006 – 2007 data. All historical drill collars were then registered onto the “new” topographic surface and adjusted to fit precisely.

CSA recommend that a correct regional elevation be established for the area and a detailed photogrammetric aerial survey be flown over the project areas to produce surface contours to +/-0.5m accuracy. The resulting DTM could then be used to correct drill hole collar elevations. An accurate topography DTM will be required for the production of accurate infrastructure and other mining related plans.

10.10	True Thickness

Mineralisation at Mutanga has a shallow dip, as such the intersections from near vertical drilling can be considered to represent the true thickness of mineralisation.

The procedures employed during recent drilling are considered adequate to ensure that resulting data is suitable for consideration in Mineral Resource Estimation work.

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11	Sample Preparation, Analyses and Security

Diamond drill core and/or core chips from reverse circulation (RC) are photographed, logged, marked for sampling, split, bagged, and sealed for shipment by Denison Mines Zambia personnel at their field logging facility.

Summary information presented in this section is divided in to comment made in relation to sample preparation and analysis completed for sampling undertaken by Denison pre-2009 and that which was undertaken following the resumption of exploration activity in 2011.

11.1	Sample Preparation and Security

Pre-2009 Samples were transported in a dedicated truck from Zambia to Johannesburg, where Genalysis Laboratory Services (Genalysis) operates a dedicated sample preparation facility.

Sample preparation was carried out via a process of drying, crushing and milling of RC and diamond core samples. Crushers were cleaned with a silica rock (waste rock) after every sample. Milling was done in a ring and puck pulveriser and contamination was avoided by cleaning with compressed air and silica rock (waste rock) after every sample. With every batch of 40 samples one waste rock blank was assayed, to monitor contamination.

Following sample preparation, RC and diamond drilling campaign samples were shipped to Genalysis Laboratories’ Johannesburg (RSA) for preparation. Once prepared, the assay pulps were forwarded by Genalysis to its Perth, Australia assay laboratory where the samples were held in secure, quarantined storage.

Post-2009 sample preparation was undertaken at ALS Chemex. All electronic information is password protected and backed up on a daily basis. Electronic results are transmitted with additional security features. Access to ALS Chemex laboratories’ premises is restricted by an electronic security system. The facilities at the main lab are regularly patrolled by security guards 24 hours a day.

All received sample information is verified by sample receiving personnel: sample numbers, number of pails, sample type/matrix, condition of samples, request for analysis, etc. A sample receipt and sample list is then generated and e-mailed to the appropriate authorized personnel at Denison. If there are any discrepancies between the paperwork and samples received ALS notifies Denison.

After the samples are received, the following are done: log samples in the tracking system, weigh, dry, fine crush the entire sample to better than 70% -2 mm, split off up to 250 g and pulverize split to better than 85% passing 75 microns.

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After analysis, the analytical data are securely sent using electronic transmission of the results, by ALS Chemex to Denison. The electronic results are secured using WINZIP encryption and password protection. These results are provided as a series of Adobe PDF files containing the official analytical results and a Microsoft Excel spread sheet file containing only the analytical results.

11.2	Analytical Method

11.2.1	Pre -2009 Analysis method

Half core was sent to Genalysis Analytical Laboratories in Johannesburg, RSA for sample preparation. Pulps were sent to Perth, Australia for analysis at Genalysis’ laboratory by pressed powder XRF methods. This lab was, at the time of analysis, fully certified and accredited by Australian standards.

Genalysis is an accredited NATA (National Association of Testing Authorities, Australia) laboratory (Number 3244). Genalysis has been approved by AQIS (Australian Quarantine and Inspection Service) for the receipt and treatment of samples from interstate and overseas. Genalysis is an Associate Member of the Association of Mining and Exploration Companies Inc. and a Member of the Standards Association of Australia.

11.2.2	Post – 2009 Analysis method

Sample prep and analysis was undertaken at ALS Minerals in Johannesburg, South Africa, with analysis by the following methods:

ME-XRF05

A pressed pellet is prepared and analysed by wavelength dispersive XRF for the uranium elements, with a precision of + 10%.

Reportable limits for uranium is 4 ppm – 10, 000 ppm for this method.

ME-XRF10

This is an over the limit option, all elements by lithium borate 50:50 flux. This method has a precision of + or – 5%.

Reportable limits for uranium is 0.01 % to 15 % for this method.

ME-XRF10 is a better method for high level U than digestion and ICP finish.

11.3	Geophysical Probe Calibration QA-QC

Probe calibration was undertaken initially in the USA, using the Grand Junction DOE pits prior to delivery to site. Further periodic checks were undertaken using drill hole MTC51600-04 as a standard.

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If problems are detected in the probes in the test hole located at Mutanga then the equipment was sent back to the USA for repair and calibration.

11.4	Radiometric Logging Quality Assurance and Quality Control Measures

Drill hole logging is conducted by trained and dedicated personnel devoted solely to this task. The tools, and a complete set of spares, were manufactured by Mount Sopris Instrument Company in Golden, Colorado and were shipped to Zambia in 2007. Denison has retained the services of a senior geophysical consultant to oversee training, implementation, and quality control protocols with the Zambian logging personnel. All tools were checked and calibrated at the United States Department of Energy Uranium Calibration Pits in Grand Junction, Colorado, USA before being shipped to Zambia, and a variety of system checks and standards have also been established for routine checking and calibration of tools.

Drill hole logging data is stored on digital media in the logging truck at the exploration sites. The raw and converted logging data are periodically copied electronically to the Company’s Lusaka, Toronto, Saskatoon and Denver offices, where all data are checked and reviewed.

Operators were trained and supported by Denison consultants on a continuing basis. Denison’s policy at the Mutanga Project is for trained technicians to probe every drill hole immediately upon completion of drilling. Initially all holes were probed ‘open hole’ but local bad ground conditions and water flows necessitated probing be completed inside the drill string and, depending upon ground conditions, also in the open hole. Representative chips or core from the anomalous sections of holes that collapsed prior to down hole probing were sent for XRF analyses.

Fourteen holes were chosen to re-probe at the end of the season. There was a concern about radon and repeatability of the data. The following holes were selected for re-probing and re-processed; DMC1002, DMC1009, DMC1034, DMC1036, DMD1003, DMD1006, DMD1016, DMD1017, DMD1020, DMD1027, DMD1030, DMD1033, DMD1061, and DMD1077. In some cases it was not possible to re-probe the entire hole because a portion of the hole had collapsed. The data checks were good. Figure 27 shows a scatter diagram of the original probe data vs. the repeat data.

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Figure 27. Repeat Logging of selected Borehole Logs.

11.4.1	Radon

The probe logs were spot checked for “suspicious” radon responses. The criterion used was to look for large gamma spikes at the top of the fluid level and thick zones of increased high background, using a threshold of 100 cps. Much of the normal background was 60-100 cps, equivalent to ~0.001%. When holes were re-probed a comparison was made between the original and repeat data. Often with radon problems the amplitude and location of gamma anomalies can change over time as a combination of radon build up and dissipation. The drilling can flush out any radon with a change of fluid, but it can also release radon from the rock.

One drill hole DMD1061 did show an obvious problem with radon. The problem occurred above the fluid level and is a result of radon build up because the hole had been capped, but there is no evidence of radon build up below the water level. On the other drill holes the old and new data overlaid each other as shown in drill hole DMD1017 (this is a normal comparison. This hole was probed twice, once in October 2011 and again in December 2011 and the data is virtually the same). Based on these results radon is not a significant problem at Dibwe-Mutanga.

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Figure 28. Selected Borehole Logs Showing the Influence of Radon.

eU3O8 values are obtained with methods that are of industry standard and a review of QA/QC analysis suggests these to be robust for use in Mineral Resource Estimation.

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11.5	Comparison of gamma derived eU3O8 and Assay U3O8

11.5.1	Comparison of gamma derived eU3O8 and Assay Derived U3O8 Pre—2009

During the pre-2009 drilling campaigns at Mutanga and Dibwe, down-hole gamma logging was routinely undertaken at the completion of each hole, except in those holes which suffered wall cave-ins or where a high risk of tool loss was present.

Historical resource estimates for both Mutanga and Dibwe (pre-2006) relied to a large extent on historic chemical assay data, some of which could not be verified. Infill drilling (2007-2008) resulted in the drill hole database becoming significantly larger. Gamma probe derived eU3O8 was the dominant grade data medium at this time. No significant issues arose from this work and gamma probe data was considered valid for use in resource estimation work.

Prior to the decision to use gamma data for the 2009 resource estimations, a comparison was made between gamma data and corresponding QA/QC chemical assay data. At Mutanga, a total of 486 drill holes were used in the grade interpretation, comprising 240 recent holes with gamma data and 246 holes (largely historic holes) with assay data. A total of 339 recent chemical assays from 16 holes, along with 1,313 historical assays were available for comparison with gamma data.

At Dibwe, a total of 208 drill holes were used in the grade interpretation, comprising 149 recent holes with gamma data and 59 historical holes with assay data. 89 QA/QC chemical assays from 7 holes, along with 193 historical assays were available for comparison with gamma data.

Given this small sample population relative to gamma data, direct comparison on an interval-by-interval basis was not possible, not least because available assay data was not representative of all mineralised grade ranges (especially grade ranges >200 ppm) nor spatially representative of each mineral deposit. A more valid approach was to use the comparison of overall population statistics from all assay data and all gamma data, to assess the validity of gamma data for use in resource estimation. It was this approach that was adopted, and meaningful comparative results obtained.

11.5.2	Dibwe East MRE—2012

At an early stage in the evaluation of the Dibwe East mineral deposit Denison recognized discrepancies in grade x thickness (GT) values between eU3O8 derived from gamma logging and uranium grade from chemical assays of core over the same intervals. It was also noted that the discrepancy was variable in magnitude, not always in the same direction, unaffiliated to a specific grade range or depth and not restricted to oxidized vs. reduced sediments but globally for the mineral deposit amounted to a net loss of uranium of approximately 25% to 30%.

In general, being more mobile under oxidizing conditions, uranium tends to be leached from the oxidized parts of the deposit and re-deposited in more reducing parts. However its gamma emitting daughters tend to be less mobile in an oxidizing environment leading to a marked disequilibrium between uranium and its daughters with the oxidized facies being depleted in uranium relative to its daughters and the reduced facies often showing relative enrichment.

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There are several possible causes for the variation. They are:

•	Errors in the chemical analysis: including sampling errors, low core recovery, sample collection errors, sample preparation errors, analytical errors.

•	Errors in the gamma log estimates: calibration errors, calculation errors, probe drift over time.

•	Radon.

•	Secular disequilibrium between uranium and its daughter, Bi214 (used by the gamma logger to estimate uranium concentration).

•	Varying concentrations of other gamma emitters, most notably potassium contained in feldspar-bearing sandstones.

11.5.3	Validity of Radiometric Estimates of Grade and Grade Thickness

The following discussion describes the evaluation work on disequilibrium summarised in a December 2011 report commissioned by Denison (Sweet and McEwan, 2011) to examine the use of radiometric techniques to estimate grade. It compares radiometric results to those obtained by traditional chemical assay methods for 25 drill holes at Dibwe East. In addition, the study develops a correction factor (disequilibrium factor) for use in adjusting the radiometric results to match the chemical assay results. For the purposes of this study, the assumption was made that the chemical assays are correct, and that the radiometric (e.g. gamma) results must be adjusted to match the chemical assay grades and grade-thicknesses.

11.5.4	Summary of Results

With no corrections applied, the radiometric grade estimates were too high (Figure 29). If the radiometric data, i.e. uranium, is in equilibrium the data should match the line with a slope of 1, however there are other factors that may lead to lower slope values, including variable thorium or potassium.

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Figure 29. Scatter Graph of GTs for Radiometric uranium vs. XRF Composites.

The unadjusted radiometric data was reviewed in several ways, attempting to see if there was any correlation between the radiometric-chemical difference (factor) and various other factors including:

•	Depth down hole of composite.

•	Thickness of composite.

•	Grade of composite.

•	Alteration.

•	Zone.

These were grouped into deciles and then scatter diagrams were produced for a visual look at each of these and no apparent correlation was found except for the correlation between the composite thickness and the ratio of radiometric grade to chemical assay grade.

Varying chemical difference factors ranging from 67% to 73% were applied to the radiometric data and each set of adjusted data was considered separately with the total grade thickness for all intervals being calculated for each of the sets for both radiometric and chemical assay grades (Table 6).

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Table 6. Variations in probe vs. chemical assay

	Totals From Bottom of Individual Run Sheets						Least Squares Slopes and Intercepts
	Grade U3O8 ppm			Grade-Thickness			Grade U3O8 ppm		Grade- Thickness
	Rad	XRF	XRF / Rad	Rad	XRF	Rad / XRF	Slope	I’cept	Slope	I’cept
NoAdjust	92502	54882	0.59	290833	200097	1.45	0.51	43	0.73	76
DEq67	71708	64200	0.90	169202	169857	1.00	0.66	118	1.10	110
DEq68	73210	64864	0.89	173002	171340	1.01	0.66	114	1.08	105
DEq69	74653	64334	0.86	177194	173209	1.02	0.67	96	1.07	107
DEq70	75078	63990	0.85	180521	174353	1.04	0.67	89	1.05	104
DEq71	75245	63387	0.84	183968	175495	1.05	0.66	89	1.03	92
DEq72	75795	62903	0.83	188019	176905	1.06	0.66	85	1.01	91
DEq73	74309	61038	0.82	192017	178164	1.08	0.63	96	1.00	88
DEq70_BG50	69710	61249	0.88	161758	161349	1.00	0.64	126	1.06	85

Based on the above results it was found that applying a factor of 0.67 to the radiometric grade values yields a total composited grade-thickness estimate that almost exactly matches the total chemical assay grade-thickness estimate for the 25 drill holes considered (Figure 30).

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Figure 30. Scatter graph of GT’s for radiometric vs. XRF composites after disequilibrium correction.

To bolster confidence and to better quantify the disequilibrium ratio over the mineral deposit, additional chemical assaying should be undertaken that is not only representative of all grade ranges but also spatially representative. Full core analysis should be performed to help minimize core contamination degradation and possible mineral lost during handling splitting of the core.

The Dibwe East database is considered valid and acceptable for supporting resource estimation work.

11.6	Assay QA-QC

11.6.1	Pre 2009 QA-QC

A total of 91 samples underwent assaying at SGS for QA/QC analysis. These were submitted as two sample batches for analysis in May 2008 from the 2007-2008 drilling campaign. They included field duplicates, field standards, field blanks and laboratory standards.

The table below summarises the numbers of samples submitted and their proportion as percentages and ratios of the total number of assays submitted.

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Table 7. QA/QC Sample Breakdown.

QA/QC Sample/Assay Type	Number of Samples*	% of Total Samples	Ratio
SGS Standard Samples	11	0.83%	1:120
Omega Standard Samples	15	1.13%	1:88
Omega Blank Samples	3	2.86%	1:35
Omega Field Duplicate Samples	27	2.03%	1:50

*	QA/QC conducted on holes drilled in 2007-2008. Total number of samples from drill holes drilled in 2007-2008 was 1,327.

11.6.2	Field Duplicates

There is a reasonable correlation between primary samples and their duplicates submitted by Denison. There is a general trend towards the under reporting of duplicates relative to their primary value as can be seen from where the points plot relative to the x=y line. However, 93% of duplicate samples submitted were below 100ppm U3O8 and therefore, moderate and higher grades are not well represented.

Figure 31. Field Duplicate Scatter Plot

Three outliers lie significantly off the x=y line (Figure 31). All samples were taken from drill core and the effect may account for these outliers.

It should be noted that the duplicate dataset contains few samples and as such, conclusions from statistical comparison are somewhat limited, suffice to say there appears to be no significant issues with duplicate repeatability, although it was highly recommended that in future drilling campaigns the assay QA/QC database be significantly increased, to a ratio of 1:20 rather than 1:50 and that QA/QC samples are representative both of the grade distribution at each mineral deposit and that sampled material is spatially representative.

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11.6.3	Field Standards

Four field standards (low grade, medium grade, high grade and very high grade) were submitted to SGS for analysis as part of samples batches submitted in May 2008 from the 2007-2008 drilling, to assess the level of confidence that could be applied to returned assay data from samples submitted. These were Certified Reference Materials (CRM) of which expected values and 95% confidence limits (low, high) are listed in Table 8.

Table 8. List of Field Standards with Expected Values (U) and Action Limits

Name of Standard	Number of Samples	Expected Value (ppm)	Upper Action (ppm)	Lower Action (ppm)	Data
					Between Action Limits	Beyond Action Limits
UREM 3	5	439	455	423	40%	60%
UREM 4	4	100	115	85	100%	0%
UREM 5	5	775	792	756	0%	100%
UREM 6	5	1887	1925	1867	0%	100%
Total	19				32%	6%

UREM 3/SARM 23 is a moderate grade standard (expected value 439 ppm). The results of analysis suggested a trend towards over reporting of this standard. All five samples report over the expected value, with three outside of the action limits.

UREM 4/SARM 24 is a low grade standard (expected value 100 ppm). Four samples were submitted and all performed well, returning values within the action limits close to the expected value. This is the grade range for which most duplicates were submitted.

UREM 5/SARM 25 was a moderate to high grade standard with an expected value of 775 ppm. Four samples were submitted and all were above the 95 % upper action limit, assaying on average 10% above the certified value.

UREM 6/SARM 26 (expected value 1,887 ppm) also performed poorly. Five samples of this standard were submitted and four over-reported above the 95 % upper action limit and one underreported significantly by over 10%.

Control plots were plotted against Batch ID and therefore time. In cases where cyclical patterns of assays against Time can be seen in control plots for standards, it can commonly be attributed to analytical drift where assays report closer to their expected values when the analytical equipment is re-calibrated and drift further from their true values between calibrations. However, without consultation with the laboratory addressing the reasons for cyclicity, this cannot be confirmed.

It was recommended by CSA at the time that assay QA/QC should be monitored on an ongoing basis and any cyclicity evident in the data should be investigated with the laboratory.

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Table 9. List of Laboratory Standards with Expected Values and Action Limits

Name of Standard	Number of Samples	Expected Value (ppm)	Upper Action (ppm)	Lower Action (ppm)	Data
					Between Action Limits	Beyond Action Limits
UREM 3	2	439	455	423	0%	100%
UREM 4	2	100	115	85	50%	50%
UREM 5	2	775	792	756	0%	100%
UREM 6	1	1887	1925	1867	0%	100%
Total	7				10%	90%

11.7	QA-QC Conclusions pre—2009

Conclusions from the assay QA/QC analysis of the 2007-2008 drilling campaign were:

•	Blanks submitted by Denison all performed very well with all samples reporting below detection. This suggests that field sampling methods and contamination-limiting procedures at SGS were adequate.

•	Results from the submission of external field standards were mixed. On average, two out of every three samples reported within ±10% of their expected values. The aim should have been to increase this number in future drilling campaigns and to closely monitor the results.

•	Results from internal standards (UREM standards) were poor overall. Six out of seven standards reported within ±10% of their certified values, but the average percentage error was 11% outside the expected value.

•	Although not available at the time the QA/QC review was completed, at the time of reporting in 2009, spread sheet data for additional internal laboratory standard reference material, blanks and duplicate samples was received and reviewed. This data suggested internal laboratory QA/QC practises to be adequate. Ongoing monitoring of internal laboratory control alongside external control was highly recommended as part of future drilling programs and should be implemented as a matter of course. A set of pulp duplicates should be submitted to an umpire laboratory which can then be analysed alongside SGS samples, also testing laboratory precision.

•	The number of QA/QC samples submitted overall was low and it was advisable that in future drilling campaigns, this number should be increased to be more representative. It was advised that, as a matter of course, QA/QC data should be analysed concurrently with drilling. By doing this, if issues arise, it allows for the laboratory to be consulted, samples re-assayed and procedures reviewed if necessary, resulting in problems being resolved at the time and prevented for the rest of the campaign.

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11.8	Post 2009 Assay QA-QC

11.8.1	Overview

Quality control samples (reference materials, blanks and duplicates) were included with each analytical run, based on the rack sizes associated with the method. The rack size is the number of samples including QC samples within a batch. The blank is inserted at the beginning, standards are inserted at random intervals, and duplicates are analysed at the end of the batch. Quality control samples are inserted based on the following rack sizes specific to the method (Table 10):

Table 10. Quality Control Samples Allocations

Rack Size	Methods	Quality Control Sample Allocation
20	Specialty methods including specific gravity, bulk density, and acid insolubility	2 standards, 1 duplicate, 1 blank
28	Specialty fire assay, assay-grade, umpire and concentrate methods	1 standard, 1 duplicate, 1 blank
40	Regular AAS, ICP-AES and ICP-MS methods	2 standards, 1 duplicate, 1 blank
84	Regular fire assay methods	2 standards, 3 duplicates, 1 blank

If necessary additional quality control samples above the minimum specifications may be included. All data gathered for quality control samples – blanks, duplicates and reference materials – are automatically captured, sorted and retained in the QC Database, and sent to ALS Chemex South Africa (Pty) Ltd for analysis.

11.8.2	Analysis of QA-QC Data

Quality Control Limits for reference materials and duplicate analyses are established according to the precision and accuracy requirements of the particular method. Data outside control limits are identified, investigated and the required corrective action is taken. Quality control within laboratories is monitored with the aid of quality control charts, external and internal proficiency tests as well as regular staff feedback through regular meetings.

ALS Chemex expects to achieve a precision and accuracy of + 10% (of the concentration) ±1 Detection Limit (DL) for duplicate analyses, in-house standards and client submitted standards, when conducting routine geochemical analyses. These limits apply at, or greater than, fifty times the limit of detection. For samples containing coarse gold, native silver or copper, precision limits on duplicate analyses can exceed + 10% (of the concentration).

ALS Chemex have investigated and resolved queries regarding analytical results. When analysis fails to meet client specifications, reanalysis is conducted. If the new dataset fails to meet the tolerances stated above, ALS Chemex will bear the full cost of re-analysis. If the new dataset meets the above stated tolerances, then ALS Chemex reserves the right to charge for the full cost of re-analysis.

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11.8.3	Assay Precision

Analytical standards are used to monitor analytical precision and accuracy, and field standards are used as an independent monitor of laboratory performance. Six uranium assay standards have been prepared for use in monitoring the accuracy and precision of uranium assays received from the laboratory. During sample processing, the appropriate standard grade is determined, and an aliquot of the appropriate standard is inserted into the analytical stream for each batch of materials assayed.

Denison used standards provided by ALS Chemex for uranium assays. ALS Chemex standards are added to the sample groups by ALS Chemex personnel, using the standards appropriate for each group. As well, for each assay group, an aliquot of Denison blank material is also included in the sample run. In a run of twenty samples, at least one will consist of an ALS Chemex Standard and one will consist of a Denison Blank. The precision for analyses is acceptable, and for the most part the accuracy of the analyses, for the six referenced standards and blank used, is within industry acceptability. The low point during November was due to a “blank” value being mislabelled as a “field standard”.

CSA conducted checks on QA/QC data and plotted returned standard assays against the certified values, as well as plotting duplicates against original samples for comparison.

Standard ID	Element	Method	Expected Value (ppm)
AMIS0029	U	XRF	890
AMIS0054	U	XRF	1472
AMIS0096	U	XRF	137
AMIS0097	U	XRF	543
AMIS0098	U	XRF	848
AMIS0114	U	XRF	550
SARM-98	U	XRF	205
UREM3	U	XRF	439
UREM4	U	XRF	100

Table 11. Standard Reference Material

For the next drilling program, it is recommended that Standard Reference Materials (SRM) at different grade levels be obtained and inserted into the sample stream by Denison personnel rather than the primary laboratory personnel.

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Figure 32. AMIS0098 Field Standard Assay.

Figure 33. ALS Chemex Standard Assay.

Field Duplicates (Figures 34 and 35) are a mandatory component of quality control. Field duplicates are used to evaluate the field precision of analyses received, and are typically controlled by rock heterogeniety and sampling practices. Duplicates are prepared by collecting a second sample of the same material, through splitting the original sample, or other, similar technique, and submitted as an independent sample. When implemented, duplicates should be collected at a minimum rate of 1 per 20 samples in order to obtain a collection rate of 3-5%. The collection may be further tailored to reflect field variation in specific rock types or horizons.

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Figure 34. Field Duplicate Assay. is a plot of field duplicates against original assays and shows acceptable results.

Figure 35. ALS Minerals Duplicate Assays. is a plot of ALS Chemex laboratory duplicates against original assays and also shows acceptable results.

Figure 34. Field Duplicate Assay.

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Figure 35. ALS Minerals Duplicate Assays.

11.8.4	Blanks

Denison employs a lithological blank composed of silica sand to monitor the potential for contamination during sampling, processing and analysis. The selected blank consists of a material that is completely void of U3O8. Other than a few outliers, field blanks showed very little variation with assay values typically less than 4 ppm.

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Figure 36. Field Assay Blanks.

11.8.5	Third Party Umpire Laboratory—Assay Bias

Denison Mines Zambia Limited sent one in every 25 samples as duplicates to a secondary laboratory, the Setpoint Laboratory located in Johannesburg, South Africa to compare the assay values with those from the primary lab, ALS Chemex, as a check. Figure 37 shows the Setpoint results plotted against the ALS Chemex results. The Setpoint assays values appear to be approximately 15% higher than the ALS Chemex results. Two assay values lying along the x axis and the y axis respectively could be sample mix-ups.

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Figure 37. ALS Chemex Minerals vs. Set Point Laboratory U Assay Values.

11.9	QA/QC Analysis Summary

In order to validate the use of gamma data in resource estimation, sampling of drill core was completed and sent for chemical assay. QP review of the Denison QA/QC concludes:

•	The River sand blank used by Denison performed adequately. The majority (73 per cent) of samples analysed returned below detection limit values; however towards the end of the campaign there were some anomalous samples that reported higher than expected.

•	Results from internal standards were acceptable. The AMIS standards performance was acceptable with the majority of samples reporting within acceptable limits for each standard, there were some instances that reported below expected values and a tendency to under report relative to the recommended mean values for AMIS0029, AMIS0096, AMIS0097 and AMIS0114. UREM standard performance was poor; UREM3 and UREM4 averaged approx. 25 per cent below the expected value for both standards, with the expected values for UREM6 and UREM7 not available.

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•	Laboratory QA/QC performance was good with each of the standards and BLANK reporting within the expected values, or within acceptable tolerances. Laboratory duplicates have performed well with no issues. ALS has been used as a second laboratory for umpire sampling. A total of 187 umpire samples have been sent for analysis. There is slight bias toward higher values from the ALS result. The data provided suggests adequate internal laboratory QA/QC practices.

•	There were 167 filed duplicate samples taken at a ratio of 1:17 samples. This ratio of QA/QC sampling is adequate and meets the 1:20 that is required. Standards were inserted at approx. 1:20 which is adequate for purpose.

The author is satisfied that the quality of sampling and assay analysis completed is of a standard acceptable for this mineral resource estimate.

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12	Data Verification

12.1	Data review 2009

In 2009 CSA completed validation of the Denison data prior to undertaking MRE work. The results are summarised below, for full details the reader is referred to the 2009 Technical Report.

A review of Uranium Exploration Protocols used by Denison staff was undertaken. CSA considered the protocols to be appropriate and to industry standard. These included:

•	Quality Control Procedures.

•	Processes for Determining Uranium Content by Gamma Logging.

•	Core Sampling, Processing and Assaying.

Additionally, CSA undertook the following data reviews and validations as part of the Mutanga and Dibwe 2009 mineral resource estimate.

•	Quality Assurance and Quality Control.

•	Survey control.

•	Drill hole location.

•	Down hole Surveys.

•	Surface topography validation 2007.

•	Drill hole recovery.

12.2	Data review 2012

CSA have completed the following as part of the 2012 Denison mineral resource estimate.

12.2.1	Site Visit

In 2013 Malcolm Titley, Principal Geologist, CSA Global visited the Mutanga site. Summary information relating to this inspection of the property is contained in Section 2.3.

12.2.2	Laboratory Assay Database Checks

Denison carried out a check of the digital database used for resource estimation by verifying the resource database against original assay data received from the assay laboratory. The entire digital assay database was verified. Denison concluded that the assay database was of sufficient quality for resource estimation.

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CSA undertook a validation review of the database supplied by Denison for data collected following the resumption of exploration activity in 2010, until the completion of drilling activities in 2012. The laboratories own assay checks were not available at the time of review. Denison supplied its own QA/QC checks on the laboratory data in the form of certified reference material.

The assay database consisted of 40 batches of assay data, the batches contained original drill hole samples quality control samples and standard samples. Field duplicates were taken at a ratio of 1:22, standards were used at a ratio of 1:11.

Table 12. Quality Control Samples

Sample Types	Count of Samples
No. of Batches	40
No. of DH Samples	2,899
No. of QC Samples	167
No. of Standard Samples	510
Total No. of Samples	3,566

The results for blanks, standards and laboratory checks for uranium in the 40 batches are good and the checks show that the results from the laboratory are within the acceptable limits. The variable results for the original filed samples against the duplicate field samples are within acceptable limits (Figure 38).

Figure 38. Scatter plot of original field sample Vs. Duplicate field sample

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12.2.3	Sample Recovery

A high rate of core recovery within the mineralized zone has been observed by Denison, who comment that average core recovery of samples contained in the database is 91%

CSA has reviewed core recovery data in the project database provided in 2013. Of the 12,270 intervals recorded, 1,848 have recovery values which exceed 100% and should therefore be investigated as these may represent transcription error or errors in the database formulas used to determine core recovery. In addition, 217 intervals do not contain data for recovery.

Following review, and with the >100% recovery values and blanks removed, CSA arrives at an average core recovery of 89% which compares favourably with that reported by Denison, and is considered adequate.

CSA comments that there appears to be a relationship between recovery and depth, with intervals of higher recovery recorded with increase in depth. Lower recovery zones near-surface correspond to less consolidated material in the upper horizons.

12.2.4	Gamma vs. chemical assay check

Denison undertook their mineral resource estimate using an equivalent U3O8 (eU3O8) derived from a regression determined by Denison (“Scotts”). CSA undertook a statistical review comparing the available input assay data against the output eU3O8 used in the MRE. Compositing both to 1 metre intervals (gamma data was typically collected at 10 cm lengths) a total of 1,485 data pairs were available for the review.

Figure 39 below shows probability plots and histogram overlays of the 1 m data. Typical population statistics were also used to compare the datasets, including correlation plots, box-plots and comparing mean across the percentiles.

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Figure 39. Histogram and probability plots comparing eU3O8 (blue) against U3O8 (red).

The U3O8 vs. eU3O8 relationship was reviewed at a variety of grade cut-offs. This was achieved by generating 3m composites for assay and gamma data pairs at a selection of grade cut-offs using the CompSE process in Datamine. An interval length of 3 meter was chosen to take into account the selectivity that can be achieved using anticipated mining methods. The grade cut-offs selected are shown in Table 13 and Figures 40 and 41 along the x-axis. The CompSE process iteratively determines the optimum grade of each composite including a predefined limit of internal dilution (2 meters) by selecting samples either up or down hole.

The following comparisons were made between U3O8 and eU3O8 at each cut-off:

1.	Average grade : U3O8 ppm vs. eU3O8 ppm.

2.	Total length: the sum of the lengths of samples selected by the CompSE process.

3.	‘Metal’ contained : contained metal as the sum of sample grade multiplied by sample length.

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Table 13. Table of summary stats comparing eU3O8 against eU3O8 at a variety of grade cut-offs

Cut-Off (ppm)	Length (m)	Metal	U3O8 ppm
50	13%	12%	-12%
75	2%	-2%	-6%
100	2%	-3%	-7%
125	0%	-6%	-6%
150	-4%	-11%	-4%
175	-10%	-19%	1%
200	-3%	-11%	-4%
225	-5%	-13%	-3%
250	-2%	-9%	-5%
275	-4%	-12%	-4%
300	-8%	-17%	-1%
Grand Total	1%	-6%	-7%

Figure 40. Average Grade (ppm) and contained ‘Metal’ for eU3O8 & eU3O8 at a variety of cut-offs.

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Figure 41. Contained ‘Metal’ and Total Composite length for eU3O8 & eU3O8 at a variety of cut-offs.

CSA consider the correlation between the 2 data sets to be adequate for use in an inferred resource estimate. Some additional analysis is recommended to understand the potential disequilibrium effects and impact on the gamma equivalent uranium grade.

12.2.5	Grid System Transform

Collars were provided in two csv files (zamdmc_dhd_collar.csv and mut_dhd_collar.csv). The coordinates were provided in WGS 84 UTM Zone 35S. These coordinates were transformed using Franson CoordTrans v2.3™ to ARC 1950 UTM Zone 35S so that the positions of the holes could be compared with previous coordinates that were supplied in ARC 1950.

12.2.6	Database Data Validation

The list below includes examples of validations and checks carried out in the data validation process for each database table:

•	Collar table: Incorrect co-ordinates (not within known range), duplicate holes. No collar pick up method is recorded in the database, but it is believed that collar coordinates were captured using RTK GPS.

•	Survey table: Duplicate entries, survey intervals past the specified maximum depth in the collar table, overlapping intervals, abnormal dips and azimuths

•	Geotech table: Core recoveries greater than 110% or less than 0% and RQDs greater than 100% or less than 0%, overlapping intervals, missing collar data, negative widths, geotech results past the specified maximum depth in the collar table

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•	Geophysics table: Duplicate entries, entries past the specified maximum depth in the collar table, missing collar data, missing intervals.

•	Lithology, Alteration, Colour and Stratigraphy tables: Duplicate entries, lithological intervals past the specified maximum depth in the collar table, overlapping intervals, negative widths, missing collar data, missing intervals, correct logging codes

•	Sampling table: Duplicate entries, sampling intervals past the specified maximum depth in the collar table, negative widths, overlapping intervals, sampling widths exceeding tolerance levels, missing collar data, missing intervals, duplicated sample ID’s

•	Assay table: Missing samples (assay results received, but no samples in database), missing analyses (incomplete or missing assay results)

•	QA/QC material: A QA/QC report is generated in which results of the standards (CRMs), blanks and duplicates are reviewed (including client QA/QC material and lab checks where applicable).

•	Grade tables: The grade tables contain calculated values. Calculation of these values are compared and reviewed.

Database Data Validation Comments

No significant issues were identified during the database validation review. CSA considered the data provided to be suitable for inclusion in the Mineral Resource Estimate.

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13	Mineral Processing and Metallurgical Testing

13.1	Mutanga

Bench scale test work was carried out by Denison at SGS Ore Test Lakefield in Perth, Western Australia in 2007. The test program was developed to:

•	develop the optimal leach parameters;

•	establish grindability characteristics of the plant feed;

•	establish downstream process performance, e.g. settling and filtration assessments; and

•	establish ion exchange performance

The test material consisted of drill core samples from the Mutanga and Dibwe mineral deposits.

Samples consist of PQ3 (83.0 mm) or HQ3 (61.1 mm) diameter drill core. The net weight of the core despatched was 7,826kg, comprised of 5,851.4 kg from Mutanga (including 1,262kg waste for pilot plant commissioning) and 1,975kg from Dibwe.

Mutanga samples were collected in October 2006 and were either full core or cut for sampling (either a 1 cm sliver sample or half core). Dibwe samples were collected between October – December 2007 and were full PQ3 or HQ3 core.

Metallurgical testing showed the material to be amenable to environmentally friendly alkali leaching at coarse grinds with rejection of barren scats from the grinding circuit. The results of the test work were favourable and indicated that U3O8 recoveries above 85% could be achieved through an alkali leach process at elevated temperatures, followed by solid-liquid separation and ion-exchange to produce a uranium concentrate.

Test work investigating the potential of acid heap leach is also in progress as an alternate processing methodology.

13.2	Dibwe East

The following summary information has been summarised from a report prepared by Mintek, Randburg, South Africa (November, 2012) titled “Preliminary Metallurgical Testwork on Dibwe East Deposit Drill Core Samples”.

Denison supplied Mintek with 18 drill core samples, which were sourced from three different zones of the Dibwe East uranium-bearing mineral deposit, for metallurgical testing. The testwork included head sample characterization and preliminary bottle roll leach tests.

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The samples averaged 275 ppm U3O8 for Zone 1, 438 ppm U3O8 for Zone 2 and 1043 ppm U3O8 for Zone 3, yielding an average grade of 586 ppm U3O8. This is higher than the grades of the Mutanga (237 ppm U3O8) and Dibwe (247 ppm U3O8) mineral deposits.

In Zones 1 and 2, uranium occurs mainly as U-phosphate and UAlSi-phosphate, with uranium as autunite, coffinite, Ti-coffinite, uraninite, U-phosphate and UAlSi-phosphate in Zone 3. The samples show similar bulk mineralogical compositions, e.g. gangue minerals are dominated by albite, kaolinite, microcline, muscovite and quartz, as determined by X-ray diffraction (XRD), but with varying proportions.

Bottle roll leach tests yielded averaged uranium extractions of 85% (Zone 1), 88% (Zone 2) and 81% (Zone 3) on 100% passing 25 mm crushed ore samples, which are comparable to results achieved for Mutanga (85%) and higher than those obtained at Dibwe (75%).

Leaching of fine milled material on 6 of the drill core samples achieved similar uranium extractions as for the -25 mm samples, except in the case of two samples (B4 and B5) which yielded higher extractions for the fine-milled material, e.g. B4: 96% (fine-milled) vs. 70% (-25 mm), and B5: 72% (fine-milled) vs. 62% (-25 mm). Thus, it seems that the uranium-bearing minerals of the Dibwe East samples are reasonably accessible to leaching at a crush size of -25 mm.

Similar acid consumptions, ranging from 2 kg/t to 6.5 kg/t, were obtained for the samples from Zones 1 and 2. Zone 3’s acid consumptions range from 5 kg/t to 9 kg/t for some samples and up to 39 kg/t for others, with the higher acid consumption in all likelihood as a result of carbonate present in the latter samples.

Analcime (Na(Si2Al)O6·H2O), an acid consuming mineral, was also found to be present in one of the latter samples (B17). The average acid consumption of 10 kg/t for the Dibwe East samples is comparable to that of Dibwe (12 kg/t); both being higher than for Mutanga (2.3 kg/t).

Acid (only) and acidic, ferric leaching (at a solution potential of 550 mV vs. 3 M KCl, Ag/AgCl) yielded similar extents of uranium extraction. For example, for Zone 1, B2: 98% (acid only and acidic, ferric), B4: 96% (acid only) vs. 95% (acidic, ferric), for Zone 2, B5: 72% (acid only and acidic, ferric), B13: 95% (acid only and acidic, ferric), and for Zone 3, B10: 89% (acid only) vs. 91% (acidic, ferric), B17: 95% (acid only) vs. 96% (acid ferric).

13.3	Heap Leach Testwork – Mutanga and Dibwe Samples

The following is summarised from information provided in a report prepared by Mintek Randburg, South Africa (May, 2013) titled “Heap Leach Feasibility Testwork on Mutanga and Dibwe Ores”.

Denison submitted to Mintek 1,170 kg and 1,400 kg of diamond drill core samples from the Mutanga and Dibwe uranium ore deposits respectively. The drill cores were divided into groups according to the production periods planned for the two ore bodies. These were referred to as variability samples.

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Composite samples were also prepared. Chemical head assays showed uranium contents (as U) of 200 ppm and 210 ppm for the Mutanga and Dibwe composite ores.

Both ores were composed of mainly silica (86%) and alumina (8%) which are known to exhibit low reactivity to acid media. Iron at between 1.3 and 1.9% was found to be the main impurity in both ores.

A summary of testwork is given below;

•	At a crush size of 100% <25mm, both ore types could be stacked to a height of 6m and still be permeable to reagent (lixiviant) at an application rate of 10 L/m2/h.

•	Bottle roll tests indicated that uranium extraction rates for Mutanga ore are reasonable, with final acid consumption of 3kg/t could be leached within 3 weeks yielding extraction of 88%.

•	The optimum conditions to leach the Mutanga ore were concluded to be the addition of 2.5 kg of concentrated sulphuric acid per ton of dry ore during agglomeration, three days curing time and irrigation of the ore with 3 g/L acid solution at an irrigation rate of 6 L/m2/h.

•	The Dibwe composite sample exhibited higher acid consumption (12.3 kg/t) and required a longer period of time (80 days) for completion of the leach cycle. A maximum uranium extraction of 79% was achieved for the Dibwe ore.

•	The Dibwe sample was agglomerated with 10 kg/t of acid, followed by a curing period of 7 days and was then irrigation using leach solution containing of 3 g/L acid at an application rate of 15 L/m2/h. Under these conditions, the uranium extraction was improved such that a maximum extraction of 82% was achieved, most of it in less than two weeks.

•	The acid consumptions expressed in terms of kg acid consumed per pound of U3O8 extracted for the Mutanga and Dibwe ores were 3.7 kg/lb and 37.3 kg/lb respectively.

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14	Mineral Resource Estimates

14.1	Introduction

Subsequent to the historical Mineral Resource Estimates for the Mutanga Uranium Project, tabulated in Table 1, Section 6.3, CSA prepared Mineral Resource Estimate updates for Mutanga, Mutanga Extensions, Mutanga East, Mutanga West and Dibwe in 2008. This work is documented in the 2009 Technical Report filed on Sedar, to which the reader is referred.

Following a review of recent exploration activity completed over the project since exploration activities resumed in 2011, additional drilling completed over the mineral deposits for which Mineral Resources were estimated in 2008 is not considered material to the Mineral Resources such that any estimation updates would materially change in tonnage or grade. CSA considers the Mineral Resources documented in the 2009 report to remain current.

Recent drilling activity completed by Denison over the Dibwe East deposit since 2011 has resulted in a maiden Mineral Resource Estimate and a technical report being prepared for Dibwe East by Denison and Roscoe Postle Associates. The result was two technical reports covering different deposits on the Mutanga property, prompting a complaint from the Ontario Securities Commission, as technical reports should cover all mineral deposits on a property. To correct the issue, all mineral resource estimates are reported again herein and Malcom Titley of CSA, an independent QP, has accepted responsibility for all of them. No changes have been made to any of the estimates covered by the previous two reports.

The data, interpretation, assumptions and parameters used in the Dibwe East mineral resource estimate have been reviewed and validated by CSA to enable the QP to sign-off on the Mineral Resource Estimate in this Technical Report and one technical report now covers all of the uranium deposits on the property.

In the following sections, the Mineral Resource Estimates for Mutanga and Dibwe completed by CSA and that remain current, are summarised from the information contained in the 2009 Technical Report. Subsequent sections detail the 2012 Mineral Resource Estimate for Dibwe East, completed by Denison, and contains information relating to the data review and validation completed by CSA such that the QP takes responsibility for this Mineral Resource Estimate.

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Table 14. CIM compliant Mineral Resource Estimates for the Mutanga Uranium Project (disclosed in 2009 and which remain current in 2013)

	U3O8 Lower Cut-off (ppm)	Measured			Indicated			Inferred
Deposit		Tonnes (Mt)	U3O8 (ppm)	U3O8 (Mlbs)	Tonnes (Mt)	U3O8 (ppm)	U3O8 (Mlbs)	Tonnes (Mt)	U3O8 (ppm)	U3O8 (Mlbs)
Mutanga	100	1.88	481	1.99	8.4	314	5.82	7.2	206	3.3
Mutanga Ext*	200							0.5	340	0.4
Mutanga East*	200							0.2	320	0.1
Mutanga West*	200							0.5	340	0.4
Dibwe	100				—	—	—	17.0	234	9.0
Total		1.88	481	1.99	8.4	344	5.82	25.4	231	13.2

14.2	Mutanga and Dibwe Mineral Resource Estimates (2009)

14.2.1	Input Data

The 2008 database for the project contained historical data collected by AGIP as well as drilling data collected by OmegaCorp and Denison between 2007 and 2008. This database was provided to CSA as Excel files which were loaded in to Micromine software and validated prior to Mineral Resource Estimation work.

The types of drilling data available for use in modelling and resource estimation are presented in Table 15. The drilling data used to complete the grade estimations, being mineralised drill holes from the 2007-2008 drilling campaign and earlier drilling where it could be validated, is tabulated in Table 16.

Table 15. Drilling contained in the 2008 project database

Deposit	Hole- Prefix	Holes	Drilled (m)	Company	Comments
Mutanga	DD	65	6,909	AGIP	Diamond holes
	MR	11	650	Omega	2005 Twinned Diamond Holes
	SWD	83	974	AGIP	Short Wagon Percussion Holes
	MWD	124	7,238	AGIP	Wagon Percussion Holes
	MRC	71	2,052	Omega	2006 RC holes
	MTDH	12	466	Omega	2006 PQ Metallurgical Diamond Holes
	MDH	16	1,002	Omega	2006 HQ and PQ Geological Diamond
	MTC	211	11,494	Denison	2007-08 infill RC holes
	MTD	217	12,513	Denison	2007-08 infill Diamond Holes
	MGSC	28	1032	Denison	2007-2008 Geostatistical RC holes

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Deposit	Hole- Prefix	Holes	Drilled (m)	Company	Comments
	MGSD	16	566	Denison	2007-2008 Geostatistical Diamond holes
Sub-Total		854	44,896
Dibwe	DDH	40	5,255	AGIP	Diamond holes
	DWD	134	13,400	AGIP	Wagon Percussion (depths assumed to
	RMD	25	3,805	GSZ	Regional Diamond Drill holes (depths not
	DRC	25	1,362	Omega	2006 RC holes
	DWRC	8	608	Dibwe	West Omega 2006 RC holes (not used for
	DBC	89	5,547	Denison	2007-2008 infill RC holes
	DBD	165	14,492	Denison	2007-2008 infill Diamond holes
Sub-Total		486	44,470
TOTAL		1340	89,366

Table 16. Drilling subset used in Mineral Resource Estimations in 2008

Deposit	Hole Prefix	Holes	Metres Drilled	XRF assays		Gamma Readings
				Num	m	Holes	Records*
Mutanga	MTC	211	11,494	23	526	193	93,400
	MTD	217	12,513	21	468	206	10,864
	MGSCC	28	1032	0	0	28	9,601
	MGSD	16	566	0	0	15	4,707
Sub-Total		472	25,606	44	992	442	118,572
Dibwe	DBC	89	5,547	12	260	84	40,221
	DBD	165	14,492	6	73	159	31,827
Sub-Total		254	20,040	18	343	243	72,048
TOTAL		726	45,645			685	190,610

*	Composited 1m gamma records

14.2.2	Database Validation—Micromine

Collar, down-hole gamma data, chemical assay data and survey data was converted from excel spread sheets to .csv file format and imported into Micromine software.

A significant number of holes were found to plot incorrectly on the cross sections to which they were assigned. It was found that some holes had collar coordinates generated via hand-held GPS rather than via the more accurate DGPS. All GPS surveyed collar holes were re-surveyed on-site via DGPS and the database updated accordingly.

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Table 17. GPS Surveyed Holes Re-surveyed by DGPS

Deposit	No of new holes	No of holes requiring resurvey	No of holes re- surveyed
Mutanga	472	24	54	*
Dibwe	249	74	102	*
Mutanga & Dibwe	721	98	213	**

*	In addition to those holes requiring re-survey due to GPS inaccuracies, additional holes were selected by Denison validation purposes.
**	In addition to those holes from Mutanga and Dibwe that were re-surveyed, additional holes drilled outside of these resource areas were also the subject of re-surveying activities.

Several holes had conflicting end of holes depths when comparing gamma data and collar data. Where these issues could not be resolved, the holes in question were flagged in the database, used in the grade interpretation stage but removed from the final resource estimation dataset. A total of 3/472 holes were flagged in the database.

Following re-surveying, all holes were checked in 3D and on cross section. Several holes were found to plot incorrectly. Where these discrepancies could not be resolved, these holes and all data pertaining to them were removed from the final resource estimation dataset. A total of 14/472 additional holes were removed from the final resource estimation dataset.

14.2.3	Geological Interpretation

Mutanga

The Mutanga mineral deposit contains five mineralised zones; four of these zones were identified during MRE work in 2006, with the fifth being identified following 2007-2008 drilling.

Mineralised zones, based on mineralisation greater than 100 ppm eU3O8, were digitised in 2D cross-section. The interpretation was in some cases extrapolated across “barren” holes to maintain geological continuity. Generally mineralised intervals of greater than 1 m were included in the interpretation. At the margins of mineralisation the wireframes were extended half the drill spacing, or at the edge of drilling by 50 m. 2D digitised strings were joined in 3D to create wireframes and were validated to ensure that wireframes were closed and that there were no over lapping triangles.

The zones are fault bounded and have been identified by a MIN code during geological modelling, listed below;

•	MIN 1 – West boundary zone, bounded by fault or fracture zones trending NNE. Outcrops on western edge of the Mutanga escarpment.

•	MIN 2 – Upper near surface zone of mineralisation. Outcrops along Mutanga escarpment. Gentle dip to SSE, bounded to the south by inferred NE trending fault or fracture zone.

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•	MIN 3 – Deepest zone. Down-thrown mineralisation, trending NE. Bounded by two NE trending steep fault or fracture zones.

•	MIN 4 – Near surface mineralisation, trending NE. Bounded by two NE trending steep fault or fracture zones.

•	MIN 5 – Sub-horizontal zone of mineralisation, below MIN4. Bounded by two NE trending steep fault zones.

Dibwe

The mineralisation at Dibwe was defined in the same manner as was undertaken at Mutanga, summarised above. Drilling information from 2007-2008 resulted in an improvement in the mineralised model for Dibwe, as there was some uncertainty regarding the location of mineralisation during the previous 2006 interpretation.

The mineralised zones at Dibwe appeared to be more closely related to stratigraphic control with minor faulting or fracture related features occurring in the central zone. As a result the Dibwe mineralisation envelope is thinner than Mutanga with an average thickness of around 3-5 metres.

As in December 2006, three sets of fault bounded zones were digitised and coded to differentiate the zones:

•	NW – Small isolated north-west zone based on a two drill hole intercepts, bounded by fault or fracture zones trending northeast.

•	CENTRAL – Dominant central zone of mineralisation, bounded on both sides by inferred

•	NE trending fault or fracture zones. Comprising 13 discrete and semi-continuous subzones.

•	SE – Deepest zone. Down-thrown mineralisation, trending northeast. Potentially open at depth to the southeast and comprised of 9 discrete sub-zones.

The mineralised zone interpretation for Dibwe was refined and mineralised zone continuity was re-assessed. A total of 23 individual mineralised zones have been interpreted which are semi-continuous along strike and reflect the fragmented and fractured nature of the mineralisation at Dibwe. These zones are contained in 3 faulted bounded domains.

Representative 2D cross sections and 3D plan views of Mutanga and Dibwe mineralisation are presented in Figure 42 and Figure 43.

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Figure 42. Mutanga Mineral Deposit – Typical Domain Cross Section

Domains = MINZONE 2 = GREEN, MINZONE 3 = BLUE, MINZONE 4 = PINK, MINZONE 5 = ORANGE. FAULTS = RED DASHED LINE, TOPOGRAPHY = BLACK LINE (vertical ex x3)

Figure 43. Dibwe Mineral Deposit – Typical Domain Cross Section

Not all domains shown. FAULTS = RED DASHED LINE, TOPOGRAPHY = BLACK LINE (vertical exag x3)

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14.2.4	Statistical Analysis—Mutanga

Data Type Review—Mutanga

Population statistics for the separate mineralised zones at Mutanga and Dibwe were investigated for grade characteristics, variability and data skewness.

Before statistical analysis was undertaken by domain, descriptive statistics and histograms were generated for grade data by drill type, to confirm that these data types were compatible for use in MRE. This review concluded that of the 8 different drill types; MDH, MR, MRC, SWD, MTC, MTD, MGSC and MGSD. MTC, MTD and MRC types accounted for 77% of the grade data and were collected during the 2007-2008 drilling; this data is considered representative. The remaining drill data types were then grouped according to grade characteristics and reviewed. MGSC and MGSD holes had a higher mean grade, but were spatially related to a known higher grade area of the deposit, so this higher grade was considered to be representative of this zone.

The remaining data (MDH and MR) were higher grade that the other data sets, but had small populations and only affected the MIN2 zone at Mutanga, so their overall influence was limited.

Domain Coding—Mutanga

Descriptive statistics, histograms and probability plots were generated for all domains. A summary of raw data contained within each domain is contained in Table xx.

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Table 18. Summary of Raw Data Contained Within Each Domain—Mutanga

Domain	Drill Coverage	Hole type	No of holes	Data Type	No of assays *
MIN1	50 m x 50 m, limited to 5 m x 50 m coverage to the N	SWD	12	ASSAY	16
		MRC	10	ASSAY	51
		MTC	3	GAMMA	18
		MTD	9	GAMMA	53
MIN2	50 m x 50 m, plus two 10 m spaced fence lines	SWD	51	ASSAY	65
		MRC	41	ASSAY	389
		MR	1	ASSAY	18
		MGSC	17	GAMMA	405
		MGSD	11	GAMMA	255
		MTC	26	GAMMA	257
		MTD	68	GAMMA	331
MIN3	50 m x 50 m,plus two 10 m spaced fence lines	MDH	12	ASSAY	229
		MR	8	ASSAY	124
		MRC	14	ASSAY	161
		MGSC	12	GAMMA	287
		MGSD	5	GAMMA	127
		MTC	24	GAMMA	352
		MTD	37	GAMMA	431
MIN4	50 m x 50 m	MDH	2	ASSAY	26
		MR	1	ASSAY	23
		MTC	45	GAMMA	545
		MTD	28	GAMMA	194
MIN5	50 mx 50 m,100 m x 50 m at edge areas	MDH	1	ASSAY	3
		MTC	31	GAMMA	167
		MTD	19	GAMMA	136

*	“assay” refers to gamma derived U3O8 data and actual chemical assay U3O8 data where appropriate.

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Table 19. Descriptive Statistics by Domain – Mutanga

DOMAIN	MIN1	MIN2	MIN3	MIN4	MIN5
Number	137	1681	1787	774	303
Minimum	0	0	0	0	21
Maximum	2,191	12,901	8,400	2,361	4,245
Mean	185.44	490.26	347.54	197.79	220.71
Median	121	203	175	132	115
Std Error	1.88	0.55	0.31	0.28	1.19
Coeff Var	1.39	1.88	1.58	1.09	1.63
Percentiles
10	50.4	74	61	62	44
20	64.8	105.2	89	84.8	59.6
30	82.5	130	112	102	74
40	103	160	142	116	99
50	121	203	175	132	115
60	136.2	257.6	225	164	143
70	168.5	369.7	295.9	192	181.1
80	203.8	557	417.6	245.2	254
90	349.1	1,046.20	736.3	373	467.9
95	512.3	1,962.70	1,197.30	517.2	694.05
97.5	710.8	3,213.35	2,022.53	747.8	1,169.20
99	1,349.39	5,102.76	2,819.11	1,142.58	1,699.94

Sample Compositing—Mutanga

In order to ensure that all data values have a comparable influence on the data statistics, data compositing was undertaken by considering the histogram of sample intervals. The dominant sample interval is 1 m, therefore domained data was composited to 1 m down-hole intervals prior to further statistical analysis and top-cutting.

Since gamma data (which makes up the majority of grade data within each of the domains) was already composited to 1 m intervals from the original data source, only chemical assay data was required to be composited.

Top Cuts – Mutanga

The grade distributions within each domain are positively skewed, exhibiting “tails” of high-grade data and commonly domains exhibit high grade outliers that influence the overall domains statistics. It is important that a top-cut value is applied to extreme grade outliers so that these grades do not overly influence the statistics or result in undue bias towards high grades during grade interpolation. Several criteria are used to determine appropriate top-cuts, including domain COV, visual analysis of the histogram tail and consideration of the percentage of cut data for any given top-cut.

Top-cut analysis was performed for each domain and is summarised in Table 20 below.

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Table 20. Top-cut Analysis Performed for Each Domain

Top cut	Top cut Mean	Raw Mean	% Diff	Raw COV	Considerations	% data Cut	% U3O8 Cut	Domain
800	170	185	-9	1.4	COV trigger, inflection/loss of metal balance	6	2	MIN1
2,000	250	267	-6	1.9	COV trigger, inflection/loss of metal balance	6	2	MIN2
2,000	520	580	-10	1.4	Inflection/loss of metal-data balance	<1%	8	MIN2_HG
3,000	335	348	-2	1.6	COV trigger, inflection/loss of metal balance	2	1	MIN3
900	189	198	-4	1.1	Inflection/loss of metal-data balance	2	4	MIN4
900	192	221	-13	1.6	COV trigger, inflection/loss of metal balance	4	13	MIN5

14.2.5	Statistical Analysis—Dibwe

Analysis of by sample data type was undertaken for the Dibwe data, using the method described for Mutanga. Historical drilling data from DDH and DWD, which was used in the resource estimate of 2007, was not been used in this study.

2007-2008 drilling data, comprising gamma data from RC and Diamond holes accounted for 90% of valid total project data and was considered to be representative of the mineral deposit, both spatially and in terms of the grade distribution. The grade populations from DBC, DBD and DRC holes exhibit broadly similar statistical characteristics and have similar mean values and COV’s, therefore these three datasets were considered compatible for use in resource estimation work (Table 22).

Table 21. Dibwe Raw Data by Domain and Drill Type

Domain	Sub-Domain	Drill Coverage	hole type	No of Holes	Data type	No of assays
SE	5,6,7,8,10,11,12,18,19 and 22	50m x 100m	DRC	4	ASSAY	38
			DBC	5	GAMMA	29
			DBD	63	GAMMA	537
Central	2,3,4,9,13,14,15,16,17,20,21 and 24	50m x 100m	DRC	16	ASSAY	136
			DBC	45	GAMMA	405
			DBD	47	GAMMA	553
NW	10	50m x 100m	DRC	2	ASSAY	4

*	“assay” refers to gamma derived U3O8 data and actual chemical assay U3O8 data where appropriate.

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Table 22. Descriptive Statistics by Drill Type (Raw Data)—Dibwe

Drill Type	DBC	DRC	DBD
Data Type	GAMMA	ASSAY	GAMMA
% of all data	26%	10%	64%
Number	445	178	1,088
Minimum	12	0	0
Maximum	2,048	1,318	3,102
Mean	241.35	238.26	244.09
Median	154.5	157	166
Std Error	0.58	1.36	0.23
Coeff Var	1.07	1.02	1.02
Percentiles
10	67	34.2	49
20	96	65	86
30	113	95.2	112.4
40	133	124.2	137
50	154.5	157	166
60	192	188.4	203.8
70	246.5	263	262
80	337	377.4	367.4
90	477	548	549.2
95	708.5	735.3	661
97.5	933.5	973.4	824.8
99	1,431.55	1,094.42	1,183.20

Sample Compositing – Dibwe

The sample database used for resource estimation at Dibwe contained assay and gamma data at 1 m intervals. Therefore, no compositing was required.

Top Cuts – Dibwe

Similar methodology as that described for Mutanga was applied to Dibwe data. Given the low number of samples that occur within most of the sub-domains top-cut analysis was ineffective. Sub-domains 17+19 and 8 (which straddle a fault boundary) contained a reasonable amount of sample data (59 and 147 respectively).

Therefore, top-cut analysis was run on these two sub-domains, then on the remaining data which was combined in the SE and Central domain. The NW domain, comprising a single sub-domain (10) did not require a top-cut.

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Top-cut analysis is summarised in the table below. Although there are high grade outliers in the Central and SE domains the application of an appropriate top-cut for these domains has limited impact on domain statistics and the mineral resource.

Table 23. Top-Cut Analysis – Dibwe

Top cut	Top cut Mean	Raw Mean	% Diff	Raw COV	Considerations	% data Cut	% U3O8 Cut	Domain / Sub domain
750	249	312	-20	1.5	COV trigger, inflection/loss of metal balance	5	20	17+19
1200	301	315	-4	1.1	Inflection/loss of metal-data balance	1	4	8
1660	239	240	-1	1	Inflection/loss of metal-data balance	<1%	<1%	Central
1350	235	236	-1	0.9	Inflection/loss of metal-data balance	<1%	<1%	SE

14.2.6	In-Situ Dry Bulk Density

During the 2007-2008 drilling campaign no new sample data was collected for further bulk density analysis, therefore the information collated in December 2006 remains current and is described here.

A program of density determination was completed from the PQ core available from the Mutanga metallurgical drill hole program. A total of 97 core samples from 12 holes were selected as being geologically representative of the material drilled. The core was dried and density determined by calculating the core volume which was then divided into the weighed dry mass to calculate the in situ dry bulk density. The mean and median density values are 2.1 tonnes per cubic metre with a very low variance. There was no recognisable correlation between density and depth or litho-facies. A global density of 2.1 was used for the estimation of the Mutanga and Dibwe Mineral Resource.

14.2.7	Geostatistical Analysis

A variography study was completed using the composite datasets to determine the spatial correlation, ranges and directions of grade continuity at both mineral deposits, to be used for grade estimation using the Ordinary Kriging.

Variography – Mutanga

Variography was attempted for all domains using current composite grade data. Domains MIN1, MIN2HG and MIN5 contain insufficient data for meaningful variograms to be modelled and reliable directions of grade continuity could not be established. Variography for domains MIN2 and MIN3 produced more reliable variograms for the first two continuity directions, although poor in the third direction. Details of variography from the MIN2 and MIN3 domains are tabulated below, (Table 24).

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Table 24. Variography from the MIN2 and MIN3 Domains

Domain	Nugget (%)	Continuity Direction	Dip (O)	Azi(O)	Range (m)
MIN2	25	DIR1	12	126	50
		DIR2	0	216	20
		DIR3	78	306	15
MIN3	28	DIR1	0	36	50
		DIR2	0	126	25
		DIR3	90	306	15

The close spaced drilling (“CSD”) undertaken over a 200 m × 200 m portion of the mineral deposit straddling domains MIN2 and MIN3 (Figure 44) provides useful data with which to model variography using a close spaced dataset, that may be more representative of grade continuity over both domains. Accordingly, variograms were modelled using this data, which resulted in well behaved variograms that described the grade continuity directions and ranges reliably and which honour the general strike and dip of the mineralised zones in these domains.

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659150mE
659100mE
659050mE
659000mE
194600mN
194550mN
194500mN
590RL
580RL
570RL
560RL
550RL
540RL
530RL
590RL
580RL
570RL
560RL
550RL
540RL
530RL
659150mE
659100mE
659050mE
659000mE
194600mN
194550mN
194500mN

Figure 44. Close Spaced Drilling used for Geostatistical Analysis

The modelled nugget effect is low to moderate at about 20% of the total variability. Ranges extend further along the dip direction than the strike direction and the models honour the shallow dip of mineralisation to the SW (6o) and shallow dip to the SE (6o).

Results of variography from close spaced drilling is tabulated below in Table 25.

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Table 25. Details of Variography from Close Spaced Drilling

Domain	Nugget (%)	Continuity Direction	Dip (O)	Azi(O)	Range (m)
Close spaced drilling	21	DIR1	6	132	75
		DIR2	6	223	40
		DIR3	81	357	10

The CSD variogram model was applied not only to the MIN2 and MIN3 domains, but to other domains for which variogram parameters could not be modelled, i.e. all domains. CSA considered this a reasonable approach.

During the grade interpolation stage, Kriging was initially undertaken into blocks of the MIN2 and MIN3 domains using the MIN2 and MIN3 variogram model. The Kriging process was then re-run using the CSD variogram model. The overall block Kriging variance using the CSD variogram model was lower than the variance using the domain variogram models. This outcome supports the choice of variogram model.

Variography – Dibwe

Although the dataset for the Dibwe mineral deposit was significantly larger in 2008 than in 2007, the current drill hole spacing of 100 m × 50 m is still not sufficient to adequately describe the grade continuity. The narrow and highly fragmented and fractured nature of the mineralised zones within the mineral deposits coupled with the observed high variability in U3O8 make modelling grade continuity difficult. Therefore, the CSD variogram model was tested on Dibwe data (resulting in an error statistic of 0.000594 and SD of 0.30 when applied to the Dibwe Central domain and -0.00179 and 0.30 for the Dibwe SE domain. The CSD model parameters were applied to Dibwe for the purposes of grade estimation.

14.2.8	Estimation

U3O8 grades were estimated into a block model for each deposit, constructed to honour the interpreted mineralised zones and the surface topography. Blocks within each model were coded by the relevant domains using the domain wireframes and then constrained to the surface topography. Blocks situated above the topographic surface were removed. Adequate waste was built into the block models to ensure that they were suitable for open pit optimisation and mine planning.

Ordinary Kriging was used to estimate U3O8 based on the CSD variogram parameters. Inverse Distance squared (IDW2) estimation was completed as a rough check on the Kriged estimate.

The grade interpolation strategy for both mineral deposits involved setting up search parameters aligned to the geometry of each domain. A series of grade interpolation “runs” were completed, at progressively larger search distances until all blocks received an estimated grade. Constraints were applied to the number of grade values and holes used in the interpolations in order to improve the reliability of the estimates.

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14.2.9	Block Model Extents and Block Size

A sub celled block model was constructed from the wireframes defining the mineralised envelope and topographic surface. The model dimensions are presented in Table 26.

Table 26. Mutanga and Dibwe Block Construction Parameters

Deposit	Parameter	Minimum	Maximum
Mutanga	Easting Range	658,400 m	660,000 m
	Northing Range	193,800 m	195,200 m
	Elevation	500 m	620 m
	Easting Block Size	20 m	2 m
	Northing Block Size	20 m	2 m
	Elevation Block Size	5 m	0.5 m
Dibwe	Easting Range	652,990 m	655,510 m
	Northing Range	184,240 m	186,520 m
	Elevation	440 m	610 m
	Easting Block Size	20 m	2 m
	Northing Block Size	20 m	2 m
	Elevation Block Size	5 m	0.5 m

14.2.10	Grade Estimation—Mutanga

Sample search parameters for Mutanga are tabulated in Table 27. The search ellipse was aligned with the dominant domain geometry.

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Table 27. Grade Estimation Search Ellipse and Sample Parameters

MIN1	Run 1	Run 2	Run 3	Run 4
AZI/PLUNGE	205/3	205/3	205/3	205/3
DIP	5	5	5	5
MIN2	Run 1	Run 2	Run 3	Run 4
AZI/PLUNGE	216/0	216/0	216/0	216/0
DIP	6	6	6	6
MIN2 HG	Run 1	Run 2	Run 3	Run 4
AZI/PLUNGE	230/0	230/0	230/0	230/0
DIP	10	10	10	10
RADII 1 Range	35	50	100	200
RADII 2 Range	50	75	150	300
RADII 3 Range	3	10	20	40
Min Samples Per Estimate	5	3	1	1
max Samples Per Estimate	20	20	20	20
min holes Per Estimate	3	3	1	1

MIN3	Run 1	Run 2	Run 3	Run 4
AZI/PLUNGE	240/0	240/0	240/0	240/0
DIP	5	5	5	5
MIN4	Run 1	Run 2	Run 3	Run 4
AZI/PLUNGE	240/0	240/0	240/0	240/0
DIP	5	5	5	5
MIN5	Run 1	Run 2	Run 3	Run 4
AZI/PLUNGE	240/0	240/0	240/0	240/0
DIP	5	5	5	5
RADII 1 Range	35	50	100	200
RADII 2 Range	50	75	150	300
RADII 3 Range	3	10	20	40
Min Samples Per Estimate	5	3	1	1
max Samples Per Estimate	20	20	20	20
min holes Per Estimate	3	3	1	1

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Octant searching was not used. Grades were interpolated into parent cells so that sub-cells were assigned the value of their parent cell, to control volume variance.

14.2.11	Grade Estimation Validation—Mutanga

Validation of the grade estimate included:

•	Comparison of average composite grade with average block grade for each domain.

•	Swath plots of grade trends in depth, northing and easting.

•	Visual validation of composite grades with block grades, throughout the mineral deposit.

•	Comparison of domain wireframe volumes with block volumes.

•	Comparison of IDW estimate with the OK estimate.

The comparison of de-clustered composite grades and block model grades shows that the input and output data compare well. The exception is in domain MIN1 which contains relatively few data points and grades within this domain appear more smoothed than the rest of the model. Example Swath plots for MIN3, the largest domain, showing grade trends in depth, northing and easting, are contained in Figure 45.

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Figure 45. Swath Plots MIN3

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The swath plots clearly show that the trends observed in the composite data sets for each domain are honoured by the block grade data, but with a degree of smoothing, which is to be expected with any grade estimation. In domains with relatively few data points (e.g. MIN1), the grade trends are less pronounced and the degree of smoothing greater. Local estimates of block grade within the MIN1 domain are likely to be less reliable than for other domains and as such, block grades above a cut-off are likely to be highly variable.

Visual validation by reviewing slices through the block model and comparing composite grades to block grades by domain was completed. Screenshots of domain slices are contained in Figures 46 and 47.

Figure 46. NW-SE Cross Section Through MIN1, Composite Data Shown as Filled Circles,

Centred on 194339N, 658611E, 559RL.

Figure 47. NW-SE Cross Section through MIN2. Composite Data Shown as Filled Circles.

Centred on 194617N, 658988E, 571RL.

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The cross sections through each domain indicate that block grades honour the general sense of the composite grades.

Wireframe volumes were compared to domain block volumes to ensure these are honoured and that the tonnage estimate is reliable. Results show a good comparison wireframe volume and block model volume.

Comparison using Inverse Distance Weighting (“IDW”) to the power of 2 with identical search parameters and interpolation strategy to Kriging produced a comparable result.

14.2.12	Grade Estimation—Dibwe

Sample search parameters for Dibwe are tabulated in Table 28. The search ellipse was aligned with the dominant domain geometries.

Table 28. Grade Estimation Search Ellipse and Sample Parameters—Dibwe

SE DOMAIN	Run 1	Run 2	Run 3	Run 4
AZI/PLUNGE	046/0	046/0	046/0	046/0
DIP	9	9	9	9
CENTRAL DOMAIN	Run 1	Run 2	Run 3	Run 4
AZI/PLUNGE	046/0	046/0	046/0	046/0
DIP	9	9	9	9
NW DOMAIN	Run 1	Run 2	Run 3	Run 4
AZI/PLUNGE	065/0	065/0	065/0	065/0
DIP	0	0	0	0
RADII 1 Range*	100	150	300	450
RADII 2 Range*	65	100	200	300
RADII 3 Range*	7	10	20	30
Min Samples Per *Estimate	5	5	5	1
max Samples Per *Estimate	20	20	20	20
min holes Per Estimate*	3	3	1	1

*	Parameters common to all domains.

Octant searching was not used. Grades were interpolated into parent cells so that sub-cells were assigned the value of their parent cell, to control volume variance.

14.2.13	Model Validation – Dibwe

As for Mutanga, once the grade estimates were completed, the model validations were undertaken and are described below. The comparison of average declustered mean composite grades with block model grades is considered reliable (+/- 5%). Swath plots for showing grade trends in depth, northing and easting for all domains are contained in Figure 17.44.

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Figure 48. Swath Plots, All Domains

The swath plots show that the trends observed in the composite data set are honoured by the block grade data, but with a degree of smoothing. Visual validations were undertaken by reviewing slices through the block model and comparing composite grades to block grades by domain. A screenshot of a cross section slice is shown below in Figure 49.

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Figure 49. NW-SE Cross Section through the CENTRAL and SE Domains showing a comparison of input drill hole grades and block model grades. Centred on 185330N,

654398E, 529RL.

The entire wireframe volume, comprising the 23 mineralised zones was compared to the block volume to ensure the wireframe model is honoured and that the tonnage estimate is reliable. Results from this comparison show that the difference between the wireframe volume and block model volume is negligible.

14.3	Dibwe East Mineral Resource Estimation 2012

14.3.1	Drill Hole Database Loading

The Mineral Resource Estimate for Dibwe East is based on drilling results from 2008 to 2011, which comprises 237 RC and diamond drill holes totalling 21,729 m. The holes were drilled on northwest-southeast oriented fences spaced at approximately 150 m to 200 m intervals along strike with a drill hole spacing of 100 m along the fences. Of the 237 drill holes, 26 were completed over the Mutanga West target which is not included in this resource estimate.

During 2008, depth of drilling on the Dibwe East Zone 1 and 2 targets was primarily limited to 50 m or less as the drilling focused on near surface mineralization located by previous drilling campaigns at the Mutanga and Dibwe mineral deposits. During 2011, geologic investigations were designed to test for potential primary mineralization below the near surface secondary uranium mineralization. Consequently drill hole depths were increased to 120 m to 150 m with three holes extending to 250 m.

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Downhole radiometric results in counts per second (cps) were processed using the Denison in-house GAMLOG program based on the algorithm developed by James Scott of the Atomic Energy Commission (AEC) in 1962. Output was generated on 10 cm intervals in % eU3O8. The GAMLOG program records cps data from the logging unit (LAS files) and with user input of various calibration factors unique to the gamma probe (dead time, calibration factor, water factor, pipe factor) uses an iterative process to estimate % eU3O8 grade. This method compensates for radioactivity which is recorded by the probe, and is widely used in the industry.

Upon completion of the initial data processing, the borehole radiometric logging information was uploaded into third party interpretation software (VULCAN, Surfer, Rockworks). These software packages allow geological and calculated uranium grade information to be added to the data.

14.3.2	Geological Interpretation

The procedures for geological interpretation of mineralized zones include:

Correlation of the geophysical logs using commonly accepted subsurface exploration methods with a primary emphasis on identifying sands, interbedded shales, and uranium mineralized horizons and assigning them “stratigraphic” marker designations as described in Section 7.8.

Compositing of mineralized zones based on 10 cm grade (eU3O8) data on selected formations and mineralized horizons. The procedure used a Denison in-house developed DNComp program to record grade and depth information of down hole intervals, and to composite these intervals into larger intervals, depending on whether they meet certain criteria, such as cut-off grade, minimum thickness of mineralization, and maximum waste thickness.

Construction of profile cross-sections, including stratigraphy, lithology, alteration and percent grade uranium at 100 ppm (0.01%), 200 ppm (0.02%), and 300 ppm (0.03%) eU3O8 cut-offs.

Three mineralized horizons were interpreted:

•	EGBa which extends from surface to a depth of approximately 45 m

•	EGBb which extends from approximately 45 m to 80 m below surface

•	EGBc which extends from approximately 80 m to 110 m below surface

CSA has reviewed the wireframe interpretation completed by Denison and considers the wireframe constraints to be adequate for the current level of study, and considering the current data density.

14.3.3	Topography

Post-2009, Denison decided that the WGS84-35S coordinate system would be the primary coordinate system moving forward. During the recent drilling campaign drill holes at the Dibwe East mineral deposit area were surveyed using newly acquired DGPS system that provided increased accuracy in previous surveys.

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Surveyed drill hole collar coordinates and drill hole deviations were entered in the database, displayed in plan views and sections and visually compared to the actual locations of the holes in DHLogger database. Concurrently, historical drill holes were re-surveyed, including holes at Mutanga and Dibwe and the 2009 database was updated from Arc 1950 (Area 44) datum WGS84. This process was conducted primarily using TARGET@ software and the data was the exported back out for inclusion in the DHLogger database.

For the purposes of this study, the topographic surface was created based on the triangulation of the collar elevations (exported out from DHLogger) using VULCAN. There have been no corrections made using statistics or draping of the drill holes over the digital topographic data supplied from Geoscientific Mineral Resources SA as outlined in Section 17.2.2 of the 2009 report. Since 2012 all new drilling and the remaining drill holes, including Dibwe and Mutanga have been converted to the standard WGS84 coordinate system.

14.3.4	Wireframe Interpretation

Wireframe models for the EGBa, EGBb and EGBc horizons were developed using the following steps:

•	Plans for each one of the three mineralized horizons (EGBa, EGBb and EGBc) were plotted showing the average grade of composites over 200 ppm eU3O8 for each drill hole that penetrated the horizon. Composite grade values were computed using the following parameters and a weighted average grade was calculated:

•	Minimum cut-off grade: 200 ppm (0.02% eU3O8)

•	Minimum thickness: 1.0 m

•	Maximum interval waste thickness: 1.0 m

•	This is the material between two mineralized layers which can be included (absorbed) in one composite, as long as the composite grade is above the cut-off grade.

•	Minimum GT value: 200 m-ppm (0.02 m-%)

•	The grade values were contoured for Dibwe-East and the 200 ppm contour was used to delineate the overall lateral extent of the uranium mineralization in all three horizons. Then 200 ppm contours were developed for each individual horizon within the overall contour. The areas over 200 ppm are labelled as tabular lenses or blocks (A, B, C, etc.) for each mineralized horizon.

•	Polygons were created to represent the outlines of the mineralized lenses in each horizon using the 200 ppm grade contours and imported as .dxf files into the RockWorks Borehole Manager tool.

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•	Upper and lower surfaces of each mineralized horizon (EGBa, EGBb and EGBc) were created from the interpreted cross sections and clipped by the polygons.

•	The clipped upper and lower surfaces were imported into Vulcan and converted into 3D wireframes of the individual mineralized lenses in each horizon (Figure 53).

CSA has reviewed the grade wireframes and consider the use of a 200 ppm constraint to be appropriate for the current level of study. However, CSA notes that the wireframe interpretations contain, in some parts, significant internal dilution which will require review as data density increases in the future, and this may result in changes to the wireframe volumes as part of further study.

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Figure 50. Dibwe East Zones 1 and 2 Total 200 ppm grade contour with EGBa horizon 200 ppm grade blocks

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Figure 51. Dibwe East Zones 1 and 2 Total 200 ppm grade contour with EGBb horizon 200 ppm grade blocks

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Figure 52. Dibwe East Zones 1 and 2 Total 200 ppm grade contour with EGBc horizon 200 ppm grade blocks

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Figure 53. Dibwe East Zones 1 and 2 T EGBa (yellow), EGBb (orange) and EGBc (red) wireframes

14.3.5	Sample domaining

Dibwe east was separated into 3 domains, based on the geological units EGBa, EGBb and EGBc.

Sample Compositing

Grades were composited over 1 m run-length intervals to create a composite database for block estimation purposes. Compositing was restricted to the wireframe models to prohibit the inclusion of known waste material outside the zone of interest during block grade interpolation.

CSA considers this approach to be valid for the current level of study.

Statistical Analysis

Basic statistics of 1 m drill hole composites within the mineralized wireframes are shown in Table 29. Four all three horizons, the distribution is positively skewed, the median value is much lower than the mean, and the coefficient of variation is greater than one.

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Table 29. Statistics of drill hole composites within mineralized wireframes

	EGBa_C-Polyrun1	EGBb_B-Polyrun1	EGBc_A-Polyrun1
Mean	201	188	280
Standard Error	9.59	18.4	21.5
Median	129	107	117
Kurtosis	18.3	40.5	86.5
Skewness	3.63	5.6	7.69
Minimum	0	13	0
Maximum	2,152	3,380	9,219
Count	639	310	759
Coeff of Variation	1.2	1.72	2.12

CSA reviewed domain statistics for each of the domains with no issues detected.

14.3.6	Density Assignment

During recent drilling activities, additional density sampling information was collected to augment that which was available in 2009.

No material change to the Mutanga and Dibwe density was observed. Both populations, once outliers were removed, had a mean density of 2.1.

A review of Dibwe East density data indicates a mean value of 2.16, 2.8% higher than the other mineral deposits. Review of the core shows some zones of less competent material which have crumbled during drilling and have not been represented in the density test work. CSA is satisfied that the applied density of 2.1 is appropriate

CSA recommends further density test work is completed to determine if there is a relationship between density and depth related to subtle changes in weathering intensity and oxidation state

14.3.7	Top-Cuts

Top-cutting of high grade samples may be warranted for mineral resource estimation for statistical distributions where a few extreme high grade outliers may have an undue influence on the estimation process producing an overestimation of the average grade.

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A review of the Dibwe East distribution of uranium grades suggests that high outlier values may create a local bias if no top-cut is applied.

Figures 54- to 56 are cumulative frequency and histogram plots of the composite grade values for the EGBa, EGBb and EGBc horizons of the Dibwe East mineral deposit. It can be seen that the grade distributions are positively skewed, exhibiting erratic tails of high grade values. This skewed distribution and coefficients of variation which range from 1.20 to 2.12, suggests that high grade outliers should be capped (top-cut). A top-cut value of 3,000 ppm was applied to the 1 m composites for block model grade interpolation.

Figure 54. EGBa_C-Poly Cumulative Frequency and Histogram

Figure 55. EGBb_B-Poly Cumulative Frequency and Histogram

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Figure 56. EGBc_A-Poly Cumulative Frequency and Histogram

CSA reviewed the application of a 3,000 ppm eU3O8 top-cut from the composite data provided, noting the following:

•	The difference between un-cut and cut means.

•	COV of un-cut data.

•	The number of samples cut.

•	The effect on total metal for the data set.

CSA considers this capping to be appropriate, however as more drilling information is gathered it may be appropriate to assign top-cuts by domain.

14.3.8	Variography

Variography was attempted for all three mineralized horizons using 1 m grade composite data within the mineralized wireframes. Meaningful variograms could not be modelled at the current drill hole spacing of approximately 100 m by 200 m. The fractured nature of the upper (EGBa and EGBb) mineralized horizons coupled with the observed high variability in U3O8 in the lower zone (EGBc) did not allow establishment of reliable directions of grade continuity.

14.3.9	Block Model

Three dimensional block models for all mineralized zones at Dibwe East were constructed using Vulcan version 8.0.3 Mine Modelling Software. Uranium grades (eU3O8) were interpolated into each block model using an inverse distance weighting squared (IDW2) algorithm for each mineralized horizon. Blocks within each model were coded and constrained by the relevant domains using the zone wireframes.

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Table 30. Block model parameters

Block Size	Parent Blocks	Sub Blocks
X (m)	20	2
Y (m)	20	2
Z (m)	2	0.5

Grade Estimation

The grade interpolation strategy involved setting up search parameters in two passes for each domain. Search ellipses were oriented with the long axes oriented parallel to the dominant north-easterly structural trend and zone geometries. Grades were interpolated into the model using the first pass. Blocks which did not receive an interpolated grade were then interpolated in the second pass which resulted in virtually all blocks being populated. Search parameters listed in Table 31 include a requirement for a minimum to two drill holes (minimum of 4 samples; maximum of 2 per hole).

Table 31. Estimation parameters

	First Run	Second Run
Orientation	44 degrees
Top Cut Grade	3,000 ppm
Range Major (m)	200	400
Range Semi-Major (m)	100	200
Range Minor (m)	10	20
Maximum samples per drill hole	2
Minimum samples	4
Maximum samples	12

CSA has reviewed the estimation parameters used by Denison and consider these to be appropriate, given the current data density.

14.3.10	Block Model Validation

Upon completion of grade estimation for both mineral deposits, a series of block model validations were completed to test the robustness of each estimate. These included:

•	Comparison of domain wireframe volumes with block volumes.

•	Visual comparison of composite grades with block grades.

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•	Comparison of block grades with composite grades used to interpolate grades.

•	Comparison with estimation by a different method.

Wireframe volumes for the solids representing the EGBa-CPoly, EGBb-BPoly and EGBc-APoly were compared to domain block volumes to ensure these are honoured and that the tonnage estimate is reliable. Results showed that the differences between the wireframe volumes and block model volume are negligible.

Wireframe volumes for the solids representing the EGBa-CPoly, EGBb-BPoly and EGBc-APoly were compared to domain block volumes to ensure these are honoured and that the tonnage estimate is reliable. Results showed that the differences between the wireframe volumes and block model volume are negligible.

CSA reviewed the wireframes and presented, and cross validated wireframe volumes with that of the block model for each domain. CSA were able to replicate the volumes quoted by Denison.

Block grades were visually compared to relevant drill holes on cross sections to ensure that high grade blocks are based on high grade intercepts and low grade blocks are based on low grade intercepts. The cross sections indicate that in general block grades honour the radiometric grades in drill holes and the nature of the grade distribution. (Figure 57) as an example is a typical cross section showing blocks and drill holes with block and composite grades colour coded by grade. Blue represents low grade and yellow represents higher grade.

Figure 57. Grade Validation Block Model NW-SE Cross Section centred on DMD77600-03

A review of the comparison of mean input composite grade and mean output block model grade shows the overall average block grade of 221 ppm is lower than the overall average composite grade of 225 ppm. For the individual horizons, the block average grade is lower than the composite average grade for the A and B Horizons but higher for the C Horizon. The coefficients of variation are lower for the block grades compared with the composite grades because of the smoothing effect of the grade interpolation. These results are considered to be acceptable.

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The block model tonnage and grade estimate were checked by Denison by carrying out a separate estimate of tonnage grade using the contour method. The contour method has been described by Agnerian and Roscoe (2002) and has been used for many decades for estimation of uranium resources particularly in the western USA.

Based on the contour method, the check estimate results in 29.6 million tonnes and 28.1 Mlbs U3O8, for an average grade of 430 ppm.

The contour method check estimate is similar to the block model estimate in contained U3O8 but differs in tonnage and grade for the following reasons:

In the contour method, drill hole intercepts in the three horizons are accumulated and treated together instead of separately as in the block model.

The contour method uses intercepts over 200 ppm whereas the block model resource estimate is reported at a 100 ppm cut-off grade. At a cut-off grade of 200 ppm (next section), the average grades are similar.

The block model grade interpolation smooths the grade distribution in the Dibwe East mineral deposit more than the contour method.

14.3.11	CSA Block Model Validations

CSA completed the following validation of the Dibwe East Mineral Resource Estimate:

•	A comparison of wireframe volume and block volume. CSA were able to replicate the volume comparisons provided by Denison.

•	A review of global mean grades—block mean vs. composite mean.

•	A visual review of local block and composite grade. This review demonstrated a satisfactory validation of the grade distribution seen within blocks, honouring the distribution within drill hole composites.

•	A review of CSA generated swath plots. These are shown in Figure 58 below and CSA concludes that there is an acceptable comparison of block model grade honouring input composite grade, with a degree of smoothing that is commensurate with data density.

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Figure 58. Swath Plots for Dibwe East – 300m Northing and Easting slices, and 10m bench slices.

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14.4	Mineral Resource Classification

The Mineral Resource Estimates set out in this report have been classified according to the CIM Definitions Standards and in accordance with the rules of NI 43-101. Classification of a Mineral Resource requires consideration of both the reliability of the sample data and other data used in the estimate, coupled with knowledge of the host geology.

14.4.1	Mineral Resource Classification – Mutanga and Dibwe

Confidence criteria used to classify interpolated blocks includes:

•	Interpolation criteria based on sample density, variography, search and interpolation parameters.

•	Assessment of the reliability and confidence that can be given to geological, sample, survey and bulk density data used in modelling.

•	Robustness of the geological model.

•	Drilling and sample density.

Drilling density at Mutanga includes data at 50 m × 50 m centres, which has allowed the geometry of domains to be refined. In addition, good variography has provided reliable directions and ranges of grade continuity. Results from the variography study indicate the ranges of grade continuity to be 75 m in the strike direction and 50m in the dip direction. This base range is sufficient to define Indicated Resources.

Blocks which received an interpolated grade during the first run (being informed by at least 5 samples from at least 3 drill holes, at search ranges less than the base range) were classified as Measured Resources. Measured Resources are located in the area of Close Spaced Geostatistical Drilling (“CSD”), within domains MIN2 and MIN3. Blocks that received an interpolated grade during run2 (at distances equal to the range), and form a contiguous volume were classified as Indicated Resources. Those blocks within the model that were captured during interpolation runs 3 and 4 were classified as Inferred Resources.

In addition to these criteria, all blocks within the MIN1 domain are classified as Inferred Resources by virtue of the paucity of sample data within this domain. All MIN2HG blocks are also classified as Inferred Resources since this domain occupies the escarpment on the NW edge where topographic error is at its highest.

Future upgrade of defined Mineral Resource Estimates requires:

•	Improvements in the accuracy of the topographic surface DTM (currently +/-2.5 m).

•	Infill drilling to improve geological and grade continuity so as to increase the confidence that can be applied to the classification of Mineral Resources.

•	More QA/QC data. This is required to further confirm the validity of gamma data used in the resource estimations.

•	More bulk density data. This is required for each of the domains, in order to improve the tonnage estimate.

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The figure below shows the Mutanga Block Model, coloured by resource class (magenta = Measured, red=Indicated, blue=Inferred).

Figure 59. Mutanga Resource Model Coloured by Resource Class.

Drilling density at Dibwe includes data at 100 m × 50 m centres, which has allowed the geological model to be improved and the geometry to be modified. Recent infill drilling defines the mineralised zones as narrow, semi-continuous, geologically and structurally controlled zones within the three fault bounded domains. Infill drilling has allowed a degree of grade continuity to be established though local grade variability remains high. Geological and grade continuity is established to a level sufficient to classify resources over the mineral deposit as Inferred Resources only.

No resources were classified as Indicated Resources due to:

•	The current drill spacing is not adequate to establish geological and grade continuity along strike, to the level required to define Indicated Resources.

•	Additional assay QA/QC data is required in order to validate the use of gamma probe data in resource estimation work at Dibwe.

•	Variography has not been undertaken at Dibwe. In order to increase the confidence in the resource estimate, valid directions and ranges of grade continuity need to be established using Dibwe data, by increasing data density.

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14.5	Classification of the Dibwe East Mineral Resource Estimate

Current drill hole spacing on the Dibwe East mineral deposit is approximately 100 m by 200 m and the spacing is actually wider in deeper parts of the area because not all of the holes were drilled through the B Horizon (EBGb) and particularly the C Horizon (EGBc).

Confidence criteria used to classify the mineral resource include:

•	Grade interpolation parameters.

•	Assessment of the reliability of geological information and sampling data.

•	Drilling and sample density.

•	Geological and grade continuity.

•	Reasonably prospects for economic extraction.

Resources are classified as Inferred Mineral Resources because:

•	The current drill spacing is not adequate to establish grade continuity along strike to with confidence beyond that of Inferred Resources, and deposit specific variography has not been undertaken.

•	Additional assay QA/QC data are required in order to fully validate the use of gamma probe data in resource estimation and quantify disequilibrium factors.

In order to comply with the requirement that a mineral resource must have reasonable prospects for economic extraction, Denison engaged a third party (Roscoe Postle and Associates, “RPA”) to prepared a preliminary conceptual Whittle pit optimisation for reporting of mineral resources within the conceptual pit shell. The following parameters have been used for the preliminary Whittle pit:

•	Pit Slope = 40 degrees

•	Mining Cost = $1.86/t mined

•	Processing Cost = $14.54/t ore

•	Processing Recovery = 90%

•	Selling Price = $70/lb U3O8

•	Sell Cost = $1.5/lb U3O8

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It should be noted that these parameters have not been selected following any economic study but are considered reasonable assumptions for conceptual evaluation with which to constrain the Mineral Resource Estimate to be reported. There are no Mineral Reserves reported for the Dibwe East mineral deposit.

14.6 Mineral Resource Reporting

The table below summarises the Mineral Resource Inventory for the project.

Table 32. NI 43-101 compliant Mineral Resource Inventory – as at 12th September 2013

CIM Compliant Mineral Resource Inventory-–Mutanga Uranium Project (as at 12th September 2013)
		Measured			Indicated			Inferred
Deposit	U3O8 lower cut-off	Tonnes (Mt)	U3O8 (ppm)	U3O8 (Mlbs)	Tonnes (Mt)	U3O8 (ppm)	U3O8 (Mlbs)	Tonnes (Mt)	U3O8 (ppm)	U3O8 (Mlbs)
Mutanga	100	1.88	481	2.0	8.40	314	5.8	7.20	206	3.3
Mutanga Extensions	200							0.50	340	0.4
Mutanga East	200							0.20	320	0.1
Mutanga West	200							0.50	340	0.4
Dibwe	100							17.00	234	9.0
Dibwe East	100							39.80	322	28.2
Total		1.88	481	2.0	8.40	314	5.8	65.20	287	41.4

14.7 Comparisons with Previous Mineral Resource Estimates

No previous resource estimate has been estimated for Dibwe East, so no comparison is presented here.

Based on known information at the time of reporting, there are no known environmental, permitting, legal, taxation, socio-economic, marketing, political or other relevant factors that could materially affect the Mineral Resource Estimates contained in this report.

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15	Mineral Reserve Estimates

The Mutanga Uranium Project is not considered an Advanced Property and does not have Mineral Reserves defined.

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16	Mining Methods

The Mutanga Uranium Project is not considered an Advanced Property, therefore there is no information to report in this section.

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17	Recovery Methods

The Mutanga Uranium Project is not considered an Advanced Property, therefore there is no information to report in this section.

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18	Project Infrastructure

The Mutanga Uranium Project is not considered an Advanced Property, therefore there is no information to report in this section.

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19	Market Studies and Contracts

The Mutanga Uranium Project is not considered an Advanced Property, therefore there is no information to report in this section.

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20	Environmental Studies, Permitting and Social or Community Impact

The Mutanga Uranium Project is not considered an Advanced Property, therefore there is no information to report in this section.

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21	Capital and Operating Costs

The Mutanga Uranium Project is not considered an Advanced Property, therefore there is no information to report in this section.

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22	Economic Analysis

The Mutanga Uranium Project is not considered an Advanced Property, therefore there is no information to report in this section.

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23	Adjacent Properties

There is no information relating to adjacent properties to report.

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24	Other Relevant Data and Information

24.1	De-mining and UXO Program

In April 2006 a team from MineTech International (“MTI”) commenced a Level 1 General Mine Action Assessment Survey of the Mutanga camp, proposed Mutanga open pit and plant site areas. The purpose of the assessment was to provide general information and advice to mitigate any risk of landmines or unexploded ordinance (“UXOs”) to staff, vehicles and equipment engaged in geological prospecting.

In addition to this campaign, Denison completed another two campaigns during 2008. The clearing operations located rocket propelled grenades and casings, an anti-tank mine and numerous projectiles (i.e. bullets).

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25	Interpretation and Conclusions

The Mineral Resource Estimate for the Mutanga Uranium Project has been significantly increased (by more than 100%) with the addition of the Dibwe East mineral deposit, based on drilling completed by Denison in 2011. The current MRE includes:

•	Mutanga East and West mineral deposits based on historical drilling and information which pre-dates the 2006 work completed by both OmegaCorp and Denison, previously reported by Denison in the 2009 Technical report, dated 19th March, 2009.

•	Mutanga and Dibwe mineral deposits based on work and drilling completed by OmegaCorp and Denison up to 2009, also reported in the Technical Report dated 19th March, 2009.

•	Dibwe East mineral deposit based on work and drilling completed by Denison up to the end of 2011, which is the focus of this Technical Report.

Additional drilling completed by Denison during 2011 to the west of the Mutanga mineral deposit is still under evaluation and has not been incorporated in the MRE update. A brief review of this drilling data by CSA has determined that the results from this recent drilling data are not material to the current MRE.

A Colorado Plateau-type sedimentary uranium deposit has been discovered within the Dibwe East area. Since only part of the general area has been explored with wide spaced drilling, CSA conclude that there is still potential for additional resources in the area.

Conclusions based on the 2011 drilling results and our review of exploration, geophysical and sampling data are:

•	The Dibwe East uranium mineralization is located between the Dibwe and Mutanga prospects and is hosted by a number of relatively flat lying to gently southeast dipping units of Karoo sandstone interbedded with siltstone and shale.

•	Exploration data suggest that the uranium mineralization is hosted within paleochannels in meandering stream depositional systems, with fine- to coarse-grained sands and silts containing organic and pyrite material combined with a series of complex redox fronts acting as a reductant for the precipitation of uranium.

•	The Dibwe East mineral deposit consists of three stacked mineralized horizons extending from surface to depths of 130 m. The A Horizon extends from surface to a depth of 45 m; B Horizon extends from 45 m to 80 m; and C Horizon extends from 80 m to 110 m.

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•	The Dibwe East mineral deposit extends for a distance of approximately 4 km in the northeast-southwest direction and approximately 500 m in the northwest-southeast direction.

•	Coffinite is dominant at depth in the C Horizon while phurcalite (similar to autunite) is dominant in the A Horizon and B Horizon. The C Horizon is interpreted as primary mineralization from which the A and B Horizons are derived as secondary mineralization.

•	The methodologies of lithologic and radiometric logging procedures, and sampling and assaying during the 2008 to 2011 drilling are industry standard and acceptable for mineral resource estimation. Specific conclusions relating to QA/QC are;

•	The River sand blank used by Denison performed adequately. The majority (73%) of samples analysed returned below detection limit values; however towards the end of the campaign there were some anomalous samples that reported higher than expected.

•	Results from internal standards were acceptable. The AMIS standards performance was acceptable with the majority of samples reporting within acceptable limits for each standard, there were some instances that reported below expected values and a tendency to under report relative to the recommended mean values for AMIS0029, AMIS0096, AMIS0097 and AMIS0114. UREM standard performance was poor; UREM3 and UREM4 averaged approximately 25% below the expected value for both standards, with the expected values for UREM6 and UREM7 not available.

•	Laboratory QA/QC performance was good with each of the standards and BLANK reporting within the expected values, or within acceptable tolerances. Laboratory duplicates have performed well with no issues. ALS has been used as a second laboratory for umpire sampling. A total of 187 umpire samples have been sent for analysis. There is slight bias toward higher values from the ALS result. The data provided suggests adequate internal laboratory QA/QC practices.

•	There were 167 filed duplicate samples taken at a ratio of 1:17 samples. This ratio of QA/QC sampling is adequate and meets the 1:20 that is required. Standards were inserted at approx. 1:20 which is adequate for purpose.

•	At a cut-off grade of 100 ppm U3O8, as of February 24, 2012, the Inferred Mineral Resources of the Dibwe East mineral deposit total 39.8 million tonnes at an average grade of 322 ppm, containing 28.2 million lbs. of U3O8.

A future upgrade of the Dibwe East Mineral Resource Estimate requires:

•	Improvements in the accuracy of the topographic surface DTM (currently +/-2.5 m).

•	Infill drilling to improve geological and grade continuity to increase the confidence in the classification of the Mineral Resource Estimate.

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•	Collection of additional assay and gamma data in order to better understand local disequilibrium effects and the relationship between assay and gamma data used for mineral resource estimation.

•	Additional bulk density data in order to determine if there is a correlation between density and lithology facies or depth below topographic surface.

•	A close spaced drilling program to test local mineralisation variability and provide adequate data for the determination of suitable geostatistical parameters including variography for grade estimation.

•	Consideration of non-linear grade estimation techniques to better estimate the grade tonnage profile for various cut-off grades and mining SMU dimensions.

At the Mutanga and Dibwe mineral deposits the current drilling grid of approximately 100 m × 50 m down to 50 m x 50 m centres (at Mutanga) has seen improvements to the geological model and the structural geometry of the mineral deposits. The infill drilling defines the mineralised zones as narrow, semi-continuous, geologically and structurally controlled zones within fault bounded domains. The closer spaced drilling has allowed a degree of grade continuity to be established even though local grade variability remains high.

At Mutanga the availability of the 50 m x 50 m spaced drill data and degree of structural control has allowed part of the MRE to be classified as Measured and Indicated. However; at Dibwe the geological and grade continuity is not sufficient to classify the MRE better than Inferred. No part of the Dibwe MRE has been classified as Indicated due to:

•	Current drill spacing is not adequate to establish geological and grade continuity along strike.

•	Additional assay QA/QC data is required in order to validate the use of gamma probe data in resource estimation work at Dibwe.

•	Variography modelling has not been possible for Dibwe. In order to increase the confidence in the resource estimate, valid directions and ranges of grade continuity need to be established.

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26	Recommendations

Recommendations relevant to all mineral deposits in this Mineral Resource Estimate are:

1.	Completion of a detailed topography digital terrain model, to ensure near surface mineralisation volumes are adequately represented and to validate drill hole collar elevations.

2.	Purchase of an appropriate range of Standard Reference Materials for insertion into the assay sample stream by Denison personnel rather than by the primary laboratory.

3.	Collection of additional bulk density samples from existing and /or new diamond drill core, to provide an adequate data set for further analysis of dry bulk density values. This is required to determine if there is a relationship between density and depth and /or lithology facies.

4.	Complete a preliminary economic analysis of the Mutanga Uranium Project based on the significant increase in mineral resource.

The following recommendations relating to Dibwe East are designed to better understand the geology, structure and geometry of the mineralized horizons, to increase the resource classification to Indicated Mineral Resources, and to assess the preliminary economics.

5.	Complete infill RC and diamond drilling to enhance the understanding of the geological and structural controls on U3O8 mineralization and bring drill hole spacing to 100 m by 100 m or closer for all three horizons.

6.	Choose a representative 200 m by 200 m area to drill at 40 m or 50 m spacing in order to increase the confidence in the grade continuity and to develop reliable variograms, similar to the work done at the Mutanga mineral deposit (Titley, 2009).

7.	Collect in-situ dry bulk density data for both the mineralization and surrounding waste material to improve the tonnage estimate.

8.	Carry out additional chemical assaying using full core analysis to better quantify the disequilibrium factor over a range of grades ranges and representative areas.

9.	Add a magnetic susceptibility/spectral gamma probe to the logging procedures in open holes to help quantify the relationship observed the inductive logs.

10.	Carry out a preliminary economic assessment which may be in conjunction with potential development of other uranium mineral deposits on the Mutanga property after completion of the scheduled Phase 3 drilling program.

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Denison is planning on conducting the following work (Phase 3 program):

•	Preliminary metallurgical test work on Dibwe East Zone 1 (estimated cost $33,000)

•	Mine sensitivity study on Dibwe East (estimated cost $15,000)

•	Relocation planning and hydrology studies (estimated cost $370,00)

In addition to the above work it is recommended that the following work (Phase 4) also be planned:

•	An in-fill drilling program consisting 105 to 110 drill holes (approximately 10,000 m to 12,500 m) to bring the drill spacing to 100 m by 100 m (estimated cost $1,500,000 to $2,050,000).

•	Assess grade continuity by drilling a 200 m by 200 m area along the southeast flank of the deposit on 50 m spacing (estimated cost $500,000)

•	Preliminary economic assessment (estimated cost $200,000)

It is important to note that due to the current low uranium commodity price (relative to the past 5 years) the timing for the completion of the Phase 3 and 4 work has not been specified.

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27	References

Chisholm, J. and Doepel, J., December 2005, Resource Estimation Mutanga-Dibwe Uranium Project Zambia, Continental Resource Management Pty Ltd (CRM), Internal Report.

Green, JD., 2006 Renewal Application Prospecting Licence LS PL 237 “The Kariba Uranium Project” Southern Province Republic of Zambia, GeoQuest Limited, Internal Report.

Fugro, July 2008, Technical Proposal Helicopter Borne Magnetic Horizontal Gradient (MIDASTM) and Radiometric Geophysical Survey Programme Near Lake Kariba, Zambia, Fugro, Internal Report.

Mathisen, M. and Roscoe, W., March 2012, NI 43-101 Technical Report—The Dibwe East Project, Southern Province, Republic of Zambia, Roscoe Postle Associates and Denison Mines Zambia Limited.

Mintek, November 2012, Preliminary Metallurgical Testwork on Dibwe East Deposit Drill Core Samples.

Mintek, May 2013, Heap Leach Feasibility Teswork on Mutanga and Dibwe Ores.

Mwalimu, SM., January 2009, Letter RE Application for Renewal of Large Scale Prospecting Licence – LPL237, Republic of Zambia Mines Development Department, Lusaka, Correspondence.

Ore Test—Ref No: BAMF00017a, QEMSCAN, Internal Report.

QEMSCAN, July 2006, QEMSCAN Analysis of 12 U-Ore Samples for U Classification. SGS Lakefield

Titley, M. and Williams, D., August 2006, Announcement to the Australian Stock Exchange: 29 August 2006 JORC Compliant resource Increases by 25% at Kariba Project, OmegaCorp Limited, ASX Website.

Titley, M. and Williams, D., November 2006, Announcement to the Australian Stock Exchange: 13 November 2006 Scoping Study Confirms Strong Cash Margins Expected from Kariba Project, OmegaCorp Limited, ASX Website.

Titley, M., March 2009, CSA Global (UK) Ltd NI 43-101 Technical Report – The Mutanga Project, Southern Province, Zambia.

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Glossary of Technical Terms and Abbreviations

%	percent

3D	Three-dimensional model or data

Ag	Silver

ASCII	Digital computer code containing text data

Au	Gold

azimuth	Drill hole azimuth deviation (from north)

B	Reserve category used in the CIS. In order to assign geological resources to this category, the main characteristics of the orebody must be determined, including its occurrence conditions, form, internal structure and general distribution patterns of various mineralisation types within the orebody. This reserve category as a whole is comparable to Measured Resources of the JORC Code.

binary	Digital file containing characteristics readable by computer only

~~º~~C	Celsius degrees

C1	Reserve category used in the CIS. In order to assign geological resources to this category, common geological features such as form, occurrence conditions and orebody structure must be determined. Also, a rough estimation of the mineralisation types must be made and the main processing characteristics of the ore must be determined for potential production. This reserve category as a whole is comparable to Indicated Resources of the JORC Code.

C2	Reserve category used in the CIS. Geological resources assigned to this category are estimated only provisionally and have a low degree of certainty. Some geological resources assigned to this category are partially comparable to Indicated and partially to Inferred Resources of the JORC Code.

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clipping window	In case of display of three-dimensional data at the plane, plus-minus the distance, within which the data is projected perpendicular to the image plane

cm	centimetre

coefficient of correlations	Statistical measure of the degree of similarity between two parameters

coefficient of variation (CV)	In statistics, the normalized variation value in a sample population

collar	Geographical coordinates of the collar of a drill hole or a working portal

compositing	In sampling and resource estimation, process designed to carry all samples to certain equal length

core sampling	In exploration, a sampling method of obtaining ore or rock samples from a drill hole core for further assay

CSA	CSA Global Pty Ltd

CSV	Digital computer file containing comma-separated text data

cut-off grade	The threshold value in exploration and geological resources estimation above which ore material is selectively processed or estimated

d	Diameter

declustering	In geostatistics, a procedure allowing bounded grouping of samples within the octant sectors of a search ellipse

digital terrain model	Three-dimensional wireframe surface model, for example, topography (DTM)

DIP	Angle of drilling of a drill hole

expedition	In CIS countries, a state territorial exploration enterprise

flagging	Coding of cells of the digital model

FROM	Beginning of intersection

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g	gram

geochemical sampling	In exploration, the main method of sampling for determination of presence of mineralisation. A geochemical sample usually unites fragments of rock chipped with a hammer from drill hole core at a specific interval

geometric mean	The antilog of the mean value of the logarithms of individual values. For a logarithmic distribution, the geometric mean is equal to the median. For a logarithmic distribution, the geometric mean is equal to the median

group sampling	In exploration and mining, method of sampling by means of union of the material of individual samples characterizing an independent orebody

Gryphon	Gryphon Minerals Limited

histogram	Diagrammatic representation of data distribution by calculating frequency of occurrence

JORC Code	Australasian Joint Ore Resources Committee Code

kg	kilogram

km	kilometre

Kriging	Method of interpolating grade using variogram parameters associated with the samples’ spatial distribution. Kriging estimates grades in untested areas (blocks) such that the variogram parameters are used for optimum weighting of known grades. Kriging weights known grades such that variation of the estimation is minimised, and the standard deviation is equal to zero (based on the model)

lag	The chosen spacing for constructing a variogram

lognormal	Relates to the distribution of a variable value, where the logarithm of this variable is a normal distribution

m	meter

M	million or mega (106)

macro	A set of MICROMINE commands written as a computer program for reading and handling data

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mean	Arithmetic mean

median	Sample occupying the middle position in a database

Micromine Consulting	Consulting division of Micromine Pty Ltd

MICROMINE	Software product for exploration and the mining industry

ml	millilitre

ml/l	millilitre per litre

mm	millimetre

Mt	million tonnes

NI 43-101	National Instrument 43-101

nugget effect	Measure of the variability during repeat analysis of a sample due to a measurement error or the presence of natural, small-scale variability. Although the variogram value at 0 spacing should be equal to zero, these factors may affect the values of samples taken at a very short distance from each other such that their values may vary. A vertical jump from the zero value at the origin of a variogram with very small spacing is called the nugget effect.

omni	In all directions

overburden	All material above mineralisation

percentile	In statistics, one one-hundredth of the data. It is generally used to break a database down into equal hundredths

population	In geostatistics, a population formed from grades having identical or similar geostatistical characteristics. Ideally, one given population is characterized by a linear distribution

probability curve	Diagram showing cumulative frequency as a function of interval size on a logarithmic scale

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quantile plot	Diagrammatic representation of the distribution of two variables. It is one of the control tools, e.g., when comparing grades of a model with sampling data. It is one of the control tools, e.g., for comparing model grades with sampling data

quantile	In statistics, a discrete value of a variable for the purposes of comparing two populations after they have been sorted in ascending order.

range	Same as Influence Zone; as the spacing between pairs increases, the value of corresponding variogram as a whole also increases. However, the value of the mean square difference between pairs of values does not change from the defined spacing value, and the variogram reaches its plateau. The horizontal spacing at which a variogram reaches its plateau is called the range. Above this spacing there is no correlation between samples.

reserves	Mineable geological resources

Resolute	Resolute (West Africa) Ltd

resources	Geological resources (both mineable and unmineable)

RL	Elevation above the sea level

RL	Elevation of the collar of a drill hole, a trench or a pit bench above the sea level

run m	run meter

sample	Specimen with analytically determined grade values for the components being studied

Sanembaore	Sanembaore Sarl Pty Ltd

scatter plot	Diagrammatic representation of measurement pairs about an orthogonal axis

SG	Specific Gravity

sill	Variation value at which a variogram reaches a plateau

standard deviation	Statistical value of data dispersion around the mean value

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state of reserves	Officially registered reserves and resources estimated on the basis of a large amount of data for the intersections in drill holes or workings, or both

string	Series of 3D points connected in series by straight lines

t	ton

t/m3	ton per cubic meter

team (party)	In CIS countries, a state specialized geological enterprise, usually a part of an expedition (see expedition)

TO	end of intersection

unfolding	Computer program function allowing data of folded structures to be unfolded onto a plane using control frames and strings

variation	In statistics, the measure of dispersion around the mean value of a data set

variogram	Graph showing variability of an element by increasing spacing between samples

variography	The process of constructing a variogram

wireframe model	3D surface defined by triangles

WMC	Western Mining Corporation Ltd

X	Coordinate of the longitude of a drill hole, a trench collar, or a pit bench

Y	coordinate of the latitude of a drill hole, a trench collar, or a pit bench

y	year

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Date and Signature Page

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Certificate of Qualified Person – Malcolm Titley

As the Qualified Person of this Technical Report on the Mutanga Uranium Project of Denison Mines Corp, Zambia, I, Malcolm Titley do hereby certify that:

1)	I am a Director and Principal Consultant of CSA Global (UK) Ltd, and carried out this assignment for CSA Global (UK) Ltd, 2 Peel House, Barttelot Road, Horsham, West Sussex, RH12 1DE, UK Telephone +44 1403 255 969. Email mtitley@csaglobal.com.

2)	The Technical Report to which this certificate applies is titled “NI 43-101 Technical Report – Mineral Resource Estimates for the Mutanga Uranium Project, Denison Mines Corp, Zambia, Africa” and is dated 12th September 2013.

3)	I hold a BSc degree in Geology and Chemistry from the University of Cape Town (1979) and am a registered Member in good standing of the Australian Institute of Geologists (AIG Membership Number 2546). I am familiar with NI 43-101 and, by reason of education, experience in the exploration, evaluation and mining of uranium projects in Zambia and other parts of Africa, and professional registration; I fulfil the requirements of a Qualified Person as defined in NI 43-101. My experience includes 30 years in mining and resource evaluation.

4)	I have visited the project that is the subject of this Technical Report, at various intervals during the period between 2005 and 2008, and completed a current site inspection from 9th to 11th September 2013.

5)	I am responsible for all sections of this Technical Report.

6)	I am independent of the issuer as described in Section 1.5 of NI 43-101.

7)	I have had prior involvement with the property that is the subject of this Technical Report, including geology and resource reviews in 2005, Mineral Resource evaluation in 2006, site inspections during the period 2005 to 2008, and Mineral Resource update evaluation in 2008 with associated NI 43-101 Technical Reporting.

8)	I have read NI 43-101 and the Technical Report I am responsible for has been prepared in compliance with this instrument.

9)	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the parts of Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make this report not misleading.

Dated this 12th day of September 2013.

“signed and sealed”

Malcolm Titley BSc, MAIG

Director and Principal Geologist

CSA Global (UK) Ltd.

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